Form 10-K405, Exhibit 13
period 2000-12-31
WAYNE BANCORP INC /OH/
filed 2001-04-02
CIK 788134

                                                                      EXHIBIT 13
                                                     FIVE YEAR FINANCIAL SUMMARY




FIVE YEAR FINANCIAL SUMMARY (1)
--------------------------------------------------------------------------------

                                                       YEARS ENDED DECEMBER 31,
(In thousands of dollars
except per share data)                    2000       1999        1998         1997        1996
                                       --------    --------    ---------    --------    --------
STATEMENT OF INCOME SUMMARY:
  Total operating income (2) .......   $ 45,697    $ 41,862    $  41,497    $ 39,866    $ 38,684
  Total operating expense ..........     34,174      30,704       31,374      31,225      29,426
  Total interest income ............     41,503      37,830       37,773      36,289      34,243
  Total interest expense ...........     19,010      16,046       16,331      15,523      14,765
  Net interest income ..............     22,493      21,784       21,442      20,766      19,478
  Provision for loan losses ........        216         180          240         906         300
  Income before income tax expense .     11,523      11,158       10,123       8,641       9,258
  Income tax expense ...............      3,398       3,303        2,811       2,921       2,748
  Net income .......................      8,125       7,855        7,312       5,720       6,510

PER SHARE DATA:
  Net income .......................   $   1.77    $   1.69       $ 1.50    $   1.16    $   1.32
  Cash dividends ...................       0.64        0.60         0.48        0.42        0.37
  Book value .......................      13.02       11.57        12.18       11.36       10.50

BALANCE SHEET DATA:
  Total loans and leases ...........   $374,840    $356,503     $324,199    $324,833    $289,391
  Allowance for loan losses ........      5,343       5,197        4,916       4,923       4,274
  Securities .......................    138,349     150,018      175,007     141,922     154,229
  Total deposits ...................    471,578     461,815      435,143     409,891     396,639
  Shareholders' equity .............     59,886      53,246       59,067      55,810      51,592
  Total assets .....................    570,193     545,888      538,677     508,378     484,032

OTHER DATA:
  Employees ........................        284         254          257         262         251
  Shareholders .....................      1,364       1,439        1,452       1,484       1,434
  Cash dividends ...................   $  2,942    $  2,795    $   2,336    $  1,795    $  1,595
  Cash dividends as a percent of net
    income .........................      36.21%      35.58%       31.95%      31.38%      24.50%

FINANCIAL RATIOS:
  Return on average assets .........       1.47%       1.47%        1.44%       1.19%       1.43%
  Return on beginning equity .......      15.26%      13.30%       13.10%      11.09%      13.79%
  Equity to assets .................      10.50%       9.75%       10.97%      10.98%      10.66%
  Loans to deposits ................      79.49%      77.20%       74.61%      79.25%      72.96%
  Loans to total assets ............      65.74%      65.31%       60.27%      63.90%      58.79%
  Allowance for loan losses to
    total loans and leases .........       1.43%       1.46%        1.51%       1.52%       1.48%

1. This summary should be read in conjunction with the related Consolidated Financial Statements and Notes to the Financial Statements. Per share data has been retroactively adjusted for stock dividends, stock splits and the acquisition of Chippewa Valley Bancshares, Inc.

2. Operating income for 1996 includes a gain on the sale of WCNB's credit card portfolio of $824 thousand. The after tax effect on net income was $544 thousand, or $.11 per share.

                                                                               1
Wayne Bancorp, Inc. 2000 annual report to shareholders

SHAREHOLDER INFORMATION/
DIVIDEND & MARKET PRICE DATA



SHAREHOLDER INFORMATION

EXECUTIVE OFFICES                       TRANSFER AGENT
112 West Liberty Street                 Registrar & Transfer Company
P.O. Box 757                            10 Commerce Drive, Cranford NJ 07016
Wooster, OH 44691                       Attn: Transfer Department
330-264-1222                            800-368-5948 * Fax: 908-272-1006

         All common shares of Wayne Bancorp, Inc. are voting shares and are traded on NASDAQ, under the symbol "WNNB," as a Small Cap Issue. At December 31, 2000 there are 4,600,869 shares outstanding and 1,364 shareholders of record. The range of market prices are compiled from data provided by the national market system.

DIVIDEND AND MARKET PRICE DATA

                                                                        CASH
                                                                       DIVIDENDS
         QUARTER ENDED                               HIGH       LOW    PAID
--------------------------------------------------------------------------------
2000    March 31.............................       $26.94   $18.88    $0.16
        June 30..............................        20.00    14.50     0.16
        September 30.........................        17.50    14.00     0.16
        December 31..........................        18.00    15.00     0.16
1999    March 31..............................      $35.75   $34.00    $0.15
        June 30...............................       35.75    33.63     0.15
        September 30..........................       33.94    25.50     0.15
        December 31...........................       30.00    23.50     0.15


FORM 10-K

A copy of the Company's 2000 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to shareholders without charge. To obtain a copy, direct your request to John A. Lende, CPA, Treasurer, P.O. Box 757, Wooster, OH 44691.

                                                     MANAGEMENT'S RESPONSIBILITY
                                                         FOR FINANCIAL REPORTING

[COMPANY LOGO:
WAYNE BANCORP, INC.]



January 24, 2001

--------------------


        The Management of Wayne Bancorp, Inc. has prepared and is responsible for the financial statements and for the integrity and consistency of other related information contained in the Annual Report. In the opinion of Management, the financial statements, which necessarily include amounts that are based on management estimates and judgments, have been prepared in conformity with generally accepted accounting principles appropriate to the circumstances.

        The Company maintains a system of internal accounting controls that is designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with Company authorizations and policies, and that transactions are properly recorded so as to permit preparation of financial statements that will fairly present the financial position and results of operations in conformity with generally accepted accounting principles. Internal controls are augmented by written policies covering standards of personal and business conduct and an organizational structure providing for division of responsibility and authority.

         The effectiveness of and compliance with established control systems is monitored through a continuous program of internal audit and credit examinations. In recognition of cost-benefit relationships and inherent control limitations, some features of the control system are designed to detect rather than prevent errors, irregularities and departures from approved policies and practices. Management believes that the system of controls is adequate to prevent or detect errors or irregularities that would be material to the financial statements and that timely corrective actions have been initiated when appropriate.

         The Company engaged Crowe, Chizek and Company LLP, independent certified public accountants, to render an opinion on the financial statements. The accountants have advised Management that they were provided with access to all information and records deemed necessary to render their opinion. The Board of Directors exercises its responsibility for the financial statements and related information through the Audit Committee, which is comprised entirely of outside directors. The Audit Committee meets on a regular basis with Management, the Internal Auditor of the Company, and Crowe, Chizek and Company LLP to assess the scope of the annual audit plan, to review the status and results of audits, to review the Annual Report and Form 10-K, including major changes in accounting policy and reporting practices, and to approve non-audit related services rendered by the independent auditors.

         Crowe, Chizek and Company LLP also meets with the Audit Committee, without Management being present, to afford them the opportunity to express their opinion on the adequacy of Management's compliance with the established policies and procedures and the quality of the financial reporting.

/s/ David P. Boyle, CPA                 /s/  John A. Lende, CPA
David P. Boyle, CPA                     John A. Lende, CPA
President and CEO                       Treasurer
Wayne Bancorp, Inc.                     Wayne Bancorp, Inc.

                                                                               7
Wayne Bancorp, Inc. 2000 annual report to shareholders

REPORT OF CROWE, CHIZEK AND COMPANY LLP
independent auditors


BOARD OF DIRECTORS AND SHAREHOLDERS
WAYNE BANCORP, INC. - WOOSTER, OHIO
-----------------------------------

         We have audited the accompanying consolidated balance sheets of Wayne Bancorp, Inc. as of December 31, 2000 and 1999 and the related consolidated statements of income and comprehensive income, cash flows and changes in shareholders' equity for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wayne Bancorp, Inc. as of December 31, 2000 and 1999 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with generally accepted accounting principles.


                                          /s/ Crowe, Chizek and Company LLP
                                          Crowe, Chizek and Company LLP
                                          Columbus, Ohio
                                          January 24, 2001
8

                                                          FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS
-------------------------------------------------------------------------------
(IN THOUSANDS OF DOLLARS                                      DECEMBER 31,
EXCEPT SHARE DATA)                                         2000         1999
                                                        ---------     ---------
ASSETS
  Cash and due from banks ..........................    $  21,369     $  23,660
  Federal funds sold ...............................       22,475         3,720
                                                        ---------     ---------
            Total cash and cash equivalents ........       43,844        27,380
  Securities, available-for-sale ...................      138,349       150,018
  Loans and leases .................................      374,840       356,503
    Less:
            Allowance for loan losses ..............       (5,343)       (5,197)
                                                        ---------     ---------
            Net loans and leases ...................      369,497       351,306
  Premises and equipment ...........................        9,692         9,260
  Accrued income receivable and other assets .......        8,811         7,924
                                                        ---------     ---------
TOTAL ASSETS .......................................    $ 570,193     $ 545,888
                                                        =========     =========
LIABILITIES
  Deposits
            Interest bearing .......................    $ 402,654     $ 395,087
            Non-interest bearing ...................       68,924        66,728
                                                        ---------     ---------
  Total deposits ...................................      471,578       461,815
  Short-term borrowings ............................       30,540        25,683
  Federal Home Loan Bank advances and other
    borrowed funds .................................        4,640         1,288
  ESOP loan ........................................          200           400
  Other liabilities ................................        3,349         3,456
                                                        ---------     ---------
TOTAL LIABILITIES ..................................      510,307       492,642

SHAREHOLDERS' EQUITY
  Common stock, stated value $1.00 .................        4,917         4,917
    Shares authorized - 12,000,000 in 2000 and 1999
    Shares issued - 4,917,218 in 2000 and 1999
    Shares outstanding - 4,600,869 in 2000 and
            4,602,985 in 1999
  Paid in capital ..................................       13,140        13,256
  Retained earnings ................................       51,809        47,049
  Unearned ESOP shares - 0 shares in 2000 and 4,545
    shares in 1999 .................................            0          (200)
  Treasury stock, at cost - 316,349 shares in 2000
    and 314,233 shares in 1999 .....................      (10,533)      (10,887)
  Accumulated other comprehensive income ...........          573          (889)
                                                        ---------     ---------
TOTAL SHAREHOLDERS' EQUITY .........................       59,886        53,246
                                                        ---------     ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY .........    $ 570,193     $ 545,888
                                                        =========     =========


See Notes to Consolidated Financial Statements

Wayne Bancorp, Inc. 2000 annual report to shareholders

FINANCIAL STATEMENTS


CONSOLIDATED STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME
-------------------------------------------------------------------------------------
(In thousands of dollars                               YEARS ENDED DECEMBER 31,
except per share data)                              2000         1999          1998
                                                  --------     --------     --------
INTEREST INCOME:
Interest and fees on loans ...................    $ 33,069     $ 28,650     $ 28,264
Interest on securities:
   Taxable ...................................       6,368        7,135        7,299
   Nontaxable ................................       1,769        1,660        1,513
Other interest income ........................         297          385          697
                                                  --------     --------     --------
TOTAL INTEREST INCOME ........................      41,503       37,830       37,773

INTEREST EXPENSE:
Interest on deposits .........................      17,135       14,548       14,645
Interest on federal funds purchased
   and repurchase agreements .................       1,501        1,220        1,576
Interest on Federal Home Loan Bank
   advances and other borrowed funds .........         374          278          110
                                                  --------     --------     --------
TOTAL INTEREST EXPENSE .......................      19,010       16,046       16,331
                                                  --------     --------     --------
NET INTEREST INCOME ..........................      22,493       21,784       21,442
Provision for loan losses ....................         216          180          240
                                                  --------     --------     --------
NET INTEREST INCOME AFTER PROVISION
  FOR LOAN LOSSES ............................      22,277       21,604       21,202

OTHER INCOME:
Service charges and fees on deposit
  accounts ...................................       1,806        1,737        1,724
Income from fiduciary activities .............       1,476        1,506        1,414
Net gains(losses) on sale of loans ...........          95           30          (32)
Net gains on sales of securities .............           3           51            8
Other noninterest income .....................         814          708          610
                                                  --------     --------     --------
TOTAL OTHER INCOME ...........................       4,194        4,032        3,724

OTHER EXPENSES:
Salaries and employee benefits ...............       8,377        7,654        7,520
Occupancy and equipment ......................       2,018        1,911        1,805
Other operating expenses .....................       4,553        4,913        5,478
                                                  --------     --------     --------
TOTAL OTHER EXPENSES .........................      14,948       14,478       14,803

INCOME BEFORE INCOME TAX EXPENSE .............      11,523       11,158       10,123
INCOME TAX EXPENSE ...........................       3,398        3,303        2,811
                                                  --------     --------     --------
NET INCOME ...................................    $  8,125     $  7,855     $  7,312
Other comprehensive income, net of tax:
  Unrealized gain(loss) on available for
  sale securities arising during the
  period .....................................       1,464       (2,414)         867
  Reclassification adjustment for amounts
  realized on securities included in net
  income .....................................          (2)         (34)          (5)
                                                  --------     --------     --------
TOTAL OTHER COMPREHENSIVE INCOME .............       1,462       (2,448)         862
                                                  --------     --------     --------
COMPREHENSIVE INCOME .........................    $  9,587     $  5,407     $  8,174

PER SHARE DATA:
  NET INCOME PER SHARE - BASIC ...............    $   1.77     $   1.69     $   1.50
  NET INCOME PER SHARE - DILUTED .............    $   1.77     $   1.69     $   1.50
                                                  ========     ========     ========


See Notes to Consolidated Financial Statements

                                                            FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                            YEARS ENDED DECEMBER 31,
(In thousands of dollars)                               2000         1999         1998
                                                      --------     --------     --------

OPERATING ACTIVITIES
Net income .......................................    $  8,125     $  7,855     $  7,312
Adjustments to reconcile net cash provided
    by operating activities:
      Provision for loan losses ..................         216          180          240
      Depreciation and amortization ..............       1,419        1,331        1,328
      Federal Home Loan Bank stock
       dividends .................................        (138)        (123)        (124)
      Amortization of investment security
        Premiums and accretion of discounts,
         net .....................................         338          724          117
      Compensation expense on ESOP shares ........          84          146          154
      Net deferred fees on loans .................        (170)        (271)        (499)
      Net gain on sale of securities .............          (3)         (51)          (8)
      Net (gains) losses on sale of portfolio
       loans .....................................         (95)         (30)          32
      Deferred income taxes ......................        (253)          (5)         (21)
      Change in interest receivable ..............      (1,230)         345         (710)
      Change in interest payable .................         125          (48)         (90)
      Other, net .................................        (465)         203         (537)
                                                      --------     --------     --------
  Net cash provided by operating activities ......       7,953       10,256        7,194

INVESTING ACTIVITIES
  Securities available-for-sale:
     Purchases ...................................     (29,566)     (47,268)     (82,255)
     Proceeds from maturities and repayments .....      36,050       57,773       46,503
     Proceeds from sales .........................       7,203       10,174        2,467
  Securities held-to-maturity:
     Purchases ...................................                                  (990)
     Proceeds from maturities and repayments .....                                 2,500
  Net increase in loans and leases ...............     (44,609)     (32,669)     (12,090)
  Proceeds from sales of portfolio loans .........      26,208          466       11,914
  Purchase of premises and equipment(net) ........      (1,516)      (1,683)        (679)
                                                      --------     --------     --------
  Net cash (used) by investing activities ........      (6,230)     (13,207)     (32,630)


FINANCING ACTIVITIES
  Net increase in deposits .......................       9,763       26,672       25,252
  Net increase (decrease) in short-term borrowings       4,857      (11,307)        (960)
  Proceeds from Federal Home Loan Bank advances ..      13,300       12,000        1,800
  Repayment of Federal Home Loan Bank advances ...     (10,073)     (13,270)         (66)
  Proceeds from other borrowed funds .............         137                       600
  Repayment of other borrowed funds ..............        (212)        (200)
  Cash dividends paid ............................      (2,540)      (2,398)      (1,997)
  Treasury stock purchased, net ..................        (491)      (8,976)      (2,474)
                                                      --------     --------     --------
  Net cash provided by financing activities ......      14,741        2,521       22,155

  Increase (decrease) in cash and cash equivalents      16,464         (430)      (3,281)
  Cash and cash equivalents at beginning of year .      27,380       27,810       31,091
                                                      --------     --------     --------
  Cash and cash equivalents at end of year .......    $ 43,844     $ 27,380     $ 27,810
                                                      ========     ========     ========

  Significant non-cash transactions:
  Transfer of held-to-maturity securities
    to available-for-sale ........................                              $ 17,681

See Notes to Consolidated Financial Statements

Wayne Bancorp, Inc. 2000 annual report to shareholders

FINANCIAL STATEMENTS


CONSOLIDATED STATEMENTS OF CHANGES
IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
(In thousands of dollars except per share data)

                                               FOR THE THREE YEARS ENDED DECEMBER 31, 2000

                                                                            ACCUMULATED
                                                                  UNEARNED     OTHER
                              COMMON  PAID-IN  RETAINED  TREASURY   ESOP    COMPREHENSIVE
                               STOCK  CAPITAL  EARNINGS    STOCK   SHARES       INCOME    TOTAL
                            ---------------------------------------------------------------------
BALANCE, JANUARY 1, 1998....  $4,917  $13,356    $37,013     $(173)      $0       $697   $55,810
 Net income..................                      7,312                                   7,312
 Cash dividend
  ($.48 per share)...........                     (2,336)                                 (2,336)
 Purchase of treasury
  stock (80,556 shares)                                     (2,907)                       (2,907)
 Dividends reinvested
  (9,495 shares).............                                  339                           339
 Sale of treasury stock
  (10,619 shares)............                                  433                           433
 Common stock acquired
  pursuant to ESOP...........                                          (600)                (600)
 Shares issued under ESOP                 (46)                          200                  154
 Change in estimated fair
  value of securities
  available-for-sale.........                                                      862       862
                              -------------------------------------------------------------------
BALANCE, DECEMBER 31,
 1998.......................   4,917   13,310     41,989    (2,308)    (400)     1,559    59,067
 Net income..................                      7,855                                   7,855
 Cash dividends
  ($.60 per share)..........                     (2,795)                                 (2,795)
 Purchase of treasury stock
  (260,533 shares)..........                               (8,976)                       (8,976)
 Dividends reinvested
 (13,544 shares).............                                  397                           397
 Shares issued under ESOP                 (54)                          200                  146
 Change in estimated fair
  value of securities
  available-for-sale.........                                                   (2,448)   (2,448)
                             --------------------------------------------------------------------
BALANCE, DECEMBER 31,
 1999.......................   4,917   13,256     47,049   (10,887)    (200)      (889)   53,246
 Net income..................                      8,125                                   8,125
 Cash dividends
  ($.64 per share)...........                     (2,942)                                 (2,942)
 Purchase of treasury stock
  (26,386 shares) ...........                                 (491)                         (491)
 Dividends reinvested
  (24,270 shares)............                       (423)      825                           402
 Shares earned under ESOP                (116)                          200                   84
 Change in estimated fair
  value of securities
  available-for-sale.........                                                    1,462     1,462
                             --------------------------------------------------------------------
BALANCE, DECEMBER 31,
 2000.......................  $4,917  $13,140    $51,809 $(10,553)   $    0       $573   $59,886
                             ====================================================================

See Notes to Consolidated Financial Statements

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (In thousands of dollars except share data)

1.   NATURE OF OPERATIONS
-------------------------
         Wayne Bancorp, Inc. is a multi-bank holding company, its bank subsidiaries, Wayne County National Bank (WCNB) and Chippewa Valley Bank (CVB), conduct general commercial banking business, while its non-bank subsidiary, MidOhio Data, Inc. (MID) performs proof operations for WCNB. Wayne National Corporation, a wholly-owned subsidiary of WCNB, is a partner in a leasing company which is no longer active.

         The Company's bank affiliates operate in the single industry of commercial and retail banking. While these subsidiaries offer a wide variety of products and services, they are all deemed to be part of commercial and retail banking. Therefore, internal financial information is primarily reported and aggregated in one line of business, banking.

         The Company has 23 banking locations in Wayne, Holmes, Medina and Stark counties in Ohio. Through this branch network, the Company provides a wide variety of services to businesses, individuals, institutional and governmental customers. These services include commercial and personal checking accounts, savings and time deposits, business and personal loans, real estate loans, leases, safe deposit facilities, telephone banking and electronic banking. Substantially all loans are secured by specific identified collateral including business assets, consumer assets and real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Real estate loans are secured by both residential and commercial real estate.

         The Company operates a Trust and Investment Services Department which offers comprehensive trust administrative services, and agency, trust and investment services to individuals, corporations, partnerships, institutions and municipalities. In addition, the Company provides retail investment services, including mutual funds and annuities as well as discount brokerage services which offer stock trading services to customers.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    ------------------------------------------

PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements include the accounts of Wayne Bancorp, Inc. and its wholly owned subsidiaries, WCNB, CVB and MID, as well as WCNB's wholly owned subsidiary Wayne National Corporation, collectively referred to as the Company. All significant intercompany transactions have been eliminated.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

         To prepare financial statements in conformity with generally accepted accounting principles, Management makes estimates and assumptions based on available information. These estimates and assumptions affect amounts reported in the financial statements and disclosures provided, and future results could differ. The collectibility of loans, fair value of financial instruments and the status of contingencies are particularly subject to change.


CASH FLOWS

     Cash and cash equivalents includes cash, deposits with other financial institutions and federal funds sold. Net cash flows are reported for loan and deposit transactions. For the years ended December 31, 2000, 1999 and 1998, income taxes paid totaled $3.74 million, $3.10 million, and $3.32 million and interest paid totaled $18.87 million, $16.09 million and $16.42 million respectively.

SECURITIES

         Securities can be classified as held-to-maturity, available-for-sale, or trading. Securities are classified as held-to-maturity and carried at amortized cost, when Management has the positive intent and ability to hold them to maturity. Securities are classified as available-for-sale when they may be sold prior to maturity. Securities classified available-for-sale may be sold by the Company if needed for liquidity, asset-liability management, or other reasons. Securities classifed available-for-sale are carried at fair value, with unrealized holding gains and losses reported separately as part of accumulated other comprehensive income in shareholders' equity, net of tax. Securities are classified as trading when the security is purchased principally for sale in the near term. These securities are carried at fair value, with unrealized gains and losses included in earnings. Other securities, such as the Federal Reserve Bank stock and Federal Home Loan Bank stock, are carried at cost. Interest income includes amortization of purchase premiums and discounts. Realized gains or losses are calculated based on the amortized cost of the specific security sold. For the periods ending December 31, 2000 and 1999, the Company's securities were classified exclusively as available-for-sale.

LOANS

         Loans that Management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at principal balances outstanding, net of deferred loan fees and costs. Loans held for sale are reported at the lower of cost or market on an aggregate basis. Interest income on loans is reported on the interest method and includes amortization of net deferred loan fees and costs over the term of the loan. Interest income is not recorded when Management believes the collection of interest is doubtful, typically when payments are past due over 90 days. Payments received on such loans are reported as principal reductions.

Wayne Bancorp, Inc. 2000 annual report to shareholders

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of dollars except share data)

ALLOWANCE FOR LOAN LOSSES

         The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and recoveries of loans previously charged off and decreased by loans charged off. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in Management's judgement, should be charged-off. Loan losses are charged against the allowance when Management believes the uncollectibility of a loan balance is confirmed.

         A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

OTHER REAL ESTATE

         Other real estate is recorded at the lower of cost or fair value, less estimated costs to sell. Any reduction from the carrying value of the related loan to fair value at the time the property is acquired is accounted for as a loan charge-off. Any subsequent reductions in the fair value is reflected in a valuation allowance through a charge to other real estate expense. Expenses incurred to carry other real estate are charged to operations as incurred. There was no other real estate held at December 31, 2000 and 1999.

PREMISES AND EQUIPMENT

         Premises and equipment are stated at cost less accumulated depreciation, while land is stated at cost. Depreciation is computed on a straight-line method over the estimated useful life of the asset. Assets are reviewed for impairment when events indicate the carrying amount may not be recoverable. Maintenance and repairs are charged to expense as incurred and major improvements are capitalized.

INTANGIBLES

         Purchased intangibles, primarily Goodwill and Core Deposit Intangible, is the excess of purchase price over identified tangible net assets from business acquisitions. Intangibles are included in Other Assets and are recorded at cost, less accumulated amortization. Intangibles are amortized over their estimated useful lives, ranging from ten to fifteen years. Goodwill and core deposit intangibles at December 31, 2000 and 1999 totaled $829 thousand and $1.16 million respectively, net of accumulated amortization of $3.36 million and $3.03 million respectively.

TRUST DEPARTMENT ASSETS AND INCOME

         Assets held by the Company in a fiduciary or other capacity for its trust customers are not included in the accompanying consolidated financial statements since such items are not assets of the Company. Fee income on fiduciary activities is accrued based on expected fees to be collected from various fiduciary accounts. These fees are primarily based on, among other things, a fixed regular fee, a percentage of assets managed, and a percentage of the earnings on trust assets.

REPURCHASE AGREEMENTS

         Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

STOCK COMPENSATION

         Employee compensation expense under stock option plans is reported if options are granted below market price at grant date. Pro forma disclosures of net income and earnings per share are shown using the fair value method of SFAS No. 123 to measure expense.

INCOME TAXES

         The Company records income tax expense based on the amount of taxes due on its tax return plus the change in deferred taxes. Deferred tax assets and liabilities are the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, computed by using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

EMPLOYEE STOCK OWNERSHIP PLANS

         The cost of shares issued to the Employee Stock Ownership Plan (ESOP), but not yet committed to be allocated to participants, is shown as a reduction of shareholders' equity. Compensation expense is based on the market price of the shares as they are committed to be released to participant accounts. Dividends on allocated ESOP shares reduce retained earnings; dividends on unearned ESOP shares reduce debt and accrued interest.

TREASURY STOCK

         Treasury stock is carried at the cost of the shares acquired. The Company periodically reissues these treasury shares for its Dividend Reinvestment Plan. The shares reissued from the treasury stock account are removed at the average cost of the shares. If the treasury stock is issued at a price in excess of the average cost (gain), the excess is recorded as an addition to paid-in capital. If the treasury stock is issued at a price less than the average cost (loss), the deficiency is recorded as a reduction of any paid-in capital related to previous reissuances or retirements of treasury stock. If the balance in paid-in capital from treasury stock is insufficient to absorb the deficiency, the remainder is recorded as a reduction of retained earnings.

EARNINGS PER COMMON SHARE

         Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. ESOP shares are considered outstanding for this calculation unless unearned. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options. Earnings and dividends per share are restated for all stock splits and dividends through the date of issue of the financial statements.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                     (in thousands of dollars except share data)


BUSINESS COMBINATION

         Effective March 31, 1998, Chippewa Valley Bancshares, Inc., Rittman, Ohio, merged into the Company. The transaction was affected through the exchange of 2.1916 common shares of the Company's stock for each of Chippewa's outstanding common shares, with cash paid in lieu of fractional shares. There were 981,837 shares issued in this transaction. Chippewa had assets of $140.2 million and deposits of $121.3 million with branches in Wayne, Medina and Summit counties, Ohio. Chippewa operates as a wholly-owned subsidiary of the Company.

         The acquisition of Chippewa was accounted for as a pooling-of-interests. The consolidated financial statements give retroactive effect to the transactions. The following is a summary of the separate results of operations of the Company and Chippewa for the three months ended March 31, 1998.

                                                               THREE
                                                            MONTHS ENDED
(DOLLARS IN THOUSANDS)                                     MARCH 31, 1998
-------------------------------------------------------------------------
NET INTEREST INCOME
     Company ...........................................        $4,026
     Chippewa ..........................................         1,319
                                                                ------
       Combined ........................................        $5,345
                                                                ------
NET INCOME
     Company ...........................................        $1,349
     Chippewa ..........................................           368
                                                                ------
       Combined ........................................        $1,717
                                                                ======

COMPREHENSIVE INCOME

     Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available-for-sale which are also recognized as separate components of equity.

DIVIDEND REINVESTMENT PLAN

     The Company maintains a dividend reinvestment plan whereby the Company's shareholders are eligible to acquire new common shares of stock at 100% of the current estimated fair market value in lieu of receiving cash dividends. Shareholders can have all or part of their normal cash dividends reinvested in the Company's stock. During 2000 and 1999, 24,270 shares and 13,544 shares of stock were allocated under this plan in lieu of cash dividends of $402 thousand and $397 thousand. The Company can either acquire these shares on the open market to fund its obligation, or use shares held as treasury stock.

DIVIDEND RESTRICTIONS

         Banking regulations require maintenance of certain capital levels which may limit the amount of dividends paid by the bank subsidiaries to the holding company or the holding company to shareholders. See Note #14 for regulatory capital requirements and dividend restrictions.

FAIR VALUES OF FINANCIAL INSTRUMENTS

         Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed separately. Fair value estimates involve uncertainties and matters of significant judgement regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates. The fair value of estimates of existing on- and off-balance sheet financial instruments does not include the value of anticipated future business or the values of assets and liabilities not considered financial instruments.

NEW ACCOUNTING PRONOUNCEMENT

         Beginning January 1, 2001, a new accounting standard requires all derivatives to be recorded at fair value. Unless designated as hedges, changes in these fair values will be recorded in the income statement. Fair value changes involving hedges will generally be recorded by offsetting gains and losses on the hedge item, even if the fair value of the hedged item is not otherwise recorded. This new accounting standard did not have a material effect since the Company currently has no derivatives.

RECLASSIFICATIONS

         Certain reclassifications have been made to amounts previously reported to conform with the current financial statement presentation.

3.  SECURITIES
    ---------------------------------------------------------------------------
     The summary of amortized cost and fair values of securities available-for-sale are as follows:

                                              GROSS             GROSS
DECEMBER 31, 2000               AMORTIZED   UNREALIZED       UNREALIZED          FAIR
(DOLLARS IN THOUSANDS)             COST        GAINS            LOSSES           VALUE
-----------------------------------------------------------------------------------------
U.S. Treasury ............      $  22,642      $     203       $     (27)      $  22,818
Federal agency obligations         28,882            315             (51)         29,146
Mortgage-backed securities          9,344             60             (17)          9,387
Obligations of states and
  political subdivisions .         39,312            485             (65)         39,732
Corporate obligations ....         34,353            172             (47)         34,478
Other securities .........          2,947             32            (191)          2,788
                                --------------------------------------------------------
                                $ 137,480      $   1,267       $    (398)      $ 138,349
                                ========================================================


                                                GROSS            GROSS
DECEMBER 31, 1999:              AMORTIZED      UNREALIZED      UNREALIZED        FAIR
(DOLLARS IN THOUSANDS)             COST          GAINS          LOSSES           VALUE
------------------------------------------------------------------------------------------
U.S. Treasury ............      $  33,160      $      17       $    (261)      $  32,916
Federal agency obligations         35,371              2            (453)         34,920
Mortgage-backed securities         13,083             20            (141)         12,962
Obligations of states and
  political subdivisions .         37,931            183            (420)         37,694
Corporate obligations ....         29,094              6            (305)         28,795
Other securities .........          2,726             63             (58)          2,731
                                --------------------------------------------------------
                                $ 151,365      $     291       $  (1,638)      $ 150,018
                                ========================================================

Wayne Bancorp, Inc. 2000 annual report to shareholders

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of dollars except share data)


         During 2000, 1999 and 1998 proceeds from the sales of securities available-for-sale were $7.2 million, $10.2 million and $2.5 million with gross gains of $9 thousand, $54 thousand and $9 thousand, and gross losses of $6 thousand, $3 thousand and $1 thousand included in earnings.

         In connection with the merger by the Company in March 1998, CVB transferred all of its securities classified as held-to-maturity to available-for-sale. The securities were transferred in order to align the investment objectives of CVB with those of WCNB. The carrying value of the securities transferred was $17.7 million. The unrealized gain at the time the securities were transferred was $263 thousand. The after-tax effect of the transfer was an increase in equity of approximately $174 thousand.

         The amortized cost and estimated fair value of the securities at December 31, 2000 by contractual maturity, are shown below. Expected maturities may differ from the contractual maturities because borrowers may have the right to call or prepay the obligations with or without call or prepayment penalties.

                                                    AMORTIZED            FAIR
(DOLLARS IN THOUSANDS)                                 COST              VALUE
-------------------------------------------------------------------------------
 Due in one year or less ...................          $ 44,219          $ 44,183
 Due after one year through
   five years ..............................            71,991            72,804
 Due after five years through
   ten years ...............................             7,103             7,311
 Due after ten years .......................             1,876             1,876
                                                      --------------------------
                                                       125,189           126,174
Mortgage backed securities .................             9,344             9,387
Equity securities ..........................             2,947             2,788
                                                      --------------------------
                                                      $137,480          $138,349
                                                      ==========================

     Securities were pledged to secure public and trust deposits, securities sold under agreements to repurchase, and for other purposes required or permitted by law. Such pledged securities at December 31, 2000 and 1999 had a carrying amount of $62.9 million and $70.9 million, respectively.

4. LOANS AND LEASES
   ----------------------------------------------------------------------------
     The composition of the loan portfolio at December 31 is as follows:

        (DOLLARS IN THOUSANDS)                        2000               1999
--------------------------------------------------------------------------------
Commercial .............................          $ 177,741           $ 146,504
Real estate ............................            129,092             147,787
Consumer installment ...................             52,819              48,411
Home equity ............................             13,940              12,234
Direct lease financing .................              1,869               2,549
Other loans ............................                227                 107
                                                  -----------------------------
  Gross loans ..........................            375,688             357,592
Less: Net deferred loan fees ...........               (622)               (792)
      Unearned income on leases ........               (226)               (297)
                                                  -----------------------------
         Net loans .....................          $ 374,840           $ 356,503
                                                  =============================


The Banks have granted loans to the officers and directors of the Company and its subsidiaries and their related business interests. The aggregate dollar amount of these loans was $6.2 million and $6.8 million at December 31, 2000 and 1999, respectively. During 2000, $4.8 million of new loans and advancements were made and the repayments on loans to these parties totaled $5.4 million.


5.  ALLOWANCE FOR LOAN LOSSES
    ----------------------------------------------------------------------------
     A summary of the activity in the allowance for loan losses is as follows:



(DOLLARS IN THOUSANDS)                       2000           1999           1998
-------------------------------------------------------------------------------
Balance at beginning of year ......       $ 5,197        $ 4,916        $ 4,923
Loans charged off .................          (234)          (261)          (483)
Loan recoveries ...................           164            362            236
Provision for loan losses .........           216            180            240
                                          -------        -------        -------
Balance at end of year ............       $ 5,343        $ 5,197        $ 4,916
                                          =======        =======        =======

         The Company had no impaired loans at December 31, 2000 or 1999, or at any time during the year. Balances of loans past due 90 days or more and still accruing interest were immaterial at December 31, 2000 and 1999.


6. PREMISES AND EQUIPMENT
   -----------------------------------------------------------------------------
     A summary of the premises and equipment balances at December 31 is as follows:

        (DOLLARS IN THOUSANDS)                         2000             1999
------------------------------------------------------------------------------
Land .......................................         $  2,466          $  1,810
Premises and leasehold improvements ........            9,961             9,576
Furniture and equipment ....................            8,320             7,841
                                                     --------          --------
                                                       20,747            19,227
Less accumulated depreciation ..............          (11,055)           (9,967)
                                                     --------          --------
                                                     $  9,692          $  9,260
                                                     ========          ========




         Depreciation expense was $1.08 million in 2000, $1.01 million in 1999, and $1.01 million in 1998.

         Rent expense for the years ending December 31, 2000, 1999 and 1998 was $141 thousand, $88 thousand and $70 thousand respectively. Rent commitments under noncancelable operating leases are as follows, before considering renewal options that are generally present.

(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------


2001 .............................................................  $139
2002 .............................................................   137
2003 .............................................................   139
2004 .............................................................   115
2005 .............................................................    31
                                                                    ----
Total ............................................................  $561
                                                                    ====

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                     (in thousands of dollars except share data)


7.  DEPOSITS
    ---------------------------------------------------------------------------
         Time certificates of deposit with a balance of $100,000 or more were $31.0 million and $32.0 million at December 31, 2000 and 1999 respectively. Interest expense on these deposits was $1.61 million, $1.37 million and $1.41 million for 2000, 1999, and 1998, respectively. At year-end 2000, stated maturities on time certificates of deposit were as follows:

(DOLLARS IN THOUSANDS)
------------------------------------------------------------------------------
  2001.........................................................     $132,296
  2002.........................................................       29,353
  2003.........................................................       11,057
  2004.........................................................        6,596
  2005.........................................................        2,270
                                                                    --------
                                                                    $181,572
                                                                    ========


8.   BORROWINGS
     --------------------------------------------------------------------------

         Short-term borrowings consist of federal funds purchased, securities sold under agreements to repurchase and treasury tax and loan deposits, all of which are financing arrangements. Physical control is maintained for all securities sold under agreements to repurchase. Securities sold under agreements to repurchase totaled $30.5 million and $24.5 million, while treasury tax and loan deposits were $0 and $598 thousand at December 31, 2000 and 1999, respectively. Information concerning securities sold under agreements to to repurchase is as follows:


(DOLLARS IN THOUSANDS)                                   2000            1999
--------------------------------------------------------------------------------
Average month-end balance during the year ......        $27,073         $28,636
Average interest rate during the year ..........           5.32%           4.11%
Maximum month-end balance during the year ......        $32,057         $35,436


Securities underlying these agreements at year-end were as follows:

(DOLLARS IN THOUSANDS)                                   2000            1999
--------------------------------------------------------------------------------
Amortized cost of securities ...................        $35,587         $29,166
Fair value of securities .......................        $35,831         $28,943


     Included in short-term borrowings are line of credit advances from a correspondent bank. These advances carry a variable interest rate. There were no advances outstanding at December 31, 2000, while the balance was $605 thousand at December 31, 1999. Total interest expense on these advances at December 31, 2000 and December 31, 1999 was $14 thousand and $31 thousand respectively.

         Included in Federal Home Loan Bank advances and other borrowed funds are fixed rate advances from the Federal Home Loan Bank (FHLB) of Cincinnati, as well as an assumption of debt due to the purchase of land. Principal balances on the FHLB advances at December 31, 2000, and 1999 were $4.5 million and $1.3 million respectively. Interest expense on these borrowings for the years ending December 31, 2000 and 1999 was $320 thousand and $196 thousand respectively. The weighted average interest rate on these advances is 6.53%. These advances were collateralized by $6.1 million and $2.0 million of WCNB's one-to-four family residential real estate loans and FHLB stock of $1.4 million and $1.3 million at December 31, 2000 and 1999. The principal balance on other borrowed funds was $126 thousand at December 31, 2000.

         The principal repayments on these borrowings are as follows at December 31, 2000:

(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------
 2001............................................................   $2,694
 2002............................................................      549
 2003............................................................    1,316
 2004............................................................       17
 2005............................................................       19
 Thereafter......................................................       45
                                                                   -------
                                                                    $4,640
                                                                   =======


9.  DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     The estimated fair value approximates carrying value for all financial instruments except those described below:

SECURITIES

         Fair values are based on a quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar instruments.

LOANS AND LEASES

         The fair value of fixed rate loans is estimated by discounting future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Leases are not considered financial instruments under generally accepted accounting principles and, therefore, are not included in the following schedules.

DEPOSITS

         Fair values for deposit liabilities with defined maturities are based on the discounted value of future cash flows expected to be paid, using the current rate offered for similar deposits with the same remaining maturities.

LONG-TERM DEBT

     The fair value of long-term debt is estimated by discounting future cash flows using currently available rates for similar financing.

COMMITMENTS TO EXTEND CREDIT AND STANDBY LETTERS OF CREDIT

         The fair value of off-balance sheet loan commitments is considered nominal.

Wayne Bancorp, Inc. 2000 annual report to shareholders

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of dollars except share data)

The estimated fair values of the Company's financial instruments are as follows:

                                               2000                       1999
--------------------------------------------------------------------------------------
                                      CARRYING        FAIR      CARRYING       FAIR
(DOLLARS IN THOUSANDS)                  VALUE        VALUE        VALUE        VALUE
--------------------------------------------------------------------------------------
FINANCIAL ASSETS:
   Cash and cash equivalents ......    $ 43,844     $ 43,844     $ 27,380     $ 27,380
   Securities, available-for-sale .     138,349      138,349      150,018      150,018
   Net loans, excluding leases ....     367,904      367,931      349,127      346,174
   Accrued interest receivable ....       5,504        5,504        4,274        4,274

FINANCIAL LIABILITIES:
   Deposits .......................    (471,578)    (472,043)    (461,815)    (462,692)
   Short-term borrowings ..........     (30,540)     (30,540)     (25,683)     (25,683)
   Federal Home Loan Bank advances
     and other borrowed funds .....      (4,640)      (4,656)      (1,288)      (1,217)
   ESOP loan ......................        (200)        (200)        (400)        (400)
   Accrued interest payable .......      (1,740)      (1,740)      (1,604)      (1,604)

10. EMPLOYEE BENEFIT PLANS

     The Company sponsors a non-contributory Employee Stock Ownership Plan
(ESOP), and a 401(k) plan, in which all salaried employees with one year or more of service participate. Annual contributions to the ESOP are made by the Company's subsidiaries in an amount equal to 6% of the aggregate compensation paid in such year to all eligible participants. ESOP contributions for the year ending December 31, 1998 were for WCNB only, and is prior to the adoption of this plan by CVB. The PSRP as reflected in the table below represents a prior benefit offered by the Company for employees of WCNB. This plan, which was amended on May 31, 1999, called for contributions equaling 6.37% of aggregate compensation to the profit sharing plan and amounts equal to 2.25% of aggregate compensation being paid out in cash to all eligible employees. The 401(k) is funded through a salary reduction program, as well as a matching portion funded by the respective subsidiaries. The plan policy allows the Company to match up to 50% of the employees contribution, up to the first 6%. The ESOP has received a favorable determination letter from the Internal Revenue Service on the qualified status of the ESOP under applicable provisions of the Internal Revenue Code. Actual contributions paid to the plans, by the Company, for the three years ending December 31, are as follows:


        (DOLLARS IN THOUSANDS)        2000   1999   1998
--------------------------------------------------------
401(k) .............................  $134   $131   $ 23
ESOP ...............................   361    329    244
PSRP ...............................   --     --     331
                                      ------------------
                                      $495   $460   $598
                                      ==================

     In April 1998, the ESOP borrowed funds from an unrelated financial institution to acquire common shares of the Company. The loan is secured by the shares purchased with the proceeds, and will be repaid by the ESOP with funds from discretionary contributions to the ESOP and earnings on the ESOP assets. The loan is also guaranteed by WCNB. The shares purchased with the loan proceeds are held in a suspense account for allocation among participants as the loan is repaid. As payments are made and shares are released from the suspense account, such shares will be validly issued, fully paid and nonassessable. At December 31, 2000 the loan balance was $200 thousand, while the balance on this loan was $400 thousand at December 31, 1999.

     As shares are committed to be released for allocation, the Company reports compensation expense equal to the current market price of the shares, and shares become outstanding for earnings per share computations. Dividends on allocated shares are recorded as a reduction of retained earnings; dividends on unallocated shares are recorded as a reduction of debt and accrued interest. ESOP compensation expense related to leveraged shares was $84 thousand in 2000 and $146 thousand in 1999. The ESOP shares as of December 31, 2000 and 1999 were as follows.

                                                           2000         1999
----------------------------------------------------------------------------
Allocated shares ....................................   150,800      137,019
Shares committed to be released
 for allocation .....................................    13,637        9,092
Unreleased shares ...................................         0        4,545
                                                        --------------------
                                                        164,437      150,656
                                                       =====================

   Fair value of unreleased shares ..................  $      0      $   107
                                                       =====================

     CVB previously sponsored a non-contributory defined benefit pension plan covering substantially all of its employees. On November 23, 1998, the Board of Directors of CVB approved a resolution to cease the accrual of benefits under the plan effective December 31, 1998 and to terminate the pension plan effective February 28, 1999. The plan assets were frozen and the nonvested accumulated benefit obligation as of December 31, 1998 became vested. The vested benefit obligation was settled in 1999 by a lump-sum payment to each covered employee. The pension expense recognized by CVB was $126 thousand in 1998.

     The Company established an incentive stock option plan in 1999 that covers directors and certain officers of the Company. Under this plan, options to purchase stock have been granted to these directors and officers. This plan provides for the issue of up to 500,000 options. Exercise price is the market price at the date of grant. The maximum option term is ten years, options issued to directors are vested immediately, while options issued to certain officers vest over a three year period. In the event, however, of a change in control, options issued to these officers become fully vested and exercisable immediately.

     A summary of the activity in the plan is as follows.

                                           2000                   1999
------------------------------------------------------------------------------
                                               WEIGHTED               WEIGHTED
                                                AVERAGE               AVERAGE
                                               EXERCISE               EXERCISE
                                     SHARES     PRICE       SHARES       PRICE
------------------------------------------------------------------------------
Outstanding at
 beginning of year ............      52,100      $31.58          0      $ 0.00
  Granted .....................      23,800       16.45     52,100       31.58
  Exercised ...................           0           0          0           0
  Forfeited ...................           0           0          0           0
                                    -------------------------------------------
                                     75,900      $26.84     52,100      $31.58
                                    ===========================================
Options exercisable at year end      40,800      $28.99
Remaining shares
  available for grant .........     424,100

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                     (in thousands of dollars except share data)


Options outstanding at year-end 2000 were as follows:

                                       WEIGHTED
                                       AVERAGE
                                       REMAINING
                       NUMBER         CONTRACTUAL        NUMBER
EXERCISE PRICE      OUTSTANDING          LIFE          EXERCISABLE
------------------------------------------------------------------
    $15.50            14,800            10 years              0
     18.00             9,000            10 years          9,000
     26.00            17,900             9 years          9,000
     34.50            34,200             8 years         22,800
------------------------------------------------------------------
    $26.84            75,900             9 years         40,800
==================================================================

     The following table presents the fair value of options granted using the Black-Scholes option pricing model along with the assumptions used in the computation.

                                                                                       EXPECTED
                        FAIR VALUE        RISK-FREE        EXPECTED     EXPECTED      STOCK PRICE
DATE OF GRANT           OF OPTIONS      INTEREST RATE        LIFE       DIVIDENDS     VOLATILITY
--------------------------------------------------------------------------------------------------
January 6, 1999 ........ $10.21              4.59%        7.5 years       2.00%          25.21%
December 31, 1999 ......   7.57              5.73         7.5 years       2.50           23.89
December 13, 2000 ......   4.13              5.33         7.5 years       4.13           28.15
December 20, 2000 ......   3.42              5.13         7.5 years       4.00           28.15

     The following pro forma information presents net income and earnings per share had SFAS No. 123 fair value method been used to measure compensation cost for stock options. No compensation expense was recognized for the years ended December 31, 2000 and 1999.

(dollars in thousands except per share data)         2000          1999
------------------------------------------------------------------------
Net income as reported .............             $   8,125     $   7,855
Pro forma net income ...............                 7,978         7,670
Basic earnings per share as
  reported .........................                  1.77          1.69
Pro forma basic earnings per share .                  1.74          1.65
Diluted earnings per share as
  Reported .........................                  1.77          1.69
Pro forma diluted earnings per share                  1.74          1.65


11. OTHER OPERATING EXPENSES

     Other operating expenses include the following major categories of expense:


(DOLLARS IN THOUSANDS)       2000       1999       1998
--------------------------------------------------------
Data processing .......     $  729     $1,093     $1,246
Franchise taxes .......        551        641        710
Intangible amortization        335        317        317
Other operating .......      2,938      2,862      3,205
                            ----------------------------
                            $4,553     $4,913     $5,478
                            ============================

12. INCOME TAXES

     Income tax expense and related balance sheet accounts are as follows:

(DOLLARS IN THOUSANDS)           2000         1999         1998
----------------------------------------------------------------
Federal current ............   $ 3,651      $ 3,308      $ 2,832
Federal deferred (benefit)..      (253)          (5)         (21)
                               ---------------------------------
                               $ 3,398      $ 3,303      $ 2,811
                               =================================

     The sources of gross deferred tax assets and gross deferred tax liabilities at December 31, are as follows:

(DOLLARS IN THOUSANDS)                               2000        1999        1998
----------------------------------------------------------------------------------
ITEMS GIVING RISE TO DEFERRED TAX ASSETS:
Allowance for loan losses in
 excess of tax reserves ......................      $1,531      $1,282      $1,263
Employee benefits ............................         266         373         375
Intangible assets ............................         155         164         172
Unrealized loss on securities available-
 for-sale ....................................                     458
Other ........................................           5           2          69
                                                    ------------------------------
                                                     1,957       2,279       1,879
                                                    ==============================

ITEMS GIVING RISE TO DEFERRED TAX LIABILITIES:
Depreciation..................................        (164)       (189)       (191)
Leases........................................        (193)       (394)       (437)
Unrealized gain on securities available-
 for-sale.....................................        (296)                   (803)
Other.........................................        (303)       (194)       (212)
                                                    ------------------------------
                                                      (956)       (777)     (1,643)
Net deferred tax assets.......................      $1,001      $1,502      $  236
                                                    ==============================

     The Company has sufficient taxes paid in prior years to support recording these deferred tax assets without a valuation allowance.

     The reasons for the differences between income tax expense and the amount computed by applying the statutory federal income tax rates of 34% and 35% for the three years presented are as follows:


(DOLLARS IN THOUSANDS)                  2000         1999         1998
----------------------------------------------------------------------
Tax at federal statutory rate ...    $ 3,933      $ 3,794      $ 3,442
Effect of tax-exempt income .....       (465)        (447)        (416)
Effect of non-deductible
  goodwill amortization .........         67           61           61
Other ...........................       (137)        (105)        (276)
                                     ---------------------------------
                                     $ 3,398      $ 3,303      $ 2,811
                                     =================================
Effective Tax Rate ..............      29.49%       29.60%       27.80%
                                     =================================

13. COMMITMENTS AND CONTINGENCIES

     Various contingent liabilities are not reflected in the financial statements, including claims and legal actions arising in the ordinary course of business. In the opinion of Management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material effect on financial conditions or results of operations.

     Some financial instruments are used in the normal course of business to meet financing needs of customers. These financial instruments include commitments to extend credit, standby letters of credit and financial guarantees. These involve, to varying degrees, credit risk more than the amount reported in the financial statements.

     As of December 31, 2000, the Company had outstanding standby letters of credit of $1.2 million compared to $2.0 million at December 31, 1999. These letters of credit are backed by notes signed by the customer. These notes are primarily variable rate. In addition to these letters of credit, the Company had

Wayne Bancorp, Inc. 2000 annual report to shareholders

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of dollars except share data)

commitments outstanding to extend credit and unfunded lines of credit to customers totaling approximately $81.3 million and $62.5 million at December 31, 2000 and 1999. All of these unfunded commitments are variable rate and mature within one year. These commitments generally require the customer to maintain certain credit standards. Management does not anticipate any material losses as a result of these commitments.

     At December 31, 2000 and 1999, the Company was required to maintain $6.7 million and $7.1 million either in cash or in balances with the Federal Reserve Bank. These balances do not earn interest.

     The Company has entered into employment agreements with certain officers of the Company and its affiliates. The term of the agreements are ten years. The employment agreements provide that in the event of a "change in control" of Wayne Bancorp, Inc., the officers would be entitled to benefits under the agreement.

14.  REGULATORY MATTERS

     Dividends are paid by the Company from its assets which are mainly provided by dividends from its subsidiaries. However, certain restrictions exist in regard to the ability to transfer funds to the Company in the form of dividends. The approval of the Comptroller of the Currency, for WCNB, and the Federal Reserve Board, for CVB, is required in order to pay dividends in excess of earnings retained in the current year plus retained earnings from the preceding two years. At year end 2000, the amount of retained earnings available for dividends without this approval is $3.0 million for WCNB and $2.0 million for CVB.

     The Company and its subsidiaries are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgements by regulators about components risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements. The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration is required. The minimum requirements are:

                                                CAPITAL TO RISK-         TIER 1 CAPITAL TO
                                                WEIGHTED ASSETS            AVERAGE ASSETS
-------------------------------------------------------------------------------------------
                                             TOTAL            TIER 1
-------------------------------------------------------------------------------------------
Well capitalized .........................    10%               6%              5%
Adequately capitalized ...................     8%               4%              4%
Undercapitalized .........................     6%               3%              3%

     At year end, consolidated and Bank only actual capital levels and minimum required levels were as follows:


                                                                                     TO BE WELL
                                                                  FOR CAPITAL     CAPITALIZED UNDER
                                                                    ADEQUACY      PROMPT CORRECTIVE
(DOLLARS IN THOUSANDS)                            ACTUAL            PURPOSES:     ACTION PROVISIONS:
----------------------------------------------------------------------------------------------------
                                             AMOUNT    RATIO     AMOUNT   RATIO     AMOUNT   RATIO
----------------------------------------------------------------------------------------------------
AS OF DECEMBER 31, 2000:
TOTAL CAPITAL (TO RISK WEIGHTED ASSETS)
  Consolidated .........................    $63,308    16.4%    $30,827     8.0%   $38,534    10.0%
  WCNB .................................     47,399    15.8%     23,940     8.0%    29,925    10.0%
  CVB ..................................     12,240    13.2%      7,396     8.0%     9,245    10.0%

TIER I CAPITAL (TO RISK WEIGHTED ASSETS)
  Consolidated .........................    $58,485    15.2%    $15,413     4.0%   $23,120     6.0%
  WCNB .................................     36,156    12.1%     11,970     4.0%    17,955     6.0%
  CVB ..................................     11,082    12.0%      3,698     4.0%     5,547     6.0%

TIER I CAPITAL (TO AVERAGE ASSETS)
  Consolidated .........................    $58,485    10.5%    $22,344     4.0%   $27,930     5.0%
  WCNB .................................     36,156     8.8%     16,446     4.0%    20,557     5.0%
  CVB ..................................     11,082     7.3%      6,055     4.0%     7,569     5.0%

AS OF DECEMBER 31, 1999:
TOTAL CAPITAL (TO RISK WEIGHTED ASSETS)
  Consolidated .........................    $57,385    16.5%    $27,829     8.0%   $34,787    10.0%
  WCNB .................................     45,307    16.8%     21,574     8.0%    26,967    10.0%
  CVB ..................................     10,917    13.5%      6,484     8.0%     8,105    10.0%

TIER I CAPITAL (TO RISK WEIGHTED ASSETS)
  Consolidated .........................    $53,026    15.2%    $13,915     4.0%   $20,872     6.0%
  WCNB .................................     31,930    11.8%     10,787     4.0%    16,180     6.0%
  CVB ..................................      9,900    12.2%      3,242     4.0%     4,863     6.0%

TIER I CAPITAL (TO AVERAGE ASSETS)
  Consolidated .........................    $53,026     9.7%    $21,808     4.0%   $27,259     5.0%
  WCNB .................................     31,930     7.9%     16,091     4.0%    20,114     5.0%
  CVB ..................................      9,900     6.8%      5,869     4.0%     7,336     5.0%

     At year-end 2000 and 1999, the Company and subsidiaries were categorized as well capitalized. Management is not aware of any conditions subsequent to year end that would change the Company's or the Banks'capital category.

15. WAYNE BANCORP, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION

BALANCE SHEETS

                                     YEARS ENDED DECEMBER 31,
(DOLLARS IN THOUSANDS)                    2000       1999
---------------------------------------------------------
ASSETS
  Cash ............................    $ 2,104    $    33
  Securities available-for-sale ...        664        821
  Subordinated note from subsidiary      7,500     10,000
  Investment in subsidiaries ......     49,551     43,183
  Other assets ....................        442        324
                                       ------------------
TOTAL ASSETS ......................    $60,261    $54,361
                                       ==================
LIABILITIES .......................    $   375    $ 1,115
SHAREHOLDERS' EQUITY ..............     59,886     53,246
                                       ------------------
TOTAL LIABILITIES AND
 SHAREHOLDERS' EQUITY .............    $60,261    $54,361
                                       ==================

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                     (in thousands of dollars except share data)


STATEMENTS OF INCOME


                                          YEARS ENDED DECEMBER 31,
(DOLLARS IN THOUSANDS)                  2000         1999        1998
----------------------------------------------------------------------
Dividends from subsidiaries .....    $  2,942      $11,087      $3,679
Other income ....................         599          632         657
                                     ---------------------------------
                                        3,541       11,719       4,336
Other expenses ..................         190          286         445
                                     ---------------------------------

Income before income taxes and
 equity in undistributed earnings
 of subsidiaries ................       3,351       11,433       3,891
Federal income tax (benefit) ....         (61)         (94)       (130)
                                     ---------------------------------
                                        3,412       11,527       4,021
Equity in undistributed earnings
 (distributions in excess of
  earnings)of subsidiaries ......       4,713       (3,672)      3,291
                                     ---------------------------------
Net income ......................    $  8,125     $  7,855     $ 7,312
                                     =================================


STATEMENT OF CASH FLOWS
                                              YEARS ENDED DECEMBER 31,
(DOLLARS IN THOUSANDS)                     2000        1999         1998
---------------------------------------------------------------------------
OPERATING ACTIVITIES
  Net income ........................    $ 8,125     $  7,855     $ 7,312
  Adjustments to reconcile net
   income to net cash provided
   by operating activities:
  (equity in undistributed
   earnings) distributions
   in excess of earnings
   of bank subsidiaries .............     (4,713)       3,672      (3,291)
  Other, net ........................       (257)         (67)        (26)
                                         --------------------------------
  Net cash provided by operating
   activities .......................      3,155       11,460       3,995

INVESTING ACTIVITIES
 Purchase of securities
  available-for-sale ................         (8)         (24)       (460)
 Proceeds from sales and matur-
  ities of securities available-
  for-sale ..........................         69          200         914
 Capitalization of MidOhio Data,
  Inc ...............................                    (850)
 Proceeds from repayment of
  subordinated note from
  subsidiary ........................      2,500
                                         --------------------------------
 Net cash provided (used) by
  investing activities ..............      2,561         (674)        454

FINANCING ACTIVITIES
 Net increase(decrease) in short
  term borrowings ...................       (605)         605
 Cash dividends .....................     (2,540)      (2,398)     (1,997)
 Dividends on unallocated ESOP
  shares ............................         (9)          (8)         (6)
 Treasury stock purchased, net..            (491)      (8,976)     (2,474)
                                         --------------------------------
 Net cash used by financing
  activities ........................     (3,645)     (10,777)     (4,477)
                                         --------------------------------
 Increase (decrease) in cash ........      2,071            9         (28)
 Cash at beginning of year ..........         33           24          52
                                         --------------------------------
 Cash at end of year ................    $ 2,104     $     33     $    24
                                         ================================

16. EARNINGS PER COMMON SHARE

     The factors used in the earnings per common share computations are as follows:

(DOLLARS IN THOUSANDS)                       2000            1999            1998
------------------------------------------------------------------------------------
BASIC
 Net income .........................    $     8,125     $     7,855     $     7,312
 Weighted average common shares
  Outstanding .......................      4,598,366       4,666,155       4,879,649
 Less: average unallocated ESOP
   Shares ...........................         (2,828)         (7,374)        (11,871)
                                         -------------------------------------------
Average shares ......................      4,595,538       4,658,781       4,867,778
                                         ===========================================
Basic earnings per common share          $      1.77     $      1.69     $      1.50
                                         ===========================================

DILUTED
 Net income .........................    $     8,125     $     7,855     $     7,312
                                         -------------------------------------------
 Weighted average common shares
  outstanding for basis earnings
  per common share ..................      4,595,538       4,658,781       4,867,778
 Add:  dilutive effects of
  assumed exercises of stock
  options ...........................            100
                                         -------------------------------------------
 Average shares and dilutive
  Potential common shares ...........      4,595,638       4,658,781       4,867,778
                                         ===========================================
 Diluted earnings per common
  Shares ............................    $      1.77     $      1.69     $      1.50
                                         ===========================================

     Stock options for 61,100 and 52,100 shares of common stock were not considered in computing diluted earnings per common share for 2000 and 1999 because they were antidilutive.

17. QUARTERLY FINANCIAL DATA (Unaudited)


                                                NET                     NET EARNINGS
                                   INTEREST   INTEREST     NET           PER SHARE
(DOLLARS IN THOUSANDS)              INCOME     INCOME    INCOME      BASIC      DILUTED
---------------------------------------------------------------------------------------
2000
  First Quarter .................   $ 9,731    $5,383    $1,800    $   0.39    $   0.39
  Second Quarter ................    10,270     5,599     2,004        0.44        0.44
  Third Quarter .................    10,612     5,629     2,012        0.44        0.44
  Fourth Quarter ................    10,891     5,882     2,309        0.50        0.50

1999
  First Quarter .................   $ 9,305    $5,425    $2,030    $   0.43    $   0.43
  Second Quarter ................     9,374     5,473     2,001        0.43        0.43
  Third Quarter .................     9,464     5,433     1,946        0.42        0.42
  Fourth Quarter ................     9,687     5,453     1,878        0.41        0.41

     Earnings per share of $0.50 during the fourth quarter of 2000 includes a one-time after tax gain of $123 thousand, or $0.03 per share, from the dissolution of NB5, a leasing company, with which Wayne National Corporation was a partner.

Wayne Bancorp, Inc. 2000 annual report to shareholders

MANAGEMENT DISCUSSION & ANALYSIS

INTRODUCTION

     The following commentary represents management's discussion and analysis of the Company's financial condition and results of operations. This review highlights the principle factors affecting earnings during 2000, 1999 and 1998 and significant changes in the consolidated balance sheets for the years ending December 31, 2000 and 1999. Financial information for prior years is presented when appropriate. The objective of this financial review is to enhance the reader's understanding of the accompanying financial statements and related information of the Company. This review should be read in conjunction with the audited consolidated financial statements, footnotes, financial ratios and statistics and other information contained in this report, and the Company's 10-K. Where applicable, management's insights of known events and trends are discussed that have or may reasonably be expected to have a material effect on the Company's operations and financial condition.

     Wayne Bancorp, Inc. is a locally managed and operated multi-bank holding company whose bank subsidiaries include Wayne County National Bank (WCNB) and Chippewa Valley Bank (CVB). The Company also operates a data processing company, MidOhio Data, Inc. (MID), which performs proof services for WCNB. These entities are collectively referred to as the "Company." The Company provides banking and financial related services to individual and commercial customers in Wayne, Holmes, Medina and Stark counties. The Company's deposits are insured by the Federal Deposit Insurance Corporation, and both bank subsidiaries are members of the Federal Reserve System. WCNB is subject to supervision, examination and regulation by the Comptroller of the Currency, and CVB is subject to supervision, examination and regulation by the Federal Reserve Board and the Ohio Division of Financial Institutions. MID is subject to supervision, examination and regulation by the Federal Reserve Board.

FORWARD-LOOKING STATEMENTS

     When used in this document, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "projected" or similar expressions are intended to identify "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area and competition that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. Factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any statements expressed with respect to future periods.

     The Company does not undertake, and specifically disclaims any obligation, to publicly revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

TABLE I: FINANCIAL RATIOS FOR FIVE YEARS

                                    2000      1999       1998      1997      1996
----------------------------------------------------------------------------------
RATE OF RETURN ON:
  Average assets ..............     1.47%     1.47%      1.44%     1.19%     1.43%
  Average equity ..............    14.55%    14.44%     12.60%    10.69%    13.34%
  Beginning equity ............    15.26%    13.30%     13.10%    11.09%    13.79%

AS A PERCENT OF AVERAGE ASSETS:
  Net interest income .........     4.06%     4.07%      4.21%     4.32%     4.29%
  Non-interest income .........     0.76%     0.75%      0.74%     0.75%     0.98%
  Provision for loan losses ...     0.04%     0.03%      0.05%     0.19%     0.07%
  Non-interest expense ........     2.74%     2.71%      2.91%     3.08%     3.16%
  Dividends as a percent
   of net income ..............    36.21%    35.58%     31.95%    31.38%    24.50%

OTHER
  Average loans to average
   deposits ...................    81.87%    76.88%     77.31%    78.71%    74.04%
  Net loan charge-offs
  (recoveries) to average
   loans ......................     0.02%    (0.03%)     0.08%     0.08%     0.11%
  Allowance to year end net
   loans ......................     1.43%     1.46%      1.51%     1.52%     1.48%
  Average shareholders'
   equity to average assets ...    10.08%    10.16%     11.39%    11.13%    10.74%

CHANGES IN AVERAGE BALANCES:
  Total assets ................     3.76%     5.08%      5.91%     5.81%    11.45%
  Shareholders' equity ........     2.66%    (6.28%)     8.45%     9.66%     9.54%
  Loans .......................    11.18%     7.32%      3.30%    10.58%     6.32%
  Deposits ....................     4.41%     7.92%      5.18%     4.01%     9.10%
----------------------------------------------------------------------------------

RESULTS OF OPERATIONS

     The Company's net income for 2000 was $8.13 million, which is an increase of $270 thousand, or 3.4% over 1999 net income of $7.86 million, which increased $543 thousand, or 7.4% from net income of $7.31 million in 1998. Net income per share, basic and diluted, was $1.77 in 2000, compared to $1.69 in 1999 and $1.50 in 1998.

     Return on average assets for 2000 and 1999 was 1.47%, compared to 1.44% in 1998, while return on average equity was 14.55% in 2000, compared to 14.44% in 1999 and 12.60% in 1998.

     The allowance for loan losses as a percentage of total net loans at December 31, 2000 was 1.43%, compared to 1.46% and 1.51% for December 31, 1999 and 1998 respectively.

MANAGEMENT DISCUSSION & ANALYSIS

NET INTEREST INCOME

     Net interest income, the primary source of earnings for the Company, is the difference between interest and fee income generated on earning assets and the interest expense on deposits and borrowed funds. Net interest income is effected by changes in interest rates, the volume and composition of earning assets and paying liabilities, as well as the balances in non-interest bearing deposit accounts.

     Total interest and fee income for 2000 was $41.5 million, which is an increase of $3.7 million, or 9.7% over the $37.8 million earned in 1999, which increased $57 thousand, or .15% over the $37.8 million earned in 1998. The most significant impact on the Company's interest income for 2000 was the growth in earning assets as well as the increase in the prime lending rate. Despite the increase in the prime lending rate the Company experienced continued growth in the commercial loan area during 2000. As these loans are tied to the prime rate, the Company was able to increase rates accordingly. Also, for interest rate risk purposes, the Company originates variable rate commercial loans which "float" with prime, and as the prime rate changes, the rates on these loans change as well. During 1999, the primary reason for the slight increase in interest income over 1998 was also due to change in the prime lending rate. Unlike in 2000 when the prime rate increased, 1999 saw a decline in the prime lending rate during the first half of the year. Despite the strong loan growth of $32.3 million in 1999, the reduction in the prime lending rate restricted the Company's ability to increase its yield on earning assets. During 2000, the Company experienced an increase in earning assets of $25.4 million, which comprised an increase in loans of $18.3 million and an increase in securities and fed funds sold of $7.1 million. During 1999, earning assets increased by $3.7 million, consisting of a $32.3 million increase in loans offset by a reduction of $28.6 million in securities and federal funds sold. These changes in the composition of earning assets, with respect to loan balances, are largely effected by loan demand and market conditions, which can be impacted by a variety of factors, including interest rates, economic forecasts and the global economy. The decline in the securities portfolio is due to shifting the proceeds from sales and maturities into higher yielding loans during the year. The tax equivalent yield on average earning assets for 2000 was 8.13% compared to 7.68% in 1999 and 7.80% in 1998. The increase in yield for 2000 is primarily due to the Federal Reserve increasing the "benchmark" federal funds rate by 75 basis points during the first half of the year.

     Total interest expense for 2000 was $19.0 million, which increased $3.0 million, or 18.5% over interest expense of $16.0 million in 1999, which decreased $285 thousand, or 1.7% from interest expense of $16.3 million in 1998. The cost of funds on average interest bearing deposits and borrowed funds, was 4.44% at December 31, 2000, compared to 3.89% at December 31, 1999 and 4.12% at December 31, 1998. Total interest bearing liabilities at December 31, 2000 were $438.0 million, which increased $15.5 million from $422.5 million in 1999, which increased $13.0 million from $409.5 million in 1998. The increase in the cost of funds in 2000 is a result of the Company raising rates on deposits in order to remain competitive, as a result of the rising rate environment.

     The Company's Asset/Liability Committee monitors the maturity structure and rates of all interest earning assets and interest bearing liabilities to maintain stability in the net interest income. Throughout 2000, the Company operated with a slightly negative one-year GAP position, where interest-bearing liabilities subject to repricing exceeded interest bearing assets subject to repricing within the one-year period. Due to the rising rate environment during 2000, and the negative one-year GAP position, the Company experienced a decline in the net interest spread, which is the difference between rates earned on assets and the rates paid on deposits and borrowed funds, from 3.79% in 1999, to 3.69% in 2000. The Company anticipates that the net interest spread will increase in 2001 due to the negative one-year GAP position and the slowdown in the economy, which has prompted a decline in interest rates during the first quarter of 2001.

[BAR GRAPHS]

                              NET INTEREST INCOME
                           (in thousands of dollars)

                          1996         1997           1998            1999        2000
Total Interest Income   $19,478      $20,766        $21,442          $21,784    $22,493
Total Interest Expense
Net Interest Income

                                   NET INCOME
                           (in thousands of dollars)

                                                   1996         1997            1998            1999        2000
Represents $544 for gain on credit card sale    $6,510       $5,720         $7,312           $7,855     $6,125


                                                                              23
Wayne Bancorp, Inc. 2000 annual report to shareholders

MANAGEMENT DISCUSSION & ANALYSIS

PROVISION AND ALLOWANCE FOR LOAN LOSSES

     The provision for loan losses is an expense item charged to operations of the Company. The provision is recorded to maintain the balance in the related balance sheet account, allowance for loan losses, at a level which management considers adequate to absorb probable incurred credit losses. The adequacy of the allowance is determined by management based on several factors. These factors include estimates of probable losses within the current portfolio, historical losses, past-due and non-accrual loans, the mix and size of the current portfolio, as well as economic conditions. In addition to these factors, the Company also monitors the amount of unsecured credit that has been extended at the evaluation date.

     To ensure and monitor loan quality, the Company has an internal loan review function, where loans are systematically reviewed, and graded, if necessary. The review process encompasses commercial loans with balances exceeding a fixed dollar amount, however all loans are subject to review and grading at any time. Loan grades are assigned to those loans that receive an internal credit rating below predetermined classifications. The graded loans are placed on a watch list and monitored by the Board of Directors and Loan Committee on a regular basis. In addition to the above review process the Company also reviews and monitors past due loans and charge-offs on a monthly basis.

     The allowance for loan losses consists of an allocated portion and an unallocated portion. The allocated portion includes those loans identified in the internal review process and reflects the expected losses resulting from this analysis. The unallocated portion of the reserve is determined based on management's assessment of general and current economic conditions, as well as other risk factors in the loan portfolio. Although the allowance comprises two components, the entire amount is available for any losses that may occur.

     At December 31, 2000, the allowance for loan losses was $5.34 million, or 1.43% of total net loans compared to $5.20 million, or 1.46% at December 31, 1999. The decrease in this ratio from 1999 to 2000 is due to the 5.1% increase in outstanding loan balances, without an increase in non-performing loans. During 2000, the Company experienced net charge-offs of $70 thousand while in 1999 the Company had net recoveries of $101 thousand.

     At December 31, 2000, the Company had loans that were past due 90 days or more and still accruing interest of $226 thousand, or .06% of total loans compared to $181 thousand or .05% at December 31, 1999. At December 31, 2000 and 1999, the Company had no loans on a non-accrual status.

     The provision for loan losses charged to operations was $216 thousand in 2000 compared to $180 thousand in 1999, and $240 thousand in 1998. The increase in 2000 over 1999 was primarily due to a recovery received by CVB during 1999, which alleviated their need to record a provision in 1999. The decrease in 1999 was due to a decline in the volume of non-performing loans as well as the recovery received by CVB in 1999. Management anticipates that the provision charged to operations in 2001 will not change significantly from the 2000 provision.

[BAR GRAPHS]



                              NET INCOME PER SHARE

                                                   1996         1997            1998            1999        2000
Represents $.11 for gain on credit card sale       $1.32        $1.16          $1.50            $1.69       $1.77


                              RETURN ON AVERAGE ASSETS

                                                   1996         1997            1998            1999        2000
Represents .12% for sale of credit card
  portfolio                                        1.43%        1.19%           1.44%           1.47%       1.47%


                              RETURN ON AVERAGE EQUITY

                                                   1996         1997            1998            1999        2000
Represents 1.11% for sale of credit card
  portfolio                                        13.34%       10.6%           12.60%         14.44%      14.55%

MANAGEMENT DISCUSSION & ANALYSIS

NON-INTEREST INCOME

     Non-interest income of the Company consists of fees generated for providing banking related services to our customers. This income is derived from several components, including service charges and fees on deposits, income for Trust and Investment Services, and other non-interest income. In 2000, total non-interest income was $4.20 million compared to $4.03 million in 1999, and $3.72 million in 1998.

     Service charges and fees on deposits in 2000 were $1.81 million, which increased $68 thousand, or 3.9% from $1.74 million in 1999, which increased $13 thousand, or .8% from $1.72 million in 1998. Management monitors our market area to ensure that the fees charged on these deposit accounts are competitive within our market. In addition, management also reviews the costs associated with offering these accounts when determining the fee to charge the customer.

     Trust and Investment Services income for 2000 was $1.48 million, which is a decrease of $30 thousand, or 1.9% from 1999 income of $1.51 million, which increased $92 thousand, or 6.5% over income of $1.41 million in 1998. The decrease in Trust income for 2000 is primarily due to a decline in market values, as a portion of the Trust earnings are based on capital appreciation and earnings. During 2000, the equity markets were affected by economic concerns and uncertainty that led to a drop in values during the year, which negatively impacted Trust earnings. The fair-market value of Trust assets at December 31, 2000 was $312 million compared to $321 million and $314 million for December 31, 1999 and 1998 respectively.

     Other non-interest income was $912 thousand in 2000, which increased $123 thousand, or 15.6% from the $789 thousand earned in 1999, which increased $203 thousand or 34.6% from the $586 thousand earned in 1998. The increase in 2000 over 1999 is partially due to a net gain of $95 thousand generated from the sale of mortgage loans into the secondary market. In addition, income from Wayne National, a subsidiary of WCNB, increased by $117 thousand due to the dissolution of a leasing partnership, in which Wayne National was a partner. These increases were offset by decreases in mortgage servicing fees and discount brokerage fees of $14 thousand and $9 thousand respectively. Further, in 2000, the Company realized a net gain on the sale of securities of $3 thousand compared to $51 thousand in 1999, which is a decrease of $48 thousand. The increase in 1999 over 1998 is due to increases in substantially all areas of non-interest income. Some of these increases are due to the Company aligning the fee structure among the subsidiary banks on various services as well as increasing fees where appropriate. Further, in 1999, the Company realized a net gain on sales of securities of $51 thousand, compared to an $8 thousand net gain in 1998.

[BAR GRAPHS]

                              NON-INTEREST INCOME
                           (in thousands of dollars)

                                                   1996         1997            1998            1999        2000
Represents 5824 for gain on credit card sale       $4,441       $3,577         $3,724         $4,032       $4,194


                              TOTAL TRUST ASSETS
                           (in thousands of dollars)

    1996         1997            1998            1999        2000
 $242,000     $285,000         $314,000        $321,000    $312,000



                                  TRUST INCOME
                           (in thousands of dollars)

     1996         1997            1998            1999        2000
   $1,075        $1,343         $1,414          $1,506       $1,476




Wayne Bancorp, Inc. 2000 annual report to shareholders

MANAGEMENT DISCUSSION & ANALYSIS

NON-INTEREST EXPENSES

     Non-interest expenses are comprised of salaries and employee benefits, occupancy and equipment, and other operating expenses. Total non interest expenses were $14.95 million in 2000, which increased $470 thousand, or 3.2% from $14.48 million in 1999, which decreased $325 thousand, or 2.2% from $14.80 million in 1998.

     Total salaries and employee benefits were $8.38 million in 2000, which increased $723 thousand, or 9.4% over $7.65 million in 1999, which increased $134 thousand, or 1.8% from $7.52 million in 1998. The primary factor contributing to the increase in 2000 was an increase in salaries and related payroll taxes as a result of the addition of a new branch facility and a data processing subsidiary, MID, as well as normal compensation increases. The Company reviews compensation on an annual basis and makes adjustments as needed to set compensation at a level that is competitive within our market area. These increases were offset by a reduction of $72 thousand in insurance related expenses due to a reduction in claims compared to 1999. The primary factor contributing to the increase in 1999 was an increase in salaries and related payroll taxes as a result of the annual salary adjustments, offset by a reduction in retirement related benefits.

     Occupancy and equipment expense was $2.02 million in 2000, which increased $107 thousand, or 5.6% from $1.91 million in 1999, which increased $106 thousand, or 5.9% from $1.81 million in 1998. The primary reason for the ongoing increase from year to year is related to depreciation on new equipment purchased to maintain operating efficiency as well as the related annual maintenance costs. Beyond this, in 2000, the Company's data processing subsidiary saw a full year of operation, as well as a new branch facility and mortgage lending center. The increase in 1999 is primarily due to increased expenses on these new facilities as well as the construction and operation of these sites started during 1999. In addition to this expansion, the increase in expense during 1999 can also be attributed to "Y2K" related expenses, due to equipment upgrades and modifications to enable the Company to operate in emergency conditions. The Company also incurs ongoing expenses to maintain the condition and appearance of its facilities and renovate as needed for staffing requirements and customer service.

     Other operating expenses were $4.55 million in 2000, which decreased $360 thousand, or 7.3% from $4.91 million in 1999, which decreased $565 thousand, or 10.3% from $5.48 million in 1998. The decrease in 2000 from 1999 is primarily attributable to the Company's on-going commitment to control costs where possible. The Company experienced significant declines in several areas during 2000, including director's fees, franchise taxes, bank service charges, advertising, data processing and computer expense and losses and charge-offs. These decreases were offset by increases in expenses related to the Trust Division, FDIC insurance, telephone and donations. The decrease in 1999 from 1998 is due to a reduction in franchise taxes, donations, legal and professional fees, data processing and computer expense, and credit card processing costs. These decreases were offset by increases in stationary and supplies, advertising, and expenses related to the Company's operation of ATMs.

[BAR GRAPH]


                              NON-INTEREST EXPENSE
                           (in thousands of dollars)

   1996         1997            1998            1999        2000
  $14,361      $14,796        $14,803         $14,478      $14,948

INCOME TAXES

     Federal income taxes were $3.40 million in 2000, which increased $95 thousand or 2.9% from $3.30 million in 1999, which increased $492 thousand or 17.5% from $2.81 million in 1998. The change in federal income taxes is due to the changes in pre-tax earnings of the Company as well as adjustments of deferred tax assets and liabilities. The income tax expense represents an effective tax rate of 29.5% for 2000, 29.6% for 1999, and 27.8% for 1998. The effective tax rate paid by the Company is impacted by the amount of tax-free income that is generated through tax-exempt securities and loans to tax-exempt customers.

FINANCIAL CONDITION

     Total assets at December 31, 2000 were $570.2 million, which is an increase of $24.3 million, or 4.5% over total assets of $545.9 million at December 31, 1999. The Company's earning assets increased $25.4 million from $510.2 million in 1999 to $535.7 million in 2000. At December 31, 2000 earning assets as a percentage of total assets were 93.9% compared to 93.5% at December 31, 1999. The growth in the Company's balance sheet was primarily in the loan portfolio, which represented 65.7% of the total assets at December 31, 2000 compared to 65.3% at December 31, 1999. The securities portfolio experienced a decline from 27.5% of total assets at December 31, 1999 to 24.3% at December 31, 2000. The growth in earning assets was primarily funded through growth in deposits, short-term borrowings and Federal Home Loan Bank advances, totaling $18.4 million.

[BAR GRAPH]

                                  TOTAL ASSETS
                            (in thousands of dollars)


   1996         1997            1998            1999        2000
 $484,032     $508,376        $538,677        $545,888    $570,193

MANAGEMENT DISCUSSION & ANALYSIS

SECURITIES

     The securities portfolio serves a primary role in the overall context of asset and liability management by providing liquidity, earnings, and diversification. The securities portfolio is used to fund loans and deposit outflows, enhance Company earnings through purchases of high quality investments, and manage the credit and interest rate risk inherent in the balance sheet.

     To maintain sufficient liquidity, the Company invests primarily in shorter-term securities of less than five years remaining maturity. These include U.S. Treasury and Agency securities, which are direct obligations of the U.S. government and agencies of the U.S. government. These types of investments are considered "risk-free" from a credit standpoint and offer a lower yield than other securities. To increase the overall yield of the securities portfolio, the Company also purchases shorter-term government guaranteed mortgage backed securities and high quality corporate bonds. To reduce overall tax-liability, the Company invests in obligations of state and political subdivisions, which are generally exempt from federal income tax.

     The Company's investment portfolio is classified entirely as available-for-sale. Securities classified as available-for-sale, are carried at fair value on the balance sheet with unrealized holding gains or losses reported as a separate component of equity, net of tax. Available-for-sale securities are those which may be sold prior to maturity for liquidity, asset liability management or other reasons. Although the Company currently does not have any securities classified as held-to-maturity, the Company may use this classification in the future if conditions warrant for those securities which management has the ability and intent to hold to maturity.

     The securities portfolio was $138.3 million at December 31, 2000, compared to $150.0 million at December 31, 1999. This decrease is due to using the proceeds from the maturities and sales of investment securities to fund the growth in the loan portfolio.

[BAR GRAPH]
                                TOTAL SECURITIES
                            (in thousands of dollars)


   1996         1997            1998            1999        2000
 $154,229     $141,922       $175,007         $150,018    $138,349


LOANS

     The Company's loan portfolio consists of a variety of loans including: commercial, agricultural, residential and commercial real estate, consumer and direct lease financing. The Company's market area includes Wayne, Holmes, Medina and Stark counties.

     Total loans at December 31, 2000 were $374.8 million compared to $356.5 million at December 31, 1999. This represents a net increase of $18.3 million, or 5.1% from 1999 to 2000. Excluding a sale of mortgage loans during the fourth quarter of 2000, total loans grew by $44.7 million, or 12.5% during 2000. The three major loan categories are commercial, real estate and consumer which represented 47%, 34% and 14% of total loans at December 31, 2000, compared to 41%, 41% and 14% at December 31, 1999.

[BAR GRAPH]
                              TOTAL LOANS & LEASES
                            (in thousands of dollars)


   1996         1997            1998            1999        2000
 $289,391      $324,833      $324,199         $356,503    $374,840

     Commercial loans at December 31, 2000 were $177.7 million, which increased $31.2 million, or 21.3% from $146.5 million at December 31, 1999. Despite the prime lending rate increasing 75 basis points since December 31, 1999, the Company experienced strong loan growth and continued demand in the commercial loan area.

     Real estate loans at December 31, 2000 were $128.5 million compared to $147.1 million at December 31, 1999. This represents a decrease of $18.5 million, or 12.6%. This decrease is due to the sale of $26.4 million of loans during the fourth quarter of 2000. Excluding this sale, total mortgage loans grew $7.8 million or 5.3% from December 31, 1999. The Company is expecting stronger growth in 2001 due to declining interest rates on mortgage loans. In addition to the Company's real estate loans recorded on the balance sheet, the Company also services approximately $44.1 million of loans that have been sold into the secondary market. Management may consider additional loan sales in the future based on market conditions, as well as portfolio alignment and to provide liquidity for future loan demand. There were no loans classified as held-for-sale as of December 31, 2000.

     Consumer loans at December 31, 2000 were $52.8 million, which increased $4.4 million, or 9.1% from $48.4 million at December 31, 1999. This increase is due to favorable employment conditions as well as an increased level of consumer spending and confidence as a result of the strong economy. As a result of generally weaker economic conditions anticipated in 2001, the Company expects growth in 2001 to be less than that experienced in 2000. As consumer loans carry the greatest risk proportionately within the loan portfolio, the Company will continue to grant credit in a conservative manner as management believes this will maintain the quality of the portfolio and potentially minimize future losses in economic down cycles.

                                                                              27
Wayne Bancorp, Inc. 2000 annual report to shareholders

MANAGEMENT DISCUSSION & ANALYSIS

SOURCES OF FUNDS

     The Company has a commitment to provide a full range of banking products and services to its customers. The deposit products offered by the Company provide a means for customers to safely invest their money while earning a competitive rate of return on their funds.

     The Company's primary sources of funds are core deposits originated from within its market area. The Company considers its core deposits to be traditional checking, savings and certificate of deposit accounts. At December 31, 2000, total deposits were $471.6 million, which increased $9.8 million, or 2.1% over total deposits of $461.8 million at December 31, 1999. The primary reason for this increase in core deposits is due to the Company maintaining competitive rates within its market area in order to attract and retain deposits. In addition to these deposits, the Company offers securities sold under agreements to repurchase (repurchase agreements), which provides the Company with a stable source of funds while offering attractive yields for corporate customers. Repurchase agreements at December 31, 2000 were $30.5 million, which is an increase of $5.5 million, or 21.7% from $24.5 million at December 31, 1999.

     During 2000, the Company experienced a shift in the deposit mix compared to 1999. From a percentage standpoint, commercial deposits, which includes checking accounts as well as money market savings and checking accounts, increased, while savings and certificates of deposits declined. The primary reason for this change is due to the growth in the Company's Platinum Money Market Investment account, where depositors shifted money from savings and certificates into this account.

     In addition to core deposits and repurchase agreements, the Company also utilizes alternative funding sources to fund loan demand, primarily overnight federal funds borrowings and advances from the Federal Home Loan Bank. The Company currently has approximately $34.7 million available in overnight federal funds that may be drawn from correspondent banks, none of which had been used as of December 31, 2000. In addition, the subsidiaries are members of the Federal Home Loan Bank system, which provides funding based on a percentage of balances in one-to-four family residential loans. At December 31, 2000, the Company had outstanding advances from the Federal Home Loan Bank of $4.5 million. Although these alternative funding sources generally cost more than core deposits, they allow the Company to customize the borrowing terms to match the repayment schedule on loans. The Company may utilize these alternative funding sources more aggressively in the future based upon deposit growth and loan demand.

     Core deposit growth is an ongoing objective of Management to facilitate funding for loan demand and asset growth. However, as consumers become more "mobile" through direct deposit, online banking and other means, growing these core deposits with traditional accounts and services is becoming more difficult. In addition, the direction of interest rates as well as competitive pressure will continue to play a key role in deposit growth during 2001. To facilitate growth in deposits, WCNB added telephone banking to its product offering during the third quarter of 2000. CVB has had telephone banking since 1998. Telephone banking allows customers added convenience by offering balance inquiries, transfers and statements. In addition, the Company has chosen a partner for Internet banking, and anticipates this product to be available to customers during the second quarter of 2001. In addition to these product offerings, the Company also opened a new full-service branch in 2000, as well as made improvements to two of its drive-thru systems. These product and system enhancements allow the Banks to offer our customers competitive products and convenient access.

[BAR GRAPH]
                                 TOTAL DEPOSITS
                            (in thousands of dollars)


   1996         1997            1998            1999        2000
 $396,639     $409,891        $435,143         $461,615    $471,578


CAPITAL MANAGEMENT

     The Company is committed to managing capital for maximum shareholder benefit and maintaining strong protection for depositors and creditors. Capital consists primarily of four components including common stock, surplus, or additional paid in capital, undivided profits and net unrealized gains or losses on available-for-sale securities. Bank regulators monitor capital adequacy closely and consider it a very important factor in ensuring the safety of depositors' accounts. As a result, bank regulators established risk based capital standards, which measure the amount of a banks required capital in relation to the degree of risk contained in the balance sheet, as well as off the balance sheet. When calculating ratios for capital adequacy, net unrealized gains or losses on available-for-sale securities are excluded from the capital base.

     There are several key ratios used to monitor capital adequacy. One such ratio is the percent of stockholders' equity to total assets. At December 31, 2000 this ratio was 10.4% compared to 9.8% at December 31, 1999.

     Another key ratio is return on equity, which is a measure of efficiency that reflects the Company's ability to generate net income as a percentage of its capital base. For the year ended December 31, 2000 return on average equity was 14.6%, compared to 14.4% at December 31, 1999.

     Other key ratios used in determining capital adequacy include the risk based capital ratio and the leverage capital ratio. The risk based capital ratio is based on the risk-adjusted assets of the Company as a percentage of the Company's adjusted capital. The Company's assets are assigned risk weightings based upon the risk inherent in those assets, and then these risk-weighted assets are compared to the Company's adjusted capital, which includes the Company's capital accounts less intangibles, plus a portion of the allowance for loan and lease losses. Regulatory agencies require a minimum ratio of 8%, with at least half of that being in core capital. Core capital, or Tier 1 capital, consists of shareholders' equity less general intangibles and Tier 2 capital includes Tier 1 capital plus a portion of the allowance for loan and lease losses. The leverage ratio compares Tier 1 capital to the Company's average assets, adjusted for general intangibles. The Company's total risk based capital ratio at December 31, 2000 and 1999 was 16.4% and 16.5% respectively. The Company's Tier 1 capital to risk-weighted assets ratio was 15.2% at December 31, 2000 and 1999, while the Company's leverage ratio was 10.5% at December 31, 2000 compared to 9.7% at December 31, 1999.

     The Company has set minimum internal capital adequacy ratios to comply with banking regulations as well as maintain capital at levels that will provide long-term strength and performance to the Company. These levels as set by the Company's Board of Directors and management are: primary capital of 8.5%, risk based capital of 10.0%, and the leverage ratio at 7.0%.

     The Company's source of capital primarily comes from subsidiary earnings as well as sales of treasury stock. During 2000, the earnings from these subsidiaries were $7.66 million, compared to $7.42 million at December 31, 1999. The Company did not sell any treasury stock during 2000 or 1999. The outflows of capital include cash dividends paid to shareholders as well as purchases of treasury stock. For the year ended December 31, 2000, the Company paid dividends of $2.94 million, or $.64 per share, compared to $2.79 million, or $.60 per share in 1999. During 2000, the Company purchased $491 thousand in Treasury stock compared to $8.98 million during 1999. Of the cash dividends paid, $402 thousand and $397 thousand was reinvested by shareholders under the Company's dividend reinvestment plan for the years ending December 31, 2000 and 1999 respectively.

[BAR GRAPH]
                              SHAREHOLDERS' EQUITY
                            (in thousands of dollars)

   1996         1997            1998            1999        2000
 $51,592      $55,810         $59,067         $53,246    $59,885

ASSET AND LIABILITY MANAGEMENT

     The Company's primary market risk exposure is interest rate risk, and to lesser extents liquidity and prepayment risk. Interest rate risk is the risk that the Company's financial condition could be adversely affected by movements in interest rates, which is inherent in banking as a result of repricing that may occur in interest earning assets and interest bearing liabilities. The income of financial institutions is primarily derived from the excess interest earned on assets over the interest paid on liabilities. This fundamental premise places extreme importance on monitoring and controlling interest rate risk.

     There are several methods employed by the Company to monitor and control interest rate risk. One such method is through the use of a "GAP" analysis. The GAP is defined as the difference between the repricing of assets and liabilities within certain time periods. Therefore, the objective of GAP management is to match maturities and repricing of loans and deposits to reduce interest rate risk and maintain liquidity. The repricing can occur due to changes in rates on variable rate products, maturities, and accelerated payments. A positive GAP, where there are more assets repricing than liabilities, is beneficial in a rising rate environment and a negative GAP, where there are more liabilities repricing than assets is favorable in a falling rate environment. It is the Company's policy to maintain a fairly neutral GAP position of -15% or +10% in the one-year period. During 2000, the Company maintained an average GAP of -11.75%, and at December 31, 2000, the GAP was -4.24%. A second strategy used by the bank to reduce exposure to interest rate risk is to originate variable rate loans that reprice with prime and other indices. Currently, the Company has $115.2 million, or 30.7%, of total loans written as variable rate loans. A third strategy is to invest excess funds in highly liquid federal funds that mature and reprice on a daily basis. At December 31, 2000, the Company had $22.5 million in federal funds sold. In addition, the Company classifies its securities portfolio as available-for-sale, which allows the Company to sell these securities if needed to manage risk, provide liquidity and take advantage of interest rate swings. Finally, the Company has the ability to obtain funding from the Federal Home Loan Bank, where advances are tailored to match loan rates and terms.

     The following table provides information about the Company's financial instruments that are sensitive to changes in interest rates as of December 31, 2000, based upon the information and assumptions set forth in the tables and notes. For loans, securities and deposit liabilities with contractual maturities, the table represents principal cash flows and the weighted interest rate. For variable rate loans, the contractual maturity and weighted interest rate was used with an explanatory footnote as to repricing periods. For liabilities without contractual maturities, such as savings, and Money Market accounts, a decay rate was used to match their most likely withdrawal behavior.

Wayne Bancorp, Inc. 2000 annual report to shareholders

MANAGEMENT DISCUSSION & ANALYSIS

PRINCIPAL/NOTIONAL AMOUNT MATURING IN:

                                                                                                                           FAIR
(DOLLARS IN THOUSANDS)                                                                            THERE-                  VALUE
DECEMBER 31, 2000                      2001         2002        2003       2004        2005        AFTER       TOTAL     12/31/00
---------------------------------------------------------------------------------------------------------------------------------
RATE SENSITIVE ASSETS:
Fixed interest rate loans(1) ......  $ 30,409    $ 25,571    $ 27,850    $ 32,865    $ 21,905    $ 83,358    $221,958    $221,985
AVERAGE INTEREST RATE .............      8.79%       8.77%       9.31%       8.72%       9.41%       7.48%       8.41%
Variable interest rate loans(1)(2)     98,360      10,672      11,893      14,307       7,318      10,332     152,882     152,882
AVERAGE INTEREST RATE .............      9.44%       9.05%       9.48%       8.87%       9.34%       7.89%       9.25%
Fixed interest rate
  securities(1)(7) ................    38,411      28,656      22,693      17,066       7,554      23,969     138,349     138,349
AVERAGE INTEREST RATE .............      5.83%       5.81%       6.03%       6.39%       5.52%       5.64%       5.88%
Other interest earning assets(3) ..    22,475        --          --          --          --        22,475      22,475
AVERAGE INTEREST RATE .............      5.70%       --          --          --          --          5.70%
---------------------------------------------------------------------------------------------------------------------------------
RATE SENSITIVE LIABILITIES:
Non-interest bearing checking(4) ..  $ 17,231    $ 13,785    $ 10,339    $  8,616    $  8,616    $ 10,337    $ 68,924    $ 68,924
SAVINGS AND INTEREST BEARING
  CHECKING (5) ....................    44,217      44,217      33,162      33,162      22,108      44,217     221,083     221,083
Average interest rate .............      4.23%       3.00%       3.00%       2.80%       2.80%       2.44%       3.16%
CERTIFICATES OF DEPOSIT(1) ........   132,296      29,353      11,057       6,596       2,270        --       181,572     182,036
Average interest rate .............      5.73%       5.76%       5.70%       5.39%       5.57%       --          5.72%
FIXED INTEREST RATE BORROWINGS(1) .     2,894         549       1,316          17          19          45       4,840       4,856
Average interest Rate .............      6.62%       6.68%       6.63%       8.00%       8.00%       8.00%       6.53%
VARIABLE INTEREST RATE
  BORROWINGS(1)(6) ................    22,905       1,527       1,527       1,527       1,527       1,527      30,540      30,540
Average interest Rate .............      5.32%       5.32%       5.32%       5.32%       5.32%       5.32%       5.32%
---------------------------------------------------------------------------------------------------------------------------------

PRINCIPAL/NOTIONAL AMOUNT MATURING IN:

                                                                                                                           FAIR
(DOLLARS IN THOUSANDS)                                                                            THERE-                  VALUE
DECEMBER 31, 1999                      2000         2001        2002       2003        2004        AFTER       TOTAL     12/31/99
---------------------------------------------------------------------------------------------------------------------------------
RATE SENSITIVE ASSETS:
Fixed interest rate loans(1) .....  $ 19,524    $ 27,912    $ 26,261    $ 22,245    $ 30,212    $138,017    $264,171    $261,218
AVERAGE INTEREST RATE ............      8.76%       8.55%       8.90%       8.79%       8.45%       7.33%       7.98%
Variable interest rate loans(1)(2)    38,391       7,198       6,880       4,173       5,434      30,256      92,332      92,332
AVERAGE INTEREST RATE ............      8.90%       7.84%       8.02%       7.99%       8.56%       8.96%       8.89%
Fixed interest rate
  securities(1)(7) ...............    35,317      43,352      26,455      22,016       5,289      17,589     150,018     150,018
AVERAGE INTEREST RATE ............      5.82%       5.68%       5.83%       5.97%       5.19%       5.64%       5.76%
Other interest earning assets(3) .     3,720        --          --          --          --          --         3,720       3,720
AVERAGE INTEREST RATE ............      5.23%       --          --          --          --          --          5.23%
---------------------------------------------------------------------------------------------------------------------------------
RATE SENSITIVE LIABILITIES:
Non-interest bearing checking(4) .  $ 16,682    $ 13,346    $ 10,009    $  8,341    $  8,341    $ 10,009    $ 66,728    $ 66,728
SAVINGS AND INTEREST BEARING
  CHECKING(5) ....................    41,705      41,705      31,279      31,279      20,853      41,705     208,526     208,526
Average interest Rate ............      2.96%       2.96%       2.91%       2.91%       2.91%       2.91%       2.91%
CERTIFICATES OF DEPOSIT(1) .......   115,789      43,995      10,303       9,614       6,833          26     186,560     187,438
Average interest Rate ............      4.92%       5.69%       5.69%       5.67%       5.10%       4.79%       5.19%
FIXED INTEREST RATE BORROWINGS(1)        275         280         533         600        --          --         1,688       1,617
Average interest Rate ............      7.05%       7.05%       6.61%       5.14%       --          --            --        6.23%
VARIABLE INTEREST RATE
  BORROWINGS(1)(6) ...............    19,563       1,224       1,224       1,224       1,224       1,224      25,683      25,683
Average interest rate ............      4.63%       4.56%       4.56%       4.56%       4.56%       4.56%       4.61%
---------------------------------------------------------------------------------------------------------------------------------

(1)   Assumes amortization based on contractual maturity and repayment.

(2) The Company's adjustable rate commercial loans and home equity loans are based on the prime rate of interest as stated in The Wall Street Journal and are subject to repricing when the prime rate is adjusted. The adjustable rate mortgage loans are based on the one-year constant maturity treasury index and are subject to annual repricing.

(3) The federal funds rate is subject to daily repricing and is that which is currently offered by the correspondent bank buying these short term overnight funds.

(4) Non-interest bearing checking accounts assume a decay rate of 25%, 20%, and 15%, for the first three years respectively, 12.5% for each of years four and five with the remaining 15% being more than five years.

(5) Savings, NOW, and Money Market accounts assume a decay rate of 20% for years one and two, 15% for years three and four, 10% for year five with the remaining 20% being more than five years.

(6) Repurchase agreements are subject to monthly repricing and are based on the prior month's average discount rate for the 3-month treasury bill. Decay is assumed to be 75% in year one with 5% for the remaining years and thereafter.

(7) Reported at fair market value. Includes a nominal amount of variable rate securities.

MANAGEMENT DISCUSSION & ANALYSIS

LIQUIDITY

     Liquidity management is the ability of the Company to meet the credit needs and cash demands of its borrowers and depositors. Through the Company's Asset/Liability Committee, management analyzes and manages liquidity. The Company's primary source of liquidity is cash, federal funds sold and cash flows provided by maturities and amortization in the loan and investment portfolios.

     At December 31, 2000, cash and cash equivalents were $43.8 million, or 7.7% of total assets. The change in cash and cash equivalents is shown in the Consolidated Statement of Cash Flows and summarizes activity for the three years ending December 31, 2000. During 2000, the Company generated net cash flows from operating activities of $8.0 million, including net income of $8.13 million. During 2000, the Company had a net use of cash in investing activities of $6.2 million. The use of this cash was primarily to fund the growth in the loan portfolio, which represented a net cash outflow of $18.4 million. During 2000, the Company generated net cash flows of $14.7 million in financing activities. The primary sources of cash were from the net growth in the Company's deposits of $9.8 million, an increase in short term borrowings of $4.9 million and a $3.2 million increase in Federal Home Loan Bank advances. This was offset by dividends paid of $2.5 million.

     The liquidity needs of the Company, primarily cash dividends, are met through dividends from the bank subsidiaries. Management is not aware of any trend or event which would result in the Company not being able to meet its current and expected future cash needs.

EFFECTS OF INFLATION

     The financial statements and related data included in this report has been prepared in accordance with generally accepted accounting principles (GAAP) which measures financial position and results of operations in historical dollars, except for securities classified as available-for-sale which are recorded at fair market value. Changes in the relative value of money during periods of inflation or recession are generally not recognized under GAAP.

     In management's opinion, changes in interest rates affect the financial condition and results of operations to a far greater degree than changes in the inflation rate. While interest rates are greatly influenced by changes in the inflation rate, they do not change at the same rate or magnitude as the inflation rate. Rather, changes in interest rates are based on monetary policies. The Company protects earnings from interest rate volatility through offering variable rate loan and deposit products and asset/liability management.

NEW ACCOUNTING PRONOUNCEMENT

     Beginning January 1, 2001, a new accounting standard requires all derivatives to be recorded at fair value. Unless designated as hedges, changes in these fair values will be recorded in the income statement. Fair value changes involving hedges will generally be recorded by offsetting gains and losses on the hedge and on the hedged item, even if the fair value of the hedged item is not otherwise recorded. This did not have a material effect on financial position and results of operations when adopted, since the Company held no derivative instruments at January 31, 2001.



                                                                              31
Wayne Bancorp, Inc. 2000 annual report to shareholders