Form 10-K405, Exhibit 13
period 2001-12-31
WAYNE BANCORP INC /OH/
filed 2002-03-25
CIK 788134

                                                                      Exhibit 13


SHAREHOLDER INFORMATION

EXECUTIVE OFFICES                             TRANSFER AGENT
112 West Liberty Street                       Register & Transfer Company
P.O. Box 757                                  10 Commerce Drive
Wooster, OH 44691                             Cranford, NJ 07016
330-264-1222                                  Attn: Transfer Department
                                              800-368-5948 - Fax: 908-272-1006

     All common shares of Wayne Bancorp, Inc. are voting shares and are traded on NASDAQ, under the symbol "WNNB," as a Small-Cap Issue. At December 31, 2001, there were 4,657,531 shares outstanding and 1,339 shareholders of record. The range of market prices is compiled from the data provided by the national market system, and has been retroactively adjusted to reflect the issue of a 5% stock dividend during 2001.





DIVIDEND AND MARKET PRICE DATA

                                                                      Cash
                                                                    Dividends
Quarter Ended                        High            Low              Paid
--------------------------------------------------------------------------------
2001              March 31         $ 21.31         $ 16.19         $ 0.1619
                  June 30            23.95           19.05           0.1619
                  September 30       25.71           21.91           0.1619
                  December 31        23.00           20.00           0.1619

2000              March 31         $ 25.66         $ 17.98         $ 0.1524
                  June 30            19.05           13.81           0.1524
                  September 30       16.67           13.33           0.1524
                  December 31        17.14           14.29           0.1524



FORM 10-K

     A copy of the Company's 2001 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to shareholders without charge. To obtain a copy, direct your request to John A. Lende, CPA, Treasurer, P.O. Box 757, Wooster, OH 44691.

FIVE YEAR FINANCIAL SUMMARY(1)
--------------------------------------------------------------------------------
(in thousands of dollars except per share data)

                                                       Years Ended December 31,
                                          2001        2000        1999        1998        1997
                                          ----        ----        ----        ----        ----

Statement of Income Summary:
   Total operating income               $ 45,962    $ 45,697    $ 41,862    $ 41,497    $ 39,866
   Total operating expense                33,688      34,174      30,704      31,374      31,225
   Total interest income                  41,095      41,503      37,830      37,773      36,289
   Total interest expense                 16,671      19,010      16,046      16,331      15,523
   Net interest income                    24,424      22,493      21,784      21,442      20,766
   Provision for loan losses                 701         216         180         240         906
   Income before income tax expense       12,274      11,523      11,158      10,123       8,641
   Income tax expense                      3,631       3,398       3,303       2,811       2,921
   Net income                              8,643       8,125       7,855       7,312       5,720

Per Share Data:
   Net income                           $   1.83    $   1.69    $   1.61    $   1.43    $   1.12
   Cash dividends                            .65        0.61        0.57        0.46        0.40
   Book value                              13.27       12.40       11.02       11.60       10.82

Balance Sheet Data:
   Total loans                          $387,484    $374,840    $356,503    $324,199    $324,833
   Loans held-for-sale                    11,881
   Allowance for loan losses               5,821       5,343       5,197       4,916       4,923
   Securities                            165,098     138,349     150,018     175,007     141,922
   Total deposits                        501,576     471,578     461,815     435,143     409,891
   Shareholders' equity                   61,801      59,886      53,246      59,067      55,810
   Total assets                          608,722     570,193     545,888     538,677     508,378

Other Data:
   Employees                                 270         284         254         257         262
   Shareholders                            1,339       1,364       1,439       1,452       1,484
   Cash dividends                       $  3,050    $  2,942    $  2,795    $  2,336    $  1,795
   Cash dividends as a percent of
     net income                            35.29%      36.21%      35.58%      31.95%      31.38%

Financial Ratios:
   Return on average assets                 1.50%       1.47%       1.47%       1.44%       1.19%
   Return on beginning equity              14.43       15.26       13.30       13.10       11.09
   Equity to assets                        10.14       10.50        9.75       10.97       10.98
   Loans to funding sources                73.43       73.94       72.88       68.21       72.27
   Loans to total assets                   63.57       65.74       65.31       60.27       63.90
   Allowance for loan losses to total
     loans                                  1.50        1.43        1.46        1.51        1.52

1) This summary should be read in conjunction with the related Consolidated Financial Statements and Notes to the Financial Statements. Per share data has been retroactively adjusted for stock dividends, stock splits and the acquisition of Chippewa Valley Bancshares, Inc.

Managements Responsibility for Financial Reporting

WAYNE BANCORP, INC.
January 23, 2002

     The Management of Wayne Bancorp, Inc. has prepared and is responsible for the financial statements and for the integrity and consistency of other related information contained in the Annual Report. In the opinion of Management, the financial statements, which necessarily include amounts that are based on Management estimates and judgments, have been prepared in conformity with accounting principles generally accepted in the United States of America appropriate to the circumstances. The Company maintains a system of internal accounting controls that is designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with Company authorizations and policies, and that transactions are properly recorded so as to permit preparation of financial statements that will fairly present the financial position and results of operations in conformity with accounting principles generally accepted in the United States of America. Internal controls are augmented by written policies covering standards of personal and business conduct and an organizational structure providing for division of responsibility and authority.

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







David P. Boyle, CPA                                    John A. Lende, CPA
President & CEO                                        Treasurer
Wayne Bancorp, Inc.                                    Wayne Bancorp, Inc.

Auditor's Report from Crowe, Chizek and Company LLP

Board of Directors and Shareholders
Wayne Bancorp, Inc.
Wooster, Ohio

We have audited the accompanying consolidated balance sheets of Wayne Bancorp, Inc. as of December 31, 2001 and 2000 and the related consolidated statements of income, comprehensive income, cash flows and changes in shareholders' equity for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wayne Bancorp, Inc. as of December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.




                                                  Crowe, Chizek and Company LLP
                                                  Columbus, Ohio
                                                  January 23, 2002

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
(in thousands of dollars except share data)

                                                                                        December 31,
                                                                                    2001         2000
                                                                                  ---------    ---------

ASSETS
   Cash and due from banks                                                        $  28,738    $  21,369
   Federal funds sold                                                                 3,975       22,475
                                                                                  ---------    ---------
         Total cash and cash equivalents                                             32,713       43,844
   Securities available-for-sale                                                    165,098      138,349
   Loans held-for-sale                                                               11,881
   Loans                                                                            387,484      374,840
     Less:
       Allowance for loans                                                           (5,821)      (5,343)
                                                                                  ---------    ---------
       Net loans                                                                    381,663      369,497
   Premises and equipment                                                             9,813        9,620
   Accrued income receivable and other assets                                         7,554        8,883
                                                                                  ---------    ---------

TOTAL ASSETS                                                                      $ 608,722    $ 570,193
                                                                                  =========    =========


LIABILITIES
   Deposits
       Interest bearing                                                           $ 429,253    $ 402,654
       Non-interest bearing                                                          72,323       68,924
                                                                                  ---------    ---------
   Total deposits                                                                   501,576      471,578
   Short-term borrowings                                                             33,635       30,540
   Federal Home Loan Bank advances
     and other borrowed funds                                                         6,896        4,640
   ESOP loan                                                                          1,800          200
   Other liabilities                                                                  3,014        3,349
                                                                                  ---------    ---------

TOTAL LIABILITIES                                                                   546,921      510,307


SHAREHOLDERS' EQUITY
   Common stock, stated value $1.00                                                   4,917        4,917
   Shares authorized, 12,000,000 in 2001 and 2000
   Shares issued, 4,917,218 in 2001 and 2000
   Shares outstanding, 4,657,531 in 2001 and 4,600,869 in 2000
   Paid in capital                                                                   13,148       13,140
   Retained earnings                                                                 50,748       51,809
   Unearned ESOP shares, 74,609 shares in 2001 and 0 shares in 2000                  (1,651)           0
   Treasury stock, at cost, 259,687 shares in 2001 and 316,349 shares in 2000        (7,547)     (10,553)
   Accumulated other comprehensive income                                             2,186          573
                                                                                  ---------    ---------

TOTAL SHAREHOLDERS' EQUITY                                                           61,801       59,886
                                                                                  ---------    ---------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                        $ 608,722    $ 570,193
                                                                                  =========    =========




See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
(in thousands of dollars except per share data)

                                                     Years ended December 31,
                                                    2001      2000      1999
                                                  -------   -------   -------

INTEREST INCOME
   Interest and fees on loans                     $33,127   $33,069   $28,650
   Interest on securities:
        Taxable                                     5,814     6,368     7,135
        Nontaxable                                  1,842     1,769     1,660
   Other interest income                              312       297       385
                                                  -------   -------   -------

        TOTAL INTEREST INCOME                      41,095    41,503    37,830

INTEREST EXPENSE
   Interest on deposits                            15,220    17,135    14,548
   Interest on federal funds purchased and
     repurchase agreements                          1,027     1,501     1,220
   Interest on Federal Home Loan Bank advances
     and other borrowed funds                         424       374       278
                                                  -------   -------   -------

        TOTAL INTEREST EXPENSE                     16,671    19,010    16,046
                                                  -------   -------   -------

NET INTEREST INCOME                                24,424    22,493    21,784
   Provision for loan losses                          701       216       180
                                                  -------   -------   -------

NET INTEREST INCOME AFTER
PROVISION FOR LOAN LOSSES                          23,723    22,277    21,604

OTHER INCOME
   Service charges and fees on deposit accounts     2,122     1,806     1,737
   Income from fiduciary activities                 1,502     1,476     1,506
   Net gain on sale of loans                          501        95        30
   Net gain on sale of securities                      33         3        51
   Other non-interest income                          709       814       708
                                                  -------   -------   -------

        TOTAL OTHER INCOME                          4,867     4,194     4,032

OTHER EXPENSES
   Salaries and employee benefits                   9,077     8,377     7,654
   Occupancy and equipment                          2,097     2,018     1,911
   Other operating expenses                         5,142     4,553     4,913
                                                  -------   -------   -------

        TOTAL OTHER EXPENSES                       16,316    14,948    14,478

INCOME BEFORE INCOME TAX EXPENSE                   12,274    11,523    11,158
INCOME TAX EXPENSE                                  3,631     3,398     3,303
                                                  -------   -------   -------

NET INCOME                                        $ 8,643   $ 8,125   $ 7,855
                                                  =======   =======   =======

PER SHARE DATA:
   NET INCOME PER SHARE - BASIC                   $  1.83   $  1.69   $  1.61
   NET INCOME PER SHARE - DILUTED                 $  1.83   $  1.69   $  1.61



See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
--------------------------------------------------------------------------------
(in thousands of dollars)

                                                                Years ended December 31,
                                                               2001       2000       1999
                                                             --------    -------    -------

NET INCOME                                                   $  8,643    $ 8,125    $ 7,855

OTHER COMPREHENSIVE INCOME, NET OF TAX
   Unrealized gain (loss) on available-for-sale securities
     arising during the period                                  1,635      1,464     (2,414)
   Reclassification adjustment for amounts realized on
     securities included in net income                            (22)        (2)       (34)
                                                             --------    -------    -------

        TOTAL OTHER COMPREHENSIVE INCOME                        1,613      1,462     (2,448)
                                                             --------    -------    -------

COMPREHENSIVE INCOME                                         $ 10,256    $ 9,587    $ 5,407
                                                             ========    =======    =======



See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
(in thousands of dollars except per share data)

                                                          Years ended December 31,
                                                        2001        2000        1999
                                                      --------    --------    --------
OPERATING ACTIVITIES
   Net Income                                         $  8,643    $  8,125    $  7,855
   Adjustments to reconcile net cash provided
     by operating activities:
       Provision for loan losses                           701         216         180
       Depreciation and amortization                     1,159       1,419       1,331
       Federal Home Loan Bank stock dividends             (136)       (138)       (123)
       Amortization of investment security premiums
         and accretion of discounts, net                   324         338         724
       Compensation expense on ESOP shares                 157          84         146
       Net deferred fees on loans                           50        (170)       (271)
       Net gain on sale of securities                      (33)         (3)        (51)
       Net gain on sale of loans                          (501)        (95)        (30)
       Gain on sale of premises                            (25)
       Loans originated for sale                       (44,052)
       Proceeds from sales of loans held-for-sale       32,352
       Deferred income taxes                              (247)       (253)         (5)
       Change in interest receivable                       237        (211)        345
       Change in interest payable                         (198)        125         (48)
       Other, net                                          610      (1,556)        203
                                                      --------    --------    --------
   Net cash from operating activities                     (959)      7,881      10,256

INVESTING ACTIVITIES
   Securities available-for-sale:
       Purchases                                       (75,070)    (29,566)    (47,268)
       Proceeds from maturities and repayments          50,561      36,050      57,773
       Proceeds from sales                                  49       7,203      10,174
   Net increase in loans                               (12,917)    (44,609)    (32,669)
   Proceeds from sales of portfolio loans                           26,208         466
   Purchase of premises and equipment                   (1,511)     (1,444)     (1,683)
   Proceeds from sale of premises                          351
                                                      --------    --------    --------
Net cash from investing activities                     (38,537)     (6,158)    (13,207)

FINANCING ACTIVITES
   Net increase in deposits                             29,998       9,763      26,672
   Net change in short-term borrowings                   3,095       4,857     (11,307)
   Proceeds from Federal Home Loan Bank advances         4,950      13,300      12,000
   Repayment of Federal Home Loan Bank advances         (2,680)    (10,073)    (13,270)
   Proceeds from other borrowed funds                                  137
   Repayment of ESOP loan and other borrowed funds        (214)       (212)       (200)
   Cash dividends paid                                  (2,657)     (2,540)     (2,398)
   Cash paid in lieu of fractional shares on
       stock dividend                                      (14)
   Treasury stock purchased, net                        (4,113)       (491)     (8,976)
                                                      --------    --------    --------
   Net cash from financing activities                   28,365      14,741       2,521
                                                      --------    --------    --------
   Net change in cash and cash equivalents             (11,131)     16,464        (430)
   Cash and cash equivalents at beginning of year       43,844      27,380      27,810
                                                      --------    --------    --------

   Cash and cash equivalents at end of year           $ 32,713    $ 43,844    $ 27,380
                                                      ========    ========    ========

See Notes to Consolidated Financial Statements

                                                       Years ended December 31,
                                                       2001      2000      1999
                                                    -------   -------   -------
Supplemental disclosures of cash flow information
     Cash basis payments for federal income taxes   $ 4,255   $ 3,740   $ 3,105
     Cash basis payments for interest expense        16,870    18,885    16,094

Supplemental non-cash disclosure
     Stock issued for business purchase             $    86
     ESOP obligation guaranteed by the Company        1,800



See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
(in thousands of dollars except per share data)

                                                                    Three Years Ended December 31, 2001

                                                                                                        Accumulated
                                                                                               Unearned    Other
                                                  Common    Paid-In     Retained    Treasury      ESOP Comprehensive
                                                  Stock     Capital     Earnings     Stock       Shares    Income      Total
                                                 -------    --------    --------    --------    -------    -------    --------

BALANCE, JANUARY 1, 1999                          $4,917     $13,310     $41,989     $(2,308)   $  (400)    $1,559     $59,067
   Net income                                                              7,855                                         7,855
   Cash dividends ($.57 per share)                                        (2,795)                                       (2,795)
   Purchase of treasury stock (260,533 shares)                                        (8,976)                           (8,976)
   Dividends reinvested (13,544 shares)                                                  397                               397
   Shares earned under ESOP (4,546 shares)                       (54)                               200                    146
   Change in estimated fair value of
     securities available-for-sale                                                                          (2,448)     (2,448)
                                                 -------    --------    --------    --------    -------    -------    --------

BALANCE, DECEMBER 31, 1999                         4,917      13,256      47,049     (10,887)      (200)      (889)     53,246
   Net income                                                              8,125                                         8,125
   Cash dividends ($.61 per share)                                        (2,942)                                       (2,942)
   Purchase of treasury stock (26,386 shares)                                           (491)                             (491)
   Dividends reinvested (24,270 shares)                                     (423)        825                               402
   Shares earned under ESOP (4,545 shares)                      (116)                               200                     84
   Change in estimated fair value of
     securities available-for-sale                                                                           1,462       1,462
                                                 -------    --------    --------    --------    -------    -------    --------

BALANCE, DECEMBER 31, 2000                         4,917      13,140      51,809     (10,553)         0        573      59,886
   Net income                                                              8,643                                         8,643
   Cash dividends ($.65 per share)                                        (3,050)                                       (3,050)
   5% stock dividend (220,963 shares)                                     (6,423)      6,423
   Cash paid in lieu of fractional shares on
      5% stock dividend                                                      (14)                                          (14)
   Purchase of treasury stock (185,731 shares)                                        (4,113)                           (4,113)
   Dividends reinvested (17,723 shares)                                     (170)       563                                393
   Common stock acquired pursuant
      to ESOP (81,392 shares)                                                                    (1,800)                (1,800)
   Shares earned under ESOP (6,783 shares)                         8                                149                    157
   Purchase of Chippewa Valley Title
      Agency, Inc. (4,000 shares)                                            (47)        133                                86
   Change in estimated fair value of
     securities available-for-sale                                                                           1,613       1,613
                                                 -------    --------    --------    --------    -------    -------    --------

BALANCE, DECEMBER 31, 2001                        $4,917     $13,148     $50,748     $(7,547)   $(1,651)    $2,186     $61,801
                                                 =======    ========    ========    ========    =======    =======    ========




See Notes to Consolidated Financial Statements

1    NATURE OF OPERATIONS
--------------------------------------------------------------------------------

     Wayne Bancorp, Inc. (WBC) is a multi-bank holding company. Its bank subsidiaries, Wayne County National Bank (WCNB) and Chippewa Valley Bank (CVB), conduct general commercial banking business, while its non-bank subsidiary, MidOhio Data, Inc. (MID) performs proof operations for WCNB. Chippewa Valley Title Agency, Inc., (CVT) a wholly-owned subsidiary of WCNB, performs services related to title insurance for the bank subsidiaries.
     WCNB acquired CVT, effective March 31, 2001, by issuing 4,200 shares of its stock to purchase the assets of CVT. The acquisition was accounted for as a purchase.
     The Company's bank subsidiaries operate in the single industry of commercial and retail banking. While these subsidiaries offer a wide variety of products and services, they are all deemed to be part of commercial and retail banking. Therefore, internal financial information is primarily reported and aggregated in one line of business, banking.
     The Company has 21 banking locations in Wayne, Holmes, Medina and Stark counties in Ohio. Through this branch network, the Company provides a wide variety of services to businesses, individuals, institutional and governmental customers. These services include commercial and personal checking accounts, savings and time deposits, business and personal loans, real estate loans, leases, safe deposit facilities, telephone banking and online banking. Substantially all loans are secured by specific identified collateral including business assets, consumer assets and real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Real estate loans are secured by both residential and commercial real estate.
     The Company operates an Investment and Trust Services Group which offers comprehensive trust administrative services, and agency, trust and investment services to individuals, corporations, partnerships, institutions and municipalities. In addition, the Company provides retail investment services, including mutual funds and annuities as well as discount brokerage services which offer stock trading services to customers.


2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

PRINCIPLES OF CONSOLIDATION
     The consolidated financial statements include the accounts of Wayne Bancorp, Inc. and its wholly-owned subsidiaries, WCNB, CVB and MID, as well as WCNB's wholly-owned subsidiary CVT, collectively referred to as the "Company." All significant intercompany transactions have been eliminated.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS
     To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, Management makes estimates and assumptions based on available information. These estimates and assumptions affect amounts reported in the financial statements and disclosures provided, and future results could differ. The collectibility of loans, fair value of financial instruments and the status of contingencies are particularly subject to change.

CASH FLOWS
     Cash and cash equivalents includes cash, deposits with other financial institutions and federal funds sold. Net cash flows are reported for loan and deposit transactions.

SECURITIES
     Securities are classified as held-to-maturity and carried at amortized cost, when Management has the positive intent and ability to hold them to maturity. Securities are classified as available-for-sale when they may be sold prior to maturity. Securities available-for-sale are carried at fair value with unrealized holding gains and losses reported in accumulated other comprehensive income. Other securities such as the Federal Reserve Bank stock and Federal Home Loan Bank stock are carried at cost.
     Interest income includes amortization of purchase premiums and accretion of discounts. Gains or losses are calculated based on the amortized cost of the specific security sold. Securities are written down to fair value when a decline in fair value is not temporary.

LOANS
     Loans that Management has the positive intent and ability to hold for the foreseeable future or until maturity or payoff are reported at principal balances outstanding, net of deferred loan fees and costs, and an allowance for loan losses. Management from time to time may elect to sell pools of portfolio loans for interest rate risk purposes. Loans held-for-sale are reported at the lower of cost or market on an aggregate basis.
     Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the term of the loan. Interest income is not reported if full loan payment is in doubt, typically when the loan is impaired or payments are past due over 90 days. Payments received on such loans are reported as principal reductions.

ALLOWANCE FOR LOAN LOSSES
     The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and recoveries of loans previously charged off and decreased by loans charged off. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in Management's judgment, should be charged-off. Loan losses are charged against the allowance when Management believes the uncollectibility of a loan balance is confirmed.
     A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller balance loans of similar nature such as residential mortgage, consumer, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

OTHER REAL ESTATE
     Other real estate is recorded at the lower of cost or fair value, less estimated costs to sell. Any reduction from the carrying value of the related loan to fair value at the time the property is acquired is accounted for as a loan charge-off. Any subsequent reductions in the fair value is reflected in a valuation allowance through a charge to other real estate expense. Expenses incurred to carry other real estate are charged to operations as incurred. There was no other real estate held at December 31, 2001 and 2000.

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

SERVICING ASSETS
     Servicing assets represent purchased rights and the allocated value of retained servicing rights on loans sold. Servicing assets are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the assets, using groupings of the underlying loans as to interest rates and then, secondly, as to the geographic and prepayment characteristics. Any impairment of a grouping is reported as a valuation allowance.

GOODWILL
     Goodwill is the excess of purchase price over identified tangible net assets from business acquisitions. Goodwill is included in other assets and is recorded at cost, less accumulated amortization. Goodwill is amortized over its estimated useful life of 15 years. Goodwill at December 31, 2001 and 2000 totaled $748 thousand and $829 thousand respectively, net of accumulated amortization of $3.38 million and $3.36 million respectively.

TRUST GROUP ASSETS AND INCOME
     Assets held by the Company in a fiduciary or other capacity for its trust customers are not included in the accompanying consolidated financial statements since such items are not assets of the Company. Fee income on fiduciary activities is accrued based on expected fees to be collected from various fiduciary accounts. These fees are primarily based on, among other things, a fixed regular fee, a percentage of assets managed, and a percentage of the earnings on trust assets.

REPURCHASE AGREEMENTS
     Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

STOCK COMPENSATION
     Employee compensation expense under stock option plans is reported only if options are granted below market price at grant date. Pro forma disclosures of net income and earnings per share are shown using the fair value method of Statement of Financial Accounting Standards (SFAS) No. 123 to measure expense.

INCOME TAXES
     Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between the carrying amounts and tax bases of assets and liabilities, computed by using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

FINANCIAL INSTRUMENTS
     Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customers' financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

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

TREASURY STOCK
     Treasury stock is carried at the cost of the shares acquired. The Company periodically reissues these treasury shares for its Dividend Reinvestment Plan. The shares reissued from the treasury stock account are removed at the average cost of the shares. If the treasury stock is issued at a price in excess of the average cost (gain), the excess is recorded as an addition to paid-in capital. If the treasury stock is issued at a price less than the average cost (loss), the deficiency is recorded as a reduction of any paid-in capital related to previous re-issuances or retirements of treasury stock. If the balance in paid-in capital from treasury stock is insufficient to absorb the deficiency, the remainder is recorded as a reduction of retained earnings.

STOCK DIVIDENDS
     Stock dividends are reported by transferring the market value of the shares issued from treasury stock to retained earnings. On November 21, 2001, the Board of Directors declared a 5% stock dividend payable on December 28, 2001, resulting in the issuance of 220,963 shares.

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

DIVIDEND REINVESTMENT PLAN
     The Company maintains a dividend reinvestment plan whereby the Company's shareholders are eligible to acquire new common shares of stock at 100% of the current estimated fair market value in lieu of receiving cash dividends. Shareholders can have all or part of their normal cash dividends reinvested in the Company's stock. During 2001 and 2000, 17,723 and 24,270 shares of stock were allocated under this plan in lieu of cash dividends of $393 thousand and $402 thousand. The Company can either acquire these shares on the open market to fund its obligation, or use shares held as treasury stock. Stock issued from treasury is transferred at the market value of the stock.

LOSS CONTINGENCIES
     Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

RESTRICTIONS ON CASH
     Cash on hand or on deposit with the Federal Reserve Bank of $7.7 million and $6.7 million was required to meet regulatory reserve and clearing requirements at December 31, 2001 and 2000. These balances do not earn interest.

DIVIDEND RESTRICTIONS
     Banking regulations require maintenance of certain capital levels which may limit the amount of dividends paid by the bank subsidiaries to the holding company or the holding company to shareholders. See Note #15 for regulatory capital requirements and dividend restrictions.

FAIR VALUES OF FINANCIAL INSTRUMENTS
     Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed separately. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates. The fair value of estimates of existing on- and off-balance sheet financial instruments does not include the value of anticipated future business or the values of assets and liabilities not considered financial instruments.

NEW ACCOUNTING PRONOUNCEMENTS
     A new accounting standard requires all business combinations to be recorded using the purchase method of accounting for any transaction initiated after June 30, 2001. Under the purchase method, all identifiable tangible and intangible assets and liabilities of the acquired company must be recorded at fair value at date of acquisition, and the excess of cost over fair value of net assets acquired is recorded as goodwill. Identifiable intangible assets must be separated from goodwill. Identifiable intangible assets with finite useful lives will be amortized under the new standard, whereas goodwill, both amounts previously recorded and future amounts purchased, will cease being amortized starting in 2002. Annual impairment testing will be required for goodwill with impairment being recorded if the carrying amount of goodwill exceeds its implied value. Adoption of this standard on January 1, 2002 will result in lower amortization expense of $81 thousand for the year ending December 31, 2002.

RECLASSIFICATIONS
     Certain reclassifications have been made to amounts previously reported to conform with the current financial statement presentation.

3    SECURITIES
--------------------------------------------------------------------------------

     The summary of amortized cost and fair values of securities available-for-sale were as follows:

                                                                           GROSS           GROSS
DECEMBER 31, 2001                                      AMORTIZED        UNREALIZED       UNREALIZED         FAIR
(DOLLARS IN THOUSANDS)                                   COST              GAINS          LOSSES            VALUE
-------------------------------------------------------------------------------------------------------------------

U.S. Treasury                                         $  17,549          $   486         $              $  18,035
Federal agency obligations                               44,031              820            (12)           44,839
Mortgage-backed securities                               11,966              241                           12,207
Obligations of states and
  political subdivisions                                 55,027            1,072            (68)           56,031
Corporate obligations                                    30,076              919                           30,995
Other securities                                          3,136               28           (173)            2,991
                                                      ---------          -------         -------        ---------

                                                      $ 161,785          $ 3,566         $ (253)        $ 165,098
                                                      =========           ======         =======        =========

                                                                           GROSS           GROSS
DECEMBER 31, 2000                                      AMORTIZED        UNREALIZED       UNREALIZED         FAIR
(DOLLARS IN THOUSANDS)                                     COST            GAINS           LOSSES           VALUE
-------------------------------------------------------------------------------------------------------------------

U.S. Treasury                                         $  22,642          $   203         $  (27)        $  22,818
Federal agency obligations                               28,882              315            (51)           29,146
Mortgage-backed securities                                9,344               60            (17)            9,387
Obligations of states and
  political subdivisions                                 39,312              485            (65)           39,732
Corporate obligations                                    34,353              172            (47)           34,478
Other securities                                          2,947               32           (191)            2,788
                                                      ---------          -------         ------         ---------

                                                      $ 137,480          $ 1,267         $ (398)        $ 138,349
                                                      =========           ======         ======         =========

     During 2001, 2000 and 1999, proceeds from the sales of securities available-for-sale were $49 thousand, $7.2 million and $10.2 million with gross gains of $33 thousand, $9 thousand and $54 thousand, there were no losses in 2001, however gross losses of $6 thousand and $3 thousand were included in earnings for 2000 and 1999 respectively.
     The amortized cost and estimated fair value of the securities at December 31, 2001 by contractual maturity are shown below. Expected maturities may differ from the contractual maturities because borrowers may have the right to call or prepay the obligations with or without call or prepayment penalties.


                                                                                         AMORTIZED         FAIR
(DOLLARS IN THOUSANDS)                                                                     COST            VALUE
-------------------------------------------------------------------------------------------------------------------

Due in one year or less                                                                $     31,093    $     31,614
Due after one year through five years                                                        90,206          92,635
Due after five years through ten years                                                       20,603          20,871
Due after ten years                                                                           4,781           4,780
                                                                                       ------------    ------------

                                                                                            146,683         149,900
Mortgage-backed securities                                                                   11,966          12,207
Other securities                                                                              3,136           2,991
                                                                                       ------------    ------------

                                                                                       $    161,785    $    165,098
                                                                                       ============    ============

     Securities were pledged to secure public and trust deposits, securities sold under agreements to repurchase, and for other purposes required or permitted by law. Such pledged securities at December 31, 2001 and 2000 had a carrying amount of $83.2 million and $62.9 million, respectively.

4    LOANS
--------------------------------------------------------------------------------
     The composition of the loan portfolio at December 31 was as follows:

(DOLLARS IN THOUSANDS)                                                                     2001            2000
-------------------------------------------------------------------------------------------------------------------

Commercial                                                                             $    224,743    $    177,741
Real estate                                                                                 103,896         129,092
Consumer installment                                                                         44,544          52,819
Home equity                                                                                  13,758          13,940
Direct lease financing                                                                        1,175           1,869
Other loans                                                                                     201             227
                                                                                       ------------    ------------

   Gross loans                                                                              388,317         375,688
Less:  Net deferred loan fees                                                                  (672)           (622)
       Unearned income on leases                                                               (161)           (226)
                                                                                       -------------   ------------

   Total loans                                                                         $    387,484    $    374,840
                                                                                       ============    ============

     The Banks have granted loans to the officers and directors of the Company and its subsidiaries and their related business interests. The aggregate dollar amount of these loans was $9.6 million and $6.2 million at December 31, 2001 and 2000, respectively. During 2001, $9.8 million of new loans and advancements were made and the repayments on loans to these parties totaled $6.4 million.

     Impaired loans were as follows


(DOLLARS IN THOUSANDS)                                                                     2001           2000
----------------------------------------------------------------------------------------------------------------

Year-end loans with no allocated allowance for loan losses                               $     0         $     0
Year-end loans with allocated allowance for loan losses                                    1,250               0
                                                                                         -------        --------

     Total                                                                               $ 1,250         $     0
                                                                                         =======        ========

Amount of the allowance for loan losses allocated                                        $   452         $     0
                                                                                         =======        ========


(DOLLARS IN THOUSANDS)                                                          2001       2000           1999
---------------------------------------------------------------------------------------------------------------

Average impaired loans during the year                                         $  811    $     0         $     0
Interest income recognized during impairment                                       82          0               0
Cash-basis interest income recognized                                              81          0               0

     Nonperforming loans were as follows:

(DOLLARS IN THOUSANDS)                                                                     2001           2000
-------------------------------------------------------------------------------------------------------------------

Loans past due over 90 days and accruing interest                                         $  217         $   226
Non-accrual loans                                                                            800

5    ALLOWANCE FOR LOAN LOSSES
--------------------------------------------------------------------------------
     A summary of the activity in the allowance for loan losses is as follows:


(DOLLARS IN THOUSANDS)                        2001          2000           1999
--------------------------------------------------------------------------------

Balance at beginning of year                 $5,343        $5,197        $4,916
Loans charged off                              (421)         (234)         (261)
Loan recoveries                                 198           164           362
Provision for loan losses                       701           216           180
                                            -------       -------       -------

Balance at end of year                       $5,821        $5,343        $5,197
                                            =======       =======       =======


6    SERVICING ASSETS
--------------------------------------------------------------------------------
Activity for capitalized mortgage servicing rights was as follows:

(DOLLARS IN THOUSANDS)                                    2001            2000
--------------------------------------------------------------------------------
Servicing rights
  Beginning of year                                         $261           $
  Additions                                                  320            261
  Amortized to expense                                        56              0
                                                            ----           ----
  End of year                                               $525           $261
                                                            ====           ====


7    PREMISES AND EQUIPMENT
--------------------------------------------------------------------------------
     A summary of the premises and equipment balances at December 31 was as follows:

(DOLLARS IN THOUSANDS)                                    2001            2000
--------------------------------------------------------------------------------
Land                                                   $  2,571        $  2,466
Premises and leasehold improvements                      10,412           9,961
Furniture and equipment                                   8,829           8,248
                                                       --------        --------

                                                         21,812          20,675
Less accumulated depreciation                           (11,999)        (11,055)
                                                       --------        --------

Balance at end of year                                 $  9,813        $  9,620
                                                       ========        ========

     Depreciation expense was $992 thousand in 2001, $1.08 million in 2000, and $1.01 million in 1999.


8    DEPOSITS
--------------------------------------------------------------------------------
     Time certificates of deposit with a balance of $100,000 or more were $46.1 million and $31.0 million at December 31, 2001 and 2000 respectively. Interest expense on these deposits was $1.60 million, $1.61 million and $1.37 million for 2001, 2000, and 1999, respectively.
     At year-end 2001, stated maturities on time certificates of deposit were as follows:

(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------
2002                                                         $  110,411
2003                                                             51,229
2004                                                             22,364

2005                                                              8,757
2006                                                              2,929
                                                              ---------

                                                             $  195,690
                                                             ==========

9    BORROWINGS
--------------------------------------------------------------------------------

     Short-term borrowings consist of securities sold under agreements to repurchase, which are financing arrangements. Physical control is maintained for all securities sold under agreements to repurchase. Securities sold under agreements to repurchase totaled $33.6 million and $30.5 million, at December 31, 2001 and 2000, respectively.

     Information concerning securities sold under agreements to repurchase was as follows:


(DOLLARS IN THOUSANDS)                                                                  2001         2000
-------------------------------------------------------------------------------------------------------------

Average month-end balance during the year                                              $  29,959    $  27,073
Average interest rate during the year                                                       3.37%        5.32%
Maximum month-end balance during the year                                              $  33,635    $  32,057

     Securities underlying these agreements at year-end were as follows:


(DOLLARS IN THOUSANDS)                                                                  2001         2000
-------------------------------------------------------------------------------------------------------------

Amortized cost of securities                                                           $  37,921    $  35,587
Fair value of securities                                                                  38,979       35,831

     Included in Federal Home Loan Bank advances and other borrowed funds are fixed rate advances from the Federal Home Loan Bank (FHLB) of Cincinnati, as well as an assumption of debt due on the purchase of land. Principal balances on the FHLB advances at December 31, 2001, and 2000 were $6.8 million and $4.5 million. Interest expense on these borrowings for the years ending December 31, 2001 and 2000 was $289 thousand and $320 thousand. The weighted average interest rate on these advances is 5.01% and 6.53%. These advances were collateralized by $8.5 million and $6.1 million of WCNB's one-to-four family residential real estate loans and FHLB stock of $1.5 million and $1.4 million at December 31, 2001 and 2000. The principal balance on other borrowed funds was $112 thousand and $126 thousand at December 31, 2001 and 2000.
     The principal repayments due on these borrowings were as follows at December 31, 2001:

(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

2002                                                   $ 5,499
2003                                                     1,316
2004                                                        17
2005                                                        19
2006                                                        20
Thereafter                                                  25
                                                       -------

                                                       $ 6,896
                                                       =======

10   DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
--------------------------------------------------------------------------------
     The estimated fair value approximates carrying value for all financial instruments except those described below:

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

COMMITMENTS TO EXTEND CREDIT AND STANDBY LETTERS OF CREDIT
     The fair value of off-balance sheet loan commitments is considered nominal.

     The estimated fair values of the Company's financial instruments were as follows:

                                                                   2001                            2000
-------------------------------------------------------------------------------------------------------------------
                                                                         ESTIMATED                       ESTIMATED
                                                         CARRYING          FAIR          CARRYING          FAIR
(DOLLARS IN THOUSANDS)                                    AMOUNT           VALUE          AMOUNT           VALUE
-------------------------------------------------------------------------------------------------------------------

FINANCIAL ASSETS:
  Cash and cash equivalents                           $     32,713     $     32,713    $     43,844    $     43,844
  Securities available-for-sale                            165,098          165,098         138,349         138,349
  Loans held-for-sale                                       11,881           11,881
  Net loans, excluding leases                              387,142          391,541         367,904         367,931
  Accrued interest receivable                                4,247            4,247           4,485           4,485

FINANCIAL LIABILITIES:
  Deposits                                                (501,576)        (505,804)       (471,578)       (472,043)
  Short-term borrowings                                    (33,635)         (33,635)        (30,540)        (30,540)
  Federal Home Loan Bank advances
    and other borrowed funds                                (6,896)          (7,064)         (4,640)         (4,656)
ESOP loan                                                   (1,800)          (1,890)           (200)           (200)
Accrued interest payable                                    (1,530)          (1,530)         (1,729)         (1,729)


11   EMPLOYEE BENEFIT PLANS
--------------------------------------------------------------------------------

     The Company sponsors a non-contributory Employee Stock Ownership Plan
(ESOP), and a 401(k) plan, in which all salaried employees with one year or more of service participate. Discretionary contributions to the ESOP are made by the Company's subsidiaries. For the years presented contributions were made in an amount equal to 6% of the aggregate compensation paid in each year to all eligible participants. The 401(k) is funded through a salary reduction program, as well as a matching portion funded by the respective subsidiaries. The plan policy allows the Company to match up to 50% of the employee's contribution, up to the first 6%. The ESOP has received a favorable determination letter from the Internal Revenue Service on the qualified status of the ESOP under applicable provisions of the Internal Revenue Code. Actual contributions paid to the plans, by the Company, for the three years ending December 31, were as follows:

(DOLLARS IN THOUSANDS)                            2001         2000         1999
--------------------------------------------------------------------------------

401(k)                                            $143         $134         $131
ESOP                                               368          361          329
                                              --------      -------      -------

                                                  $511         $495         $460
                                              ========      =======      =======

     In April 1998 and again in February 2001, the ESOP borrowed funds from an unrelated financial institution to acquire common shares of the Company. The loan is secured by the shares purchased with the proceeds, and will be repaid from discretionary contributions to the ESOP and earnings on the ESOP assets. The current loan is also guaranteed by WBC. The shares purchased with the loan proceeds are held in a suspense account for allocation among participants as the loan is repaid. As payments are made and shares are released from the suspense account, such shares will be validly issued, fully paid and nonassessable. At December 31, 2001 and 2000 the loan balance was $1.8 million and $200 thousand, respectively.

     As shares are committed to be released for allocation, the Company reports compensation expense equal to the current market price of the shares, and shares become outstanding for earnings per share computations. Dividends on allocated shares are recorded as a reduction of retained earnings; dividends on unallocated shares are recorded as a reduction of debt and accrued interest. ESOP compensation expense related to leveraged shares was $157 thousand in 2001, $84 thousand in 2000 and $146 thousand in 1999. The ESOP shares as of December 31, 2001 and 2000 were as follows.

                                                        2001          2000
------------------------------------------------------------------------------

Allocated shares                                         165,068       150,800
Shares committed to be released for allocation             6,783        13,637
Unreleased shares                                         74,609             0
                                                    ------------    ----------

                                                         246,460       164,437
                                                    ============    ==========
Fair value of unreleased shares                     $  1,641,000             0
                                                    ============    ==========

     The Company established an incentive stock option plan in 1999 that covers directors and certain officers of the Company. Under this plan, options to purchase stock have been granted to these directors and officers. This plan provides for the issue of up to 525,000 options. Exercise price is the market price at the date of grant. The maximum option term is ten years, options issued to directors are vested immediately, while options issued to certain officers vest over a three year period. In the event, however, of a change in control, options issued to these officers become fully vested and exercisable immediately.

     A summary of the activity in the plan is as follows:

                                                   2001                     2000                      1999
-------------------------------------------------------------------------------------------------------------------
                                                          WEIGHTED                WEIGHTED                WEIGHTED
                                                           AVERAGE                 AVERAGE                 AVERAGE
                                                          EXERCISE                EXERCISE                EXERCISE
                                               SHARES       PRICE      SHARES       PRICE      SHARES       PRICE
-------------------------------------------------------------------------------------------------------------------

Outstanding at beginning of year                79,695    $  25.56      54,705    $  30.08            0   $   0.00
Granted                                         57,400       21.00      24,990       15.67       54,705      30.08
Exercised                                            0        0.00           0        0.00            0       0.00
Forfeited                                       (3,990)      32.86           0        0.00            0       0.00
                                             ---------    --------    --------    --------    ---------   --------

Outstanding at end of year                     133,105    $  23.37      79,695    $  25.56       54,705   $  30.08
                                             =========    ========    ========    ========    =========   ========

Options exercisable at year-end                 81,820    $  25.61      42,840    $  27.61       21,420   $  29.29

Remaining options available for grant          391,895                 445,305                  470,295

     Options outstanding at year-end 2001 were as follows:

                                                                       WEIGHTED
                                                                        AVERAGE
                                                                       REMAINING
          EXERCISE                       NUMBER                       CONTRACTUAL                      NUMBER
            PRICE                      OUTSTANDING                       LIFE                        EXERCISABLE
-------------------------------------------------------------------------------------------------------------------

         $   14.76                         15,540                        9 years                             0
             17.14                          9,450                        9 years                         9,450
             21.00                         57,400                       10 years                        31,000
             24.76                         18,795                        8 years                         9,450
             32.86                         31,920                        7 years                        31,920
         ---------                      ---------                       --------                     ---------

         $   23.37                        133,105                        8.8 years                      81,820
         =========                      =========                       ==========                   =========

     The following table presents the fair value of options granted using the Black-Scholes option pricing model along with the assumptions used in the computation.

                                                        RISK FREE                                     EXPECTED
                                       FAIR VALUE       INTEREST       EXPECTED       EXPECTED       STOCK PRICE
DATE OF GRANT                          OF OPTIONS         RATE           LIFE         DIVIDENDS      VOLATILITY
-------------------------------------------------------------------------------------------------------------------

January 6, 1999                         $   9.72          4.59%         7.5 years       2.00%           25.21%
December 31, 1999                           7.21          5.73          7.5 years       2.50            23.89
December 13, 2000                           3.60          5.33          7.5 years       4.13            28.15
December 20, 2000                           3.26          5.13          7.5 years       4.00            28.15
December 15, 2001                           6.20          5.01          7.5 years       3.08            30.37


     The following pro forma information presents net income and earnings per share had SFAS No. 123 fair value method been used to measure compensation cost for stock options. No compensation expense was recognized for the years ended December 31, 2001, 2000 and 1999.

(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)         2001         2000         1999
------------------------------------------------------------------------------------

Net income as reported                           $   8,643    $   8,125    $   7,855
Pro forma net income                                 8,373        7,978        7,670
Basic earnings per common share as report             1.83         1.69         1.61
Pro forma basis earnings per common share             1.77         1.66         1.57
Diluted earnings per common share as reported         1.83         1.69         1.61
Pro forma diluted earnings per common share           1.77         1.66         1.57


12   OTHER OPERATING EXPENSES
--------------------------------------------------------------------------------
     Other operating expenses include the following major categories of expense:

(DOLLARS IN THOUSANDS)                              2001         2000         1999
------------------------------------------------------------------------------------

Data processing                                  $     910    $     729    $   1,093
Franchise taxes                                        628          551          641
Intangible amortization                                 81          335          317
Other operating                                      3,523        2,938        2,862
                                              ------------ ------------ ------------

                                                 $   5,142    $   4,553    $   4,913
                                              ============ ============ ============

13   INCOME TAXES
--------------------------------------------------------------------------------

     Income tax expense and related balance sheet accounts were as follows:

(DOLLARS IN THOUSANDS)                              2001         2000         1999
------------------------------------------------------------------------------------

Federal current                                  $   3,878    $   3,651    $   3,308
Federal deferred (benefit)                            (247)        (253)          (5)
                                             ------------- ------------ ------------

                                                 $   3,631    $   3,398    $   3,303
                                              ============ ============ ============

The sources of gross deferred tax assets and gross deferred tax liabilities at December 31, were as follows:


(DOLLARS IN THOUSANDS)                                  2001        2000        1999
--------------------------------------------------------------------------------------

ITEMS GIVING RISE TO DEFERRED TAX ASSETS:
Allowance for loan losses in excess of tax reserves    $ 1,979     $ 1,531     $ 1,282
Employee benefits                                          312         266         373
Intangible assets                                          127         155         164
Unrealized loss on securities available-for-sale                                   458
Other                                                        3           5           2
                                                  ------------     -------     -------

                                                         2,421       1,957       2,279

ITEMS GIVING RISE TO DEFERRED TAX LIABILITIES:
Depreciation                                              (145)       (164)       (189)
FHLB stock dividend                                       (234)       (187)       (140)
Leases                                                     (89)       (193)       (394)
Unrealized gain on securities available-for-sale        (1,126)       (296)
Loan servicing                                            (179)
Other                                                     (230)       (116)        (54)
                                                  ------------     -------     -------

                                                        (2,003)       (956)       (777)
                                                  ------------     -------     -------

Net deferred tax assets                                $   418     $ 1,001     $ 1,502
                                                  ============     =======     =======

     The Company has sufficient taxes paid in prior years to support recording these deferred tax assets without a valuation allowance.

     The reasons for the differences between income tax expense and the amount computed by applying the statutory federal income tax rates of 34% and 35% for the three years presented are as follows:


(DOLLARS IN THOUSANDS)                             2001         2000         1999
-----------------------------------------------------------------------------------

Tax at federal statutory rate                     $ 4,196      $ 3,933      $ 3,794
Effect of tax-exempt income                          (482)        (465)        (447)
Effect of non-deductible goodwill amortization         29           67           61
Other                                                (112)        (137)        (105)
                                                ---------    ---------     --------

                                                  $ 3,631      $ 3,398      $ 3,303
                                                =========    =========     ========

Effective tax rate                                  29.58%       29.49%       29.60%
                                                =========    =========     ========


14   COMMITMENTS AND CONTINGENCIES
--------------------------------------------------------------------------------

     Some financial instruments, such as loan commitments, credit lines, letters of credit and overdraft protection, are issued to meet customers financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including collateral at exercise of the commitment.

     The contractual amounts of financial instruments with off-balance-sheet risk were as follows at year end.

(DOLLARS IN THOUSANDS)                                 2001             2000
------------------------------------------------------------------------------
Commitments to extend credit                          $ 9,755          $32,207
Unused lines of credit                                 73,060           63,775
Standby letters of credit                               1,513            1,156


     Commitments to make loans are generally made for 60 days or less. Included in commitments to extend credit at December 31, 2001 and 2000, were $10.3 million and $16.2 million in fixed rate loans with interest rates ranging from 6.0% to 7.5% in 2001, and 9.5% to 11.0% in 2000. Maturities range from 3 to 15 years for both 2001 and 2000.

     The Company has entered into employment agreements with certain officers of the Company and its affiliates. The term of the agreements are ten years. The employment agreements provide that in the event of a "change in control" of Wayne Bancorp, Inc., the officers would be entitled to benefits under the agreement.


15   REGULATORY MATTERS
--------------------------------------------------------------------------------

     Dividends are paid by the Company from its assets which are mainly provided by dividends from its subsidiaries. However, certain restrictions exist in regard to the ability to transfer funds to the Company in the form of dividends. The approval of the Comptroller of the Currency, for WCNB, and the Federal Reserve Board, for CVB, is required in order to pay dividends in excess of earnings retained in the current year plus retained earnings from the preceding two years. At year-end 2001, the amount of retained earnings available for dividends without this approval is $4.8 million for WCNB and $1.9 million for CVB.

     The Company and its subsidiaries are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements. The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration is required. The minimum requirements are:

                                     CAPITAL TO RISK-       TIER 1 CAPITAL TO
                                      WEIGHTED ASSETS        AVERAGE ASSETS
--------------------------------------------------------------------------------
                                     TOTAL     TIER 1
--------------------------------------------------------------------------------

Well capitalized                      10%        6%                5%
Adequately capitalized                 8         4                 4
Undercapitalized                       6         3                 3

     At year-end, consolidated and Bank only actual capital levels and minimum required levels were as follows:


                                                                                                    TO BE WELL
                                                                            FOR CAPITAL          CAPITALIZED UNDER
                                                                             ADEQUACY            PROMPT CORRECTIVE
(DOLLARS IN THOUSANDS)                               ACTUAL                  PURPOSES            ACTION PROVISIONS
----------------------------------------------------------------------------------------------------------------------
                                               AMOUNT       RATIO      AMOUNT       RATIO      AMOUNT       RATIO
-------------------------------------------------------------------------------------------------------------------

AS OF DECEMBER 31, 2001:
TOTAL CAPITAL (TO RISK WEIGHTED ASSETS)
  Consolidated                               $  64,077      15.4%     $ 33,293       8.0%     $  41,617     10.0%
  WCNB                                          47,584      15.0        25,351       8.0         31,688     10.0
  CVB                                           13,801      13.9         7,970       8.0          9,962     10.0

TIER 1 CAPITAL (TO RISK WEIGHTED ASSETS)
  Consolidated                               $  58,867      14.2%     $ 16,647       4.0%     $  24,970      6.0%
  WCNB                                          39,868      12.6        12,675       4.0         19,013      6.0
  CVB                                           12,553      12.6         3,985       4.0          5,977      6.0

TIER 1 CAPITAL (TO AVERAGE ASSETS)
  Consolidated                               $  58,867       9.8%     $ 23,976       4.0%     $  29,970      5.0%
  WCNB                                          39,868       9.2        17,337       4.0         21,671      5.0
  CVB                                           12,553       7.5         6,700       4.0          8,375      5.0

AS OF DECEMBER 31, 2000
TOTAL CAPITAL (TO RISK WEIGHTED ASSETS)
  Consolidated                               $  63,308      16.4%     $ 30,827       8.0%     $  38,534     10.0%
  WCNB                                          47,399      15.8        23,940       8.0         29,925     10.0
  CVB                                           12,240      13.2         7,396       8.0          9,245     10.0

TIER 1 CAPITAL (TO RISK WEIGHTED ASSETS)
  Consolidated                               $  58,485      15.2%     $ 15,413       4.0%     $  23,120      6.0%
  WCNB                                          36,156      12.1        11,970       4.0         17,955      6.0
  CVB                                           11,082      12.0         3,698       4.0          5,547      6.0


TIER 1 CAPITAL (TO AVERAGE ASSETS)
  Consolidated                               $  58,485      10.5%     $ 22,344       4.0%     $  27,930      5.0%
  WCNB                                          36,156       8.8        16,446       4.0         20,557      5.0
  CVB                                           11,082       7.3         6,055       4.0          7,569      5.0

     At year-end 2001 and 2000, the Company and subsidiaries were categorized as well capitalized. Management is not aware of any conditions subsequent to year-end that would change the Company's or the Banks' capital category.


16   WAYNE BANCORP, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION
--------------------------------------------------------------------------------

BALANCE SHEETS

                                                                                        YEARS ENDED DECEMBER 31,
(DOLLARS IN THOUSANDS)                                                                     2001            2000
-------------------------------------------------------------------------------------------------------------------

ASSETS
  Cash                                                                                 $      1,975    $      2,104
  Securities available-for-sale                                                                 734             664
  Subordinated note from subsidiary                                                           3,750           7,500
  Investment in subsidiaries                                                                 56,713          49,551
  Other assets                                                                                  989             442
                                                                                       ------------    ------------

TOTAL ASSETS                                                                           $     64,161    $     60,261
                                                                                       ============    ============

LIABILITIES                                                                            $      2,360    $        375

SHAREHOLDERS' EQUITY                                                                         61,801          59,886
                                                                                       ------------    ------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                             $     64,161    $     60,261
                                                                                       ============    ============

STATEMENTS OF INCOME

                                                                                 YEARS ENDED DECEMBER 31,
(DOLLARS IN THOUSANDS)                                                     2001            2000            1999
-------------------------------------------------------------------------------------------------------------------

Dividends from subsidiaries                                            $      3,107    $      2,942    $     11,087
Other income                                                                    394             599             632
                                                                       ------------    ------------    ------------

                                                                              3,501           3,541          11,719
Other expenses                                                                  608             190             286
                                                                       ------------    ------------    ------------

Income before income taxes and equity
  in undistributed earnings of subsidiaries                                   2,893           3,351          11,433
Federal income tax (benefit)                                                   (192)            (61)            (94)
                                                                       ------------    ------------    ------------
                                                                              3,085           3,412          11,527
Equity in undistributed earnings (distributions
  in excess of earnings) of subsidiaries                                      5,558           4,713          (3,672)
                                                                       ------------    ------------    ------------

Net income                                                             $      8,643    $      8,125    $      7,855
                                                                       ============    ============    ============


STATEMENTS OF CASH FLOWS

                                                                                 YEARS ENDED DECEMBER 31,
(DOLLARS IN THOUSANDS)                                                     2001            2000            1999
-------------------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
  Net income                                                           $      8,643    $      8,125    $      7,855
  Adjustments to reconcile net income to net
    cash provided by operating activities
     (equity in undistributed earnings) distributions
       in excess of earnings of subsidiaries                                 (5,558)         (4,713)          3,672
     Other, net                                                                (133)           (266)            (75)
                                                                       ------------    ------------    ------------
  Net cash from operating activities                                          2,952           3,146          11,452

INVESTING ACTIVITIES
  Purchase of securities available-for-sale                                     (96)             (8)            (24)
  Proceeds from sales and maturities of
    securities available-for-sale                                                49              69             200
  Capitalization of MidOhio Data, Inc.                                                                         (850)
  Proceeds from repayment of subordinated
    note from subsidiary                                                      3,750           2,500
                                                                       ------------    ------------    ------------
  Net cash from investing activities                                          3,703           2,561            (674)

FINANCING ACTIVITIES
  Net change in short-term borrowings                                                          (605)            605
  Cash dividends paid                                                        (2,657)         (2,540)         (2,398)
  Cash paid in lieu of fractional shares on
     5% stock dividend                                                          (14)
  Treasury stock purchased, net                                              (4,113)           (491)         (8,976)
                                                                       ------------    ------------    ------------
  Net cash from financing activities                                         (6,784)         (3,636)        (10,769)
                                                                       ------------    ------------    ------------
  Net change in cash                                                           (129)          2,071               9
  Cash at beginning of year                                                   2,104              33              24
                                                                       ------------    ------------    ------------
  Cash at end of year                                                  $      1,975    $      2,104    $         33
                                                                       ============    ============    ============

17   EARNINGS PER COMMON SHARE
--------------------------------------------------------------------------------

     The factors used in the earnings per common share computations were as follows:


(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)                2001            2000            1999
----------------------------------------------------------------------------------------------------

BASIC
  Net income                                             $     8,643     $     8,125     $     7,855
                                                        ------------    ------------    ------------

  Weighted average common shares outstanding               4,782,252       4,819,329       4,887,118
  Less:  average unallocated ESOP shares                     (58,513)         (2,969)         (7,743)
                                                        ------------    ------------    ------------

  Average shares                                           4,723,739       4,816,360       4,879,375
                                                        ============    ============    ============

  Basic earnings per common share                        $      1.83     $      1.69     $      1.61
                                                        ============    ============     ===========

DILUTED
  Net income                                             $     8,643     $     8,125     $     7,855
                                                        ------------    ------------    ------------

  Weighted average common shares outstanding
    for basic earnings per common share                    4,723,739       4,816,360       4,879,375
  Add:  diluted effects of assumed exercises
          of stock options                                     4,802             105
                                                        ------------    ------------    ------------

  Average shares and dilutive potential common shares      4,728,541       4,816,465       4,879,375
                                                        ============    ============     ===========

  Diluted earnings per common share                      $      1.83     $      1.69     $      1.61
                                                        ============    ============     ===========

     Stock options for 50,715, 64,155 and 54,705 shares of common stock were not considered in computing diluted earnings per common share for 2001, 2000 and 1999 because they were antidilutive.


18   QUARTERLY FINANCIAL DATA (UNAUDITED)

-------------------------------------------------------------------------------------------------------------------

                                                                         NET                      NET EARNINGS
                                                          INTEREST    INTEREST       NET            PER SHARE
(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)               INCOME      INCOME      INCOME       BASIC      DILUTED
------------------------------------------------------------------------------------------------------------------

2001
  First Quarter                                           $ 10,388    $  5,732    $  1,922    $    0.40   $   0.40
  Second Quarter                                            10,300       5,981       2,143         0.45       0.45
  Third Quarter                                             10,235       6,095       2,212         0.47       0.47
  Fourth Quarter                                            10,172       6,616       2,366         0.51       0.51

2000
  First Quarter                                           $  9,731    $  5,383    $  1,800    $    0.37   $   0.37
  Second Quarter                                            10,270       5,599       2,004         0.42       0.42
  Third Quarter                                             10,612       5,629       2,012         0.42       0.42
  Fourth Quarter                                            10,891       5,882       2,309         0.48       0.48

MANAGEMENT DISCUSSION AND ANALYSIS

INTRODUCTION

     The following commentary represents Management's discussion and analysis of the Company's financial condition and results of operations. This review highlights the principle factors affecting earnings during 2001, 2000 and 1999 and significant changes in the consolidated balance sheets for the years ending December 31, 2001 and 2000. Financial information for prior years is presented when appropriate. The objective of this financial review is to enhance the reader's understanding of the accompanying financial statements and related information of the Company. This review should be read in conjunction with the audited consolidated financial statements, footnotes, financial ratios and statistics and other information contained in this report, and the Company's 10-K. Where applicable, Management's insights of known events and trends are discussed that have or may reasonably be expected to have a material effect on the Company's operations and financial condition.

     Wayne Bancorp, Inc. is a locally managed and operated multi-bank holding company whose bank subsidiaries include Wayne County National Bank (WCNB) and Chippewa Valley Bank (CVB). The Company also operates two non-bank subsidiaries, MidOhio Data, Inc. (MID), a data processing company that performs proof operations for WCNB, and Chippewa Valley Title Agency, Inc. (CVT), a wholly-owned subsidiary of WCNB, that performs activities relating to title insurance for the bank subsidiaries. These entities are collectively referred to as the "Company." The Company provides banking and financial related services to individual and commercial customers in Wayne, Holmes, Medina and Stark counties. The Company's deposits are insured by the Federal Deposit Insurance Corporation, and both bank subsidiaries are members of the Federal Reserve System. WCNB is subject to supervision, examination and regulation by the Comptroller of the Currency, and CVB is subject to supervision, examination and regulation by the Federal Reserve Board and the Ohio Division of Financial Institutions. The Company and MID are subject to supervision, examination and regulation by the Federal Reserve Board.

FORWARD-LOOKING STATEMENTS

     When used in this document, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "projected" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area and competition that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. Factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any statements expressed with respect to future periods.

     The Company does not undertake, and specifically disclaims any obligation, to publicly revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

TABLE I: FINANCIAL RATIOS FOR FIVE YEARS

                                                   2001          2000           1999          1998          1997
-------------------------------------------------------------------------------------------------------------------

RATE OF RETURN ON:
  Average assets                                    1.50%         1.47%          1.47%         1.44%         1.19%
  Average equity                                   14.10         14.55          14.44         12.60         10.69
  Beginning equity                                 14.43         15.26          13.30         13.10         11.09

AS A PERCENT OF AVERAGE ASSETS:
  Net interest income                               4.24%         4.06%          4.07%         4.21%         4.32%
  Non-interest income                               0.85          0.76           0.75          0.74          0.75
  Provision for loan losses                         0.12          0.04           0.03          0.05          0.19
  Non-interest expense                              2.83          2.74           2.71          2.91          3.08
  Dividends as a percent of net income             35.95         36.21          35.58         31.95         31.38


OTHER
  Average loans to average deposits                84.08%        81.87%         76.88%        77.31%        78.71%
  Net loan charge-offs (recoveries)
    to average loans                                0.06          0.02          (0.03)         0.08          0.08
  Allowance to year-end net loans                   1.50          1.43           1.46          1.51          1.52
  Average shareholders' equity
    to average assets                              10.64         10.08          10.18         11.39         11.13

CHANGES IN AVERAGE BALANCES:
  Total assets                                      3.93%         3.76%          4.86%         5.91%         5.81%
  Shareholders' equity                              9.76          2.66          (6.28)         8.45          9.66
  Loans                                             5.33         11.18           7.32          3.30         10.58
  Deposits                                          2.56          4.41           7.92          7.92          4.01


RESULTS OF OPERATIONS

     The Company's net income for 2001was $8.64 million, which is an increase of $518 thousand, or 6.4% over 2000 net income of $8.13 million, which increased $270 thousand, or 3.4% from net income of $7.86 million in 1999. Net income per share, basic and diluted, was $1.83 in 2001, compared to $1.69 in 2000 and $1.61 in 1999.

     Return on average assets for 2001 was 1.50% compared to 1.47% for 2000 and 1999, while return on average equity was 14.10% in 2001, compared to 14.55% in 2000 and 14.44% in 1999.

NET INTEREST INCOME

     Net interest income, the primary source of earnings for the Company, is the difference between interest and fee income generated on earning assets and the interest expense on deposits and borrowed funds. Net interest income is affected by changes in interest rates, the volume and composition of earning assets and paying liabilities, as well as the balances in non-interest bearing deposit accounts.

     Total interest and fee income for 2001 was $41.1 million, which decreased $400 thousand, or .9% from the $41.5 million earned in 2000, which increased $3.7 million, or 9.7% over the $37.8 million earned in 1999. The most significant impact on the Company's interest income for all years presented is the changes in the prime rate of interest and an increase in earning assets. Due to economic weakness and recession concerns, the Federal Open Market Committee
(FOMC) lowered the target federal funds rate 475 basis points through a series of 11 rate cuts during 2001. This is in contrast to what happened in 2000 and 1999 when the FOMC increased rates by 100 basis points and 75 basis points respectively. As the prime rate of interest tends to change with the federal funds rate, the prime rate experienced similar movements. Despite these changes in the prime rate, the Company experienced strong growth in the commercial loan area. However, since many of these loans are tied to the prime rate, the interest earned on these loans will fluctuate with changes in the prime rate. During 2001, the Company experienced an increase in earning assets of $32.8 million, which comprised an increase in loans of $24.5 million and an increase in securities and federal funds sold of $8.2 million. During 2000, earning assets increased by $25.4 million, consisting of an $18.3 million increase in loans and an increase in securities and federal funds sold of $7.1 million. These changes in the composition of earning assets, with respect to loan balances, are largely effected by loan demand and market conditions, which can be impacted by a variety of factors, including interest rates, economic forecasts and the global economy. The tax equivalent yield on average earning assets for 2001 was 7.73% compared to 8.13% in 2000 and 7.68% in 1999. The decrease in yield for 2001 is primarily due to the FOMC lowering the "benchmark" federal funds rate by 475 basis points during the year.

         Total interest expense for 2001 was $16.7 million, which decreased $2.3 million, or 12.3% from interest expense of $19.0 million in 2000, which increased $3.0 million, or 18.5% from interest expense of $16.0 million in 1999. The cost of funds on average interest bearing deposits and borrowed funds was 3.77% at December 31, 2001, compared to 4.44% at December 31, 2000 and 3.89% at December 31, 1999. Total interest bearing liabilities at December 31, 2001 were $471.6 million, which increased $33.6 million from $438.0 million in 2000, which increased $15.5 million from $422.5 million in 1999. The decrease in the cost of funds in 2001 is a result of the Company lowering rates on deposits in order to maintain a strong net interest margin in response to the falling rate environment.

     The Company's Asset/Liability Committee monitors the maturity structure and rates of all interest earning assets and interest bearing liabilities to maintain stability in the net interest income. Like many banks, the Company operates with a negative one-year GAP position, where interest bearing liabilities subject to repricing exceed interest bearing assets subject to repricing within the one-year period. Due to the declining rate environment during 2001, and the negative one-year GAP position, the Company experienced an increase in the net interest spread, which is the difference between rates earned on assets and the rates paid on deposits and borrowed funds, from 3.69% in 2000 to 3.96% in 2001. The Company anticipates that in 2002 the FOMC will adopt a "tightening" stance and begin raising rates as the economy rebounds from the current recession. Due to the Company's negative one-year GAP position, a rising interest rate environment will generally have a negative impact on net interest income. However, a significant amount of liabilities subject to repricing in one year or less are savings and interest bearing checking accounts that have no stated maturity or contractual interest rate levels. Therefore, Management has some ability to control rate increases on these deposit products based on loan demand and funding needs.

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

     To ensure and monitor loan quality, the Company has an internal loan review function, where loans are systematically reviewed, and graded, if necessary. The review process encompasses commercial loans with balances exceeding a fixed dollar amount, however all loans are subject to review and grading at any time. Loans reviewed for borrowers who exhibit declining financial performance or who have experienced payment delays are generally assigned grades of watch, substandard, doubtful or loss, depending on the degree of financial distress. Regulatory examiners also may review selected loans and assign similar grades. The graded loans are placed on a watch list and monitored by the Board of Directors and Loan Committee on a regular basis. In addition to the above review process, the Company also reviews and monitors past due loans and charge-offs on a monthly basis, that primarily consist of smaller dollar loans as found in the residential real estate and installment loan portfolios.

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

     At December 31, 2001, the allowance for loan losses was $5.82 million, or 1.50% of total net loans compared to $5.34 million, or 1.43% at December 31, 2000. During 2001, the Company experienced net charge-offs of $223 thousand, while in 2000 the Company had net charge-offs of $70 thousand.

     At December 31, 2001, the Company had loans that were past due 90 days or more and still accruing interest of $217 thousand, or .05% of total loans compared to $226 thousand or .06% at December 31, 2000. At December 31, 2001 the Company had $800 thousand of loans classified as non-accrual, while in 2000 there were no loans classified as non-accrual.

     The provision for loan losses charged to operations was $701 thousand in 2001 compared to $216 thousand in 2000, and $180 thousand in 1999. The increase in 2001 over 2000 was primarily in response to continued economic weakness, the increase in loans graded watch or below, an increase in the overall loan portfolio of $12.6 million and a shift in the portfolio composition to more commercial loans which increased by $47.0 million or 26.44% during 2001. The increase in 2000 over 1999 was due to a recovery received by CVB during 1999, which alleviated its need to record a provision in 1999. Management anticipates that based on current economic conditions that the provision charged to operations in 2002 will not change significantly from the 2001 provision.

NON-INTEREST INCOME

      Non-interest income of the Company consists of fees generated for providing banking related services to our customers. This income is derived from several components, including service charges and fees on deposits, income for Investment and Trust Services, and other non-interest income. Included in other non-interest income are $122 thousand in commissions from CVT, a wholly-owned subsidiary of WCNB, that performs services related to title insurance. CVT was acquired on March 31, 2001, and generated a partial year of revenue for the Company. The Company anticipates that in 2002 commissions will increase due to a full year of operations. In 2001, total non-interest income was $4.87 million compared to $4.20 million in 2000, and $4.03 million in 1999.

      Service charges and fees on deposits in 2001 were $2.12 million, which increased $316 thousand, or 14.9% from $1.81 million in 2000, which increased $68 thousand, or 3.9% from $1.74 million in 1999. The increase in 2001 is partially due to fee adjustments made during the third quarter of 2000. Management monitors our market area to ensure that the fees charged on these deposit accounts are competitive, and also reviews the costs associated with offering these accounts when determining the fee to charge the customer. The increase in fees is also attributable to the Company implementing its online banking product in 2001, which allows customers to check balances, transfer funds and pay bills from a personal computer.

     Investment and Trust Services income for 2001 was $1.50 million, which is an increase of $26 thousand, or 1.7% from 2000 income of $1.48 million, which decreased $30 thousand, or 1.9% from income of $1.51 million in 1999. The increase in Trust income for 2001 is primarily due to changes in the fee structure as well as an increase in assets under management. Also during 2001, the Retirement Services area was enhanced to include additional product offerings and service via the Internet. These changes are expected to increase profitability for the Company as well as enhance customer service. The decrease in 2000 was due to economic concerns that led to a decline in the equity markets during the year, which negatively impacted Trust earnings. The fair-market value of Trust assets at December 31, 2001 was $315 million compared to $312 million and $321 million for December 31, 2000 and 1999 respectively.

     Other non-interest income was $1.24 million in 2001, which increased $331 thousand, or 26.6% from $912 thousand in 2000, which increased $123 thousand or 15.6% from $789 thousand in 1999. The increase in 2001 over 2000 is primarily due to income generated from the sale of mortgage loans into the secondary market, which includes a net gain of $181 thousand and a mortgage servicing asset of $320 thousand, while in 2000 the Company recorded a net loss of $165 thousand and mortgage servicing asset of $260 thousand. In addition, in 2001, the Company recorded net gains on the sale of securities of $33 thousand, which is a $30 thousand increase over net gains of $3 thousand in 2000. These increases were offset by a $45 thousand decline in fees from discount brokerage and $79 thousand less in subsidiary income. The increase in 2000 compared to 1999 was partially due to income from the loan sale of $95 thousand, which increased $65 thousand from the $30 thousand recorded in 1999. In addition, income from Wayne National, a previous inactive subsidiary of WCNB, increased by $117 thousand due to the dissolution of a leasing partnership, in which Wayne National was a partner. These increases were offset by decreases in mortgage loan servicing fees and fees from discount brokerage of $14 thousand and $9 thousand respectively. Further, in 2000, the Company realized a net gain on the sale of securities of $3 thousand compared to a net gain of $51 thousand in 1999, which is a decrease of $48 thousand.

NON-INTEREST EXPENSE

     Non-interest expenses are comprised of salaries and employee benefits, occupancy and equipment, and other operating expenses. Total non-interest expense was $16.32 million in 2001, which increased $1.37 million, or 8.4% from $14.95 million in 2000, which increased $470 thousand, or 3.2% from $14.48 million in 1999.

     Total salaries and employee benefits were $9.08 million in 2001, which increased $700 thousand, or 7.7% from $8.38 million in 2000, which increased $723 thousand, or 9.4% from $7.65 million in 1999. During 2001, salaries and payroll taxes increased by $202 thousand, while health insurance and retirement benefits increased $305 thousand and $187 thousand respectively. The Company reviews compensation on an annual basis and makes adjustments as needed to set compensation at a level that is competitive within our market area. During the fourth quarter of 2001, the Company implemented changes to the health insurance plan that are expected to slow future expense growth in this area. The increase in 2000 compared to 1999 was due to an increase in salaries and related payroll taxes as a result of the addition of a new branch facility and a data processing subsidiary, MID, as well as normal compensation increases. These increases were offset by a $72 thousand reduction in health insurance due to lower claims compared to 1999.

     Occupancy and equipment expense was $2.10 million in 2001, which increased $79 thousand, or 3.8% from $2.02 million in 2000, which increased $107 thousand, or 5.6% from $1.91 million in 1999. The primary reason for the increase in 2001 is due to increases in repairs and maintenance and real estate taxes, offset by a reduction in depreciation. Included in repairs and maintenance are ongoing expenses to maintain the condition and appearance of facilities and renovate as needed for staffing requirements and customer service. The increase in 2000 over 1999 is due to a full year of operating costs for the Company's data processing subsidiary, a new branch facility and mortgage lending center, all of which were placed in service during the second half of 1999.

     Other operating expenses were $5.14 million in 2001, which increased $589 thousand, or 11.5% from $4.55 million in 2000, which decreased $360 thousand, or 7.3% from $4.91 million in 1999. The increase in 2001 compared to 2000 is due to increases in expenses related to director's fees, franchise tax, Investment and Trust Services, advertising, professional services and data processing. These increases were offset by decreases in insurance, donations, and amortization expense. The decrease in 2000 from 1999 is due to declines in several areas, including director's fees, franchise taxes, bank service charges, advertising, data processing and computer expense. These decreases were offset by increases in expenses related to Investment and Trust Services, FDIC insurance, telephone and donations.

INCOME TAXES

     Federal income taxes were $3.63 million in 2001, which increased $233 thousand or 6.4% from $3.40 million in 2000, which increased $95 thousand or 2.9% from $3.3 million in 1999. The change in federal income taxes is due to the changes in pre-tax earnings of the Company as well as adjustments of deferred tax assets and liabilities. The income tax expense represents an effective tax rate of 29.6% for 2001, 29.5% for 2000, and 29.6% for 1999. The effective tax rate paid by the Company is impacted by the amount of tax-free income that is generated through tax-exempt securities and loans to tax-exempt customers.

FINANCIAL CONDITION

     Total assets at December 31, 2001 were $608.7 million, which is an increase of $38.5 million, or 6.8% over total assets of $570.2 million at December 31, 2000. The Company's earning assets increased $32.7 million from $535.7 million in 2000 to $568.4 million in 2001. At December 31, 2001, earning assets as a percentage of total assets were 93.3% compared to 93.9% at December 31, 2000. Loans as a percentage of total assets decreased slightly from 65.7% at December 31, 2000 to 63.7% at December 31, 2001, while the securities portfolio experienced an increase from 24.3% of total assets at December 31, 2000 to 27.1% at December 31, 2001. The growth in earning assets was primarily funded through a $30.0 million increase in deposits, as well as an increase of $5.4 million in short-term borrowings and Federal Home Loan Bank advances.

SECURITIES

     The securities portfolio serves a primary role in the overall context of asset and liability management by providing liquidity, earnings, and diversification. The securities portfolio is used to fund loan growth and deposit outflows, enhance Company earnings through purchases of high quality investments, and manage the credit and interest rate risk inherent in the balance sheet.

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

     The Company's investment portfolio is classified entirely as available-for-sale. Securities classified as available-for-sale are carried at fair value on the balance sheet with unrealized holding gains or losses reported as a separate component of equity, net of tax. Available-for-sale securities are those which may be sold prior to maturity for liquidity, asset liability management or other reasons. Although the Company currently does not have any securities classified as held-to-maturity, the Company may use this classification in the future if conditions warrant for those securities, which Management has the ability and intent to hold to maturity.

     The securities portfolio was $165.1 million at December 31, 2001, compared to $138.3 million at December 31, 2000, which represents an increase of $26.7 million, or 19.3%. This increase is primarily due to using the proceeds from the mortgage loan sales to purchase short-term securities.

LOANS

     The Company's loan portfolio consists of a variety of loans including: commercial, agricultural, residential and commercial real estate, consumer and direct lease financing. The Company's market area includes Wayne, Holmes, Medina and Stark counties.

     Total loans at December 31, 2001, including $11.9 million of loans held-for-sale, were $399.4 million, compared to $374.8 million at December 31, 2000. This represents a net increase of $24.5 million, or 6.5% from 2000 to 2001. The three major loan categories are commercial, real estate and consumer which represented 58%, 27% and 11% of total loans at December 31, 2001, compared to 47%, 34% and 14% at December 31, 2000.

     Commercial loans at December 31, 2001 were $224.7 million, which increased $47.0 million, or 26.4% from $177.7 million at December 31, 2000. Despite the economic weakness and numerous rate cuts initiated by the FOMC since December 31, 2000, the Company experienced strong loan growth and continued demand in the commercial loan area. Due to continued economic weakness Management expects that growth in this area will slow during the first six months of 2002, then accelerate as the economy recovers.

     Real estate loans at December 31, 2001, were $103.9 million compared to $129.0 million at December 31, 2000. This represents a decrease of $25.1 million, or 19.4 %. This decrease is due to the sale of $32.1 million of loans during 2001. Excluding this sale, total mortgage loans grew $7.0 million or 5.4% from December 31, 2000. The Company is anticipating mortgage loan activity to slow during 2002 due to an increase in rates as the economy recovers. In addition to the Company's real estate loans recorded on the balance sheet, the Company also services approximately $67.0 million of loans that have been sold into the secondary market. Management will consider additional loan sales in the future based on market conditions and the interest rate environment, as well as portfolio alignment and to provide liquidity for future loan demand. At December 31, 2001 there were $11.9 million of loans classified as held-for-sale, while there were no loans held-for-sale at December 31, 2000.

     Consumer loans at December 31, 2001 were $44.5 million, which decreased $8.3 million, or 18.6% from $52.8 million at December 31, 2000. This decrease is due to the weak economic conditions throughout 2001, as well as the zero percent financing offered by the automobile manufacturers. The Company expects that consumer loan balances will continue to fall during 2002 due to economic conditions and high consumer debt levels. This is in contrast to the strong growth that occurred during 2000, when consumer loans grew by $4.4 million due to favorable economic and employment conditions. As consumer loans carry the greatest risk proportionately within the loan portfolio, the Company will continue to grant credit in a conservative manner as Management believes this will maintain the quality of the portfolio and potentially minimize future losses in economic down cycles.

SOURCES OF FUNDS

     The Company is committed to providing a full range of banking products and services to its customers. The deposit products offered by the Company provide a means for customers to safely invest their money while earning a competitive rate of return on their funds.

     The Company's primary sources of funds are core deposits originated from within its market area. The Company considers its core deposits to be traditional checking, savings and certificate of deposit accounts. At December 31, 2001, total deposits were $501.6 million, which increased $30.0 million, or 6.4%, over total deposits of $471.6 million at December 31, 2000. The primary reason for this increase in core deposits is due to the Company maintaining competitive rates within its market area in order to attract and retain deposits, as well as the implementation of online banking. In addition to these deposits, the Company offers securities sold under agreements to repurchase (repurchase agreements), which provides the Company with a stable source of funds while offering attractive yields for corporate customers. Repurchase agreements at December 31, 2001 were $33.6 million, which is an increase of $3.1 million, or 10.1% from $30.5 million at December 31, 2000.

     During 2001, the Company experienced a shift in the deposit mix compared to 2000. From a percentage standpoint, commercial deposits, which includes checking accounts as well as money market savings and checking accounts, declined, while savings and certificates of deposits increased. The primary reason for this change is due to customers shifting deposits into higher yielding savings and certificate accounts as rates paid on money market accounts declined more rapidly as a result of the low rate environment.

     In addition to core deposits and repurchase agreements, the Company also utilizes alternative funding sources to fund loan demand, primarily overnight federal funds borrowings and advances from the Federal Home Loan Bank. The Company currently has approximately $31.0 million available in overnight federal funds that may be drawn from correspondent banks, none of which had been used as of December 31, 2001. In addition, the subsidiaries are members of the Federal Home Loan Bank system, which provides funding based on a percentage of balances in one-to-four family residential loans. At December 31, 2001, the Company had outstanding advances from the Federal Home Loan Bank of $6.8 million. Although these alternative funding sources generally cost more than core deposits, they allow the Company to customize the borrowing terms to match the repayment schedule on loans. The Company will continue to use these alternative funding sources, as needed, based upon deposit growth and loan demand.

     Core deposit growth is an ongoing objective of Management to facilitate funding for loan demand and asset growth. As consumers have become more "mobile" through direct deposit, online banking and other means, growing these core deposits with traditional accounts and services has become more difficult. Further, Management realizes that competition for deposits also includes mutual funds and the equity markets. To facilitate growth in deposits, Management monitors rates and products within the Company's market area to ensure its products, fees, and rates are competitive. During 2001, the Company implemented its online banking product that allows customers to check balances, transfer funds and pay bills from a personal computer. This expands our delivery channels to include the traditional branch and ATM network, online and telephone banking, and debit cards.

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

     There are several key ratios used to monitor capital adequacy. One such ratio is the percent of stockholders' equity, excluding accumulated other comprehensive income, to total assets. At December 31, 2001, this ratio was 9.8% compared to 10.4% at December 31, 2000.

     Other key ratios used in determining capital adequacy include the risk based capital ratio and the leverage capital ratio. The risk based capital ratio is based on the risk-adjusted assets of the Company as a percentage of the Company's adjusted capital. The Company's assets are assigned risk weightings based upon the risk inherent in those assets, and then these risk-weighted assets are compared to the Company's adjusted capital, which includes the Company's capital accounts less intangibles, plus a portion of the allowance for loan losses. Regulatory agencies require a minimum ratio of 8%, with at least half of that being in core capital. Core capital, or Tier 1 capital, consists of shareholders' equity less accumulated other comprehensive income and general intangibles and Tier 2 capital includes Tier 1 capital plus a portion of the allowance for loan losses. The leverage ratio compares Tier 1 capital to the Company's average assets, adjusted for general intangibles.

     The Company's total risk based capital ratio at December 31, 2001 and 2000 was 15.4% and 16.4% respectively. The Company's Tier 1 capital to risk-weighted assets ratio was 14.2% and 15.2% at December 31, 2001 and 2000, while the Company's leverage ratio was 9.8% and 10.5% at December 31, 2001 and 2000.

     The Company has set minimum internal capital adequacy ratios to comply with banking regulations as well as maintain capital at levels that will provide long-term strength and performance to the Company. These levels as set by the Company's Board of Directors and Management are: primary capital of 8.5%, risk based capital of 10.0%, and the leverage ratio at 7.0%.

     The Company's source of capital primarily comes from subsidiary earnings as well as sales of treasury stock. During 2001, the earnings from these subsidiaries were $8.67 million, compared to $7.66 million at December 31, 2000. The Company did not sell any treasury stock during 2001 or 2000. The outflows of capital include cash dividends paid to shareholders as well as purchases of treasury stock. For the year ended December 31, 2001, the Company declared cash dividends of $3.10 million, or $.65 per share, compared to $2.94 million, or $.61 per share in 2000. During 2001, the Company purchased $4.11 million in treasury stock compared to $491 thousand during 2000. Of the cash dividends paid, $393 thousand and $402 thousand were reinvested by shareholders under the Company's dividend reinvestment plan for the years ending December 31, 2001 and 2000 respectively.

ASSET AND LIABILITY MANAGEMENT

     The Company's primary market risk exposure is interest rate risk, and to lesser extents liquidity and prepayment risk. Interest rate risk is the risk that the Company's financial condition could be adversely affected by movements in interest rates, which is inherent in banking as a result of repricing that may occur in interest earning assets and interest bearing liabilities. The income of financial institutions is primarily derived from the excess interest earned on assets over the interest paid on liabilities. This fundamental premise places great importance on monitoring and controlling interest rate risk.

     Management's goal is to structure the balance sheet, with respect to interest rates and maturities, to be consistent with the expected direction of future interest rates. To accomplish this, there are several methods employed by the Company to monitor and control interest rate risk. One such method is through the use of a "GAP" analysis. The GAP is defined as the difference between the repricing of assets and liabilities within certain time periods. Therefore, the objective of GAP management is to match maturities and repricing of loans and investments to deposits in order to reduce interest rate risk and maintain liquidity. The repricing can occur due to changes in rates on variable rate products, maturities, and accelerated payments. A positive GAP, where there are more assets repricing than liabilities, is beneficial in a rising rate environment and a negative GAP, where there are more liabilities repricing than assets is favorable in a falling rate environment. Based on loan demand and funding needs, Management attempts to manage the GAP position by adjusting maturities and rates on deposit products accordingly. A second strategy used by the Company to reduce exposure to interest rate risk is to originate variable rate loans that reprice with prime and other indices. Currently, the Company has approximately $171.5 million, or 43.0%, of total loans written as variable rate. A third strategy is to invest excess funds in highly liquid federal funds that mature and reprice on a daily basis. At December 31, 2001, the Company had $3.9 million in federal funds sold. In addition, the Company classifies its securities portfolio as available-for-sale, which allows the Company to sell these securities if needed to manage risk, provide liquidity and take advantage of fluctuations in interest rates. Finally, the Company has the ability to obtain funding from the Federal Home Loan Bank, where advances are tailored to match loan rates and terms.

     The following table provides information about the Company's financial instruments that are sensitive to changes in interest rates as of December 31, 2001 and 2000, based upon the information and assumptions set forth in the tables and notes. For loans, securities and deposit liabilities with contractual maturities, the table represents principal cash flows and the weighted interest rate. For variable rate loans, the contractual maturity and weighted interest rate was used with an explanatory footnote as to repricing periods. For liabilities without contractual maturities, such as savings, and Money Market accounts, a decay rate was used to match their most likely withdrawal behavior.

PRINCIPAL/NOTIONAL AMOUNT MATURING IN:

                                                                                                            FAIR
(DOLLARS IN THOUSANDS)                                                                                      VALUE
DECEMBER 31, 2001             2002       2003       2004       2005       2006   THEREAFTER    TOTAL     12/31/01
------------------------------------------------------------------------------------------------------------------

RATE SENSITIVE ASSETS:
Fixed rate loans(1)         $ 20,311   $19,069  $  36,590  $  16,749  $  17,930    $105,346   $215,995   $220,394
Average interest rate           9.06%     9.27%      8.92%      8.99%      8.25%       7.28%      8.18%
Variable rate loans(1)(2)     94,794    28,995     27,256      8,840      6,785       4,819    171,489    171,489
Average interest rate           6.29%     5.82%      6.23%      6.28%      6.61%       5.95%      6.21%
Fixed rate securities(1)(7)   31,671    40,441     34,267      9,082     10,020      39,617    165,098    165,098
Average interest rate           6.15%     5.39%      5.75%      5.94%      5.73%       5.89%      5.78%
Other earning assets(3)        3,975      ---        ---        ---        ---        ---        3,975      3,975
Average interest rate           1.75%     ---        ---        ---        ---        ---         1.75%

-------------------------------------------------------------------------------------------------------------------

RATE SENSITIVE LIABILITIES:
Non-interest bearing
   checking(4)                18,081    14,465     10,848      9,040      9,040      10,849     72,323     72,323
Savings and interest bearing
   checking(5)                46,713    46,713     35,034     35,034     23,356      46,713    233,563    233,563
Average interest rate           1.63%     2.13%      2.13%      2.54%      2.54%       2.47%      2.10%
Certificates of deposit(1)   110,411    51,229     22,364      8,757      2,929         ---    195,690    199,918
Average interest rate           4.15%     4.68%      5.02%      4.70%      4.74%        ---       4.42%
Fixed rate borrowings(1)        7,299    1,318         21         24         27           7      8,696      8,954
Average interest rate           4.87%     6.63%      8.00%      8.00%      8.00%       8.00%      5.16%
Variable rate borrowings(1)(6)
                              25,225     1,682      1,682      1,682      1,682       1,682     33,635     33,635
Average interest rate           1.53%     1.53%      1.53%      1.53%      1.53%       1.53%      1.53%

PRINCIPAL/NOTIONAL AMOUNT MATURING IN:

                                                                                                            FAIR
(DOLLARS IN THOUSANDS)                                                                                      VALUE
DECEMBER 31, 2000              2001       2002       2003       2004       2005    THEREAFTER    TOTAL    12/31/00
------------------------------------------------------------------------------------------------------------------

RATE SENSITIVE ASSETS:
Fixed rate loans(1)         $ 30,409  $ 25,571   $ 27,850  $  32,865  $  21,905   $  83,358  $ 221,958  $ 221,985
Average interest rate           8.79%     8.77%      9.31%      8.72%      9.41%       7.48%      8.41%
Variable rate loans(1)(2)     98,360    10,672     11,893     14,307      7,318      10,332    152,882    152,882
Average interest rate           9.44%     9.05%      9.48%      8.87%      9.34%       7.89%      9.25%
Fixed rate securities(1)(7)   38,411    28,656     22,693     17,066      7,554      23,969    138,349    138,349
Average interest rate           5.83%     5.81%      6.03%      6.39%      5.52%       5.64%      5.88%
Other earning assets(3)       22,475       ---        ---        ---        ---        ---      22,475     22,475
Average interest rate           5.70%      ---        ---        ---        ---        ---        5.70%

-------------------------------------------------------------------------------------------------------------------


RATE SENSITIVE LIABILITIES:
Non-interest bearing
  checking(4)                 17,231    13,785     10,339      8,616      8,616      10,337     68,924     68,924
Savings and interest bearing
  checking(5)                 44,217    44,217     33,162     33,162     22,108      44,217    221,083    221,083
Average interest rate           4.23%     3.00%      3.00%      2.80%      2.80%       2.44%      3.16%
Certificates of deposit(1)   132,296    29,353     11,057      6,596      2,270         ---    181,572    182,036
Average interest rate           5.73%     5.76%      5.70%      5.39%      5.57%        ---       5.72%
Fixed rate borrowings(1)        2,894      549      1,316         17         19          45      4,840      4,856
Average interest rate           6.62%     6.68%      6.63%      8.00%      8.00%       8.00%      6.53%
Variable rate borrowings(1)(6)
                              22,905     1,527      1,527      1,527      1,527       1,527     30,540    30,540
Average interest rate           5.32%     5.32%      5.32%      5.32%      5.32%       5.32%      5.32%

(1) Assumes amortization based on contractual maturity and repayment.
(2) The Company's adjustable rate commercial loans and home equity loans are based on the prime rate of interest as stated in The Wall Street Journal and are subject to repricing when the prime rate is adjusted. The adjustable rate mortgage loans are based on the one-year constant maturity treasury index and are subject to annual repricing.
(3) The federal funds rate is subject to daily repricing and is that which is currently offered by the correspondent bank buying these short term overnight funds.
(4) Non interest bearing checking accounts assume a decay rate of 25%, 20%, and 15%, for the first three years respectively, 12.5% for each of years four and five with the remaining 15% being more than five years.
(5) Savings, NOW, and Money Market accounts assume a decay rate of 20% for years one and two, 15% for years three and four, 10% for year five with the remaining 20% being more than five years.
(6) Repurchase agreements are subject to monthly repricing and are based on the prior month's average discount rate for the 3-month treasury bill. Decay is assumed to be 75% in year one with 5% for the remaining years and thereafter.
(7) Reported at fair market value. Includes a nominal amount of variable rate securities.

LIQUIDITY

     Liquidity management is the ability of the Company to meet the credit needs and cash demands of its borrowers and depositors. Through the Company's Asset/Liability Committee, Management analyzes and manages liquidity. The Company's primary source of liquidity is cash, federal funds sold and cash flows provided by maturities and principal payments in the loan and investment portfolios.

     At December 31, 2001, cash and cash equivalents were $32.7 million, or 5.4% of total assets. The change in cash and cash equivalents is shown in the consolidated Statement of Cash Flows and summarizes activity for the three years ending December 31, 2001. During 2001, the Company used cash in operating activities of $959 thousand, including net income of $8.64 million. During 2001, the Company had a net use of cash in investing activities of $38.5 million. The use of this cash was to fund the growth in the loan and investment portfolios, which represented a net cash outflow of $12.9 million and $24.5 million respectively. During 2001, the Company generated net cash flows of $28.4 million in financing activities. The primary sources of cash were from the net growth in the Company's deposits of $30.0 million, an increase in short term borrowings of $3.1 million and a $2.3 million increase in Federal Home Loan Bank advances. This was offset by dividends paid of $2.7 million, and $4.1 million used to purchase treasury stock.

     The liquidity needs of the Company, primarily cash dividends, are met through dividends from the bank subsidiaries. Management is not aware of any trend or event that would result in the Company not being able to meet its current and expected future cash needs.

EFFECTS OF INFLATION

     The financial statements and related data included in this report have been prepared in accordance with generally accepted accounting principles (GAAP) which measures financial position and results of operations in historical dollars, except for securities classified as available-for-sale which are recorded at fair market value. Changes in the relative value of money during periods of inflation or recession are generally not recognized under GAAP.

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

NEW ACCOUNTING PRONOUNCEMENTS

     A new accounting standard requires all business combinations to be recorded using the purchase method of accounting for any transaction initiated after June 30, 2001. Under the purchase method, all identifiable tangible and intangible assets and liabilities of the acquired company must be recorded at fair value at date of acquisition, and the excess of cost over fair value of net assets acquired is recorded as goodwill. Identifiable intangible assets must be separated from goodwill. Identifiable intangible assets with finite useful lives will be amortized under the new standard, whereas goodwill, both amounts previously recorded and future amounts purchased, will cease being amortized starting in 2002. Annual impairment testing will be required for goodwill with impairment being recorded if the carrying amount of goodwill exceeds its implied value. Adoption of this standard on January 1, 2002 will result in lower amortization expense of $81 thousand for the year ending December 31, 2002.