Form 10-K, Exhibit 13
period 2002-12-31
WAYNE BANCORP INC /OH/
filed 2003-03-20
CIK 788134

                           [WAYNE BANCORP, INC. LOGO]


                              2002 | Annual Report



          Staying                            [COMPASS GRAPHIC]
          on course
          in a year of
          uncertainty.

Table of Contents

Shareholder Information/Dividend & Market Price Data .....             1

Five Year Financial Summary ..............................             2

Auditor's Report from Crowe, Chizek and Company LLP ......             5

Financial Statements:

Consolidated Balance Sheets ..............................             6

Consolidated Statements of Income and Comprehensive Income             7

Consolidated Statements of Cash Flows ....................             8

Consolidated Statements of Changes in Shareholders' Equity             9

Notes to Consolidated Financial Statements ...............            10

Management Discussion & Analysis .........................            20


--------------------------------------------------------------------------------


               112 W. Liberty St.- P.O. Box 757- Wooster, OH 44691

      Wayne Bancorp, Inc. is a multi-bank holding company. Its bank subsidiaries, Wayne County National Bank and Chippewa Valley Bank, are full-service commercial banks, which include trust services. The Company operates two non-bank subsidiaries, MidOhio Data, Inc., which performs proof operations and data processing for the bank subsidiaries, and Chippewa Valley Title Agency, Inc., a wholly-owned subsidiary of Wayne County National Bank, which provides title insurance services. Wayne Bancorp, Inc. is headquartered in Wooster, Ohio.



      The Annual Meeting of shareholders of Wayne Bancorp, Inc. will be held Thursday, May 29, 2003, at 2 p.m. at The Arden Shisler Center for Education & Economic Development, 1625 Wilson Road, Wooster, Ohio.

Shareholder Information

EXECUTIVE OFFICES                           TRANSFER AGENT
112 West Liberty Street                     Registrar & Transfer Company
P.O. Box 757                                10 Commerce Drive
Wooster, OH 44691                           Cranford, NJ 07016
330-264-1222                                Attn: Transfer Department
                                            800-368-5948 - Fax: 908-272-1006
                                            Web site: rtco.com

All common shares of Wayne Bancorp, Inc. are voting shares and are traded on NASDAQ, under the symbol "WNNB," as a Small-Cap Issue. At December 31, 2002, there were 4,781,565 shares outstanding and 1,352 shareholders of record. The range of market prices is compiled from the data provided by the national market system, and has been retroactively adjusted to reflect the issue of a 5% stock dividend, during 2002 and 2001.

Dividend and Market Price Data

                                                           Cash
                                                         Dividends
Quarter Ended                       High       Low         Paid
-------------                      ------     ------     ---------
2002               March 31        $22.81     $20.10     $0.1714
                   June 30          24.76      21.91      0.1714
                   September 30     24.33      22.76      0.1714
                   December 31      25.00      22.43      0.1714

2001               March 31        $20.30     $15.42     $0.1542
                   June 30          22.81      18.14      0.1542
                   September 30     24.49      20.87      0.1542
                   December 31      21.90      19.05      0.1542


FORM 10-K

A copy of the Company's 2002 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to shareholders without charge. To obtain a copy, direct your request to John A. Lende, CPA, Secretary and Treasurer, P.O. Box 757, Wooster, OH 44691.

      FIVE YEAR FINANCIAL SUMMARY (1)
      --------------------------------------------------------------------------
      (in thousands of dollars except per share data)


                                                         Years Ended December 31,
                                       2002          2001          2000          1999          1998
                                     --------      --------      --------      --------      --------
Statement of Income Summary:

Total interest and other income      $ 41,277      $ 45,962      $ 45,697      $ 41,862      $ 41,497
Total interest and other expense       28,965        33,688        34,174        30,704        31,374
Total interest income                  36,334        41,095        41,503        37,830        37,773
Total interest expense                 12,145        16,671        19,010        16,046        16,331
Net interest income                    24,188        24,424        22,493        21,784        21,442
Provision for loan losses                 450           701           216           180           240
Income before income tax expense       12,312        12,274        11,523        11,158        10,123
Income tax expense                      3,534         3,631         3,398         3,303         2,811
Net income                              8,778         8,643         8,125         7,855         7,312

Per Share Data:
Net income - basic and diluted       $   1.84      $   1.75      $   1.61      $   1.53      $   1.36
Cash dividends                            .69          0.62          0.58          0.54          0.44
Book value                              13.89         12.64         11.81         10.50         11.05

Balance Sheet Data:
Total loans                          $369,794      $387,484      $370,840      $356,503      $324,199
Loans held-for-sale                    24,761        11,881
Allowance for loan losses               6,039         5,821         5,343         5,197         4,916
Securities                            184,908       165,098       138,349       150,018       175,007
Total deposits                        521,533       501,576       471,578       461,815       435,143
Shareholders' equity                   66,424        61,801        59,886        53,246        59,067
Total assets                          623,587       608,722       570,193       545,888       538,677

Other Data:
Employees                                 260           270           284           254           257
Shareholders                            1,352         1,339         1,364         1,439         1,452
Cash dividends                       $  3,266      $  3,050      $  2,942      $  2,795      $  2,336
Cash dividends as a percent of
  net income                            37.21%        35.29%        36.21%        35.58%        31.95%

Financial Ratios:
Return on average assets                 1.45%         1.50%         1.47%         1.47%         1.44%
Return on average equity                13.60         14.10         14.55         14.44         12.60
Equity to assets                        10.65         10.14         10.50          9.75         10.97
Loans to funding sources                71.36         73.43         73.94         72.88         68.21
Loans to total assets                   63.27         63.57         65.74         65.31         60.27
Allowance for loan losses to
  total loans                            1.63%         1.50%         1.43%         1.46%         1.51%


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

Auditor's Report from Crowe, Chizek and Company LLP


Board of Directors and Shareholders
Wayne Bancorp, Inc.
Wooster, Ohio

We have audited the accompanying consolidated balance sheets of Wayne Bancorp, Inc. as of December 31, 2002 and 2001 and the related consolidated statements of income and comprehensive income, cash flows and changes in shareholders' equity for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wayne Bancorp, Inc. as of December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

          Crowe, Chizek and Company LLP
          Columbus, Ohio
          January 29, 2003

      CONSOLIDATED BALANCE SHEETS
      --------------------------------------------------------------------------
      (in thousands of dollars except per share data)

                                                                                     DECEMBER 31,
ASSETS                                                                            2002           2001
                                                                               ---------      ---------
Cash and due from banks                                                        $  24,508      $  28,738
Federal funds sold                                                                 7,130          3,975
                                                                               ---------      ---------
Total cash and cash equivalents                                                   31,638         32,713
Securities available-for-sale                                                    184,908        165,098
Loans held-for-sale                                                               24,761         11,881
Loans                                                                            369,794        387,484
  Less: Allowance for loans                                                       (6,039)        (5,821)
                                                                               ---------      ---------
  Net loans                                                                      363,755        381,663
Premises and equipment                                                            11,288          9,813
Goodwill                                                                             748            748
Accrued income receivable and other assets                                                        6,806
                                                                                              ---------
                                                                                   6,489
                                                                               ---------

TOTAL ASSETS                                                                   $ 623,587      $ 608,722
                                                                               =========      =========

LIABILITIES
Deposits
  Interest bearing                                                             $ 442,532      $ 429,253
  Non-interest bearing                                                            79,001         72,323
                                                                               ---------      ---------
Total deposits                                                                   521,533        501,576
Short-term borrowings                                                             29,573         33,635
Federal Home Loan Bank advances
  and other borrowed funds                                                         1,397          6,896
ESOP loan                                                                          1,671          1,800
Other liabilities                                                                  2,989          3,014
                                                                               ---------      ---------

TOTAL LIABILITIES                                                                557,163        546,921

SHAREHOLDERS' EQUITY
Common stock, stated value $1.00                                                   4,917          4,917
Shares authorized, 12,000,000 in 2002 and 2001
Shares issued, 4,916,911 in 2002 and 4,917,218 in 2001
Shares outstanding, 4,781,565 in 2002 and 4,657,531 in 2001

Paid in capital                                                                   13,174         13,148
Retained earnings                                                                 49,897         50,748
Unearned ESOP shares, 71,150 shares in 2002 and 74,609 shares in 2001             (1,390)        (1,651)
Treasury stock, at cost, 135,346 shares in 2002 and 259,687 shares in 2001        (3,738)        (7,547)
Accumulated other comprehensive income                                             3,564          2,186
                                                                               ---------      ---------

TOTAL SHAREHOLDERS' EQUITY                                                        66,424         61,801
                                                                               ---------      ---------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                     $ 623,587      $ 608,722
                                                                               =========      =========


      See Notes to Consolidated Financial Statements

      CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
      --------------------------------------------------------------------------
      (in thousands of dollars except per share data)

                                                              YEARS ENDED DECEMBER 31,
                                                         2002          2001          2000
                                                       --------      --------      --------
INTEREST INCOME
Interest and fees on loans                             $ 28,058      $ 33,127      $ 33,069
Interest on securities:
  Taxable                                                 6,185         5,814         6,368
  Nontaxable                                              1,962         1,842         1,769
Other interest income                                       129           312           297
                                                       --------      --------      --------
TOTAL INTEREST INCOME                                    36,334        41,095        41,503

INTEREST EXPENSE

Interest on deposits                                     11,431        15,220        17,135
Interest on federal funds purchased and
  repurchase agreements                                     336         1,027         1,501
Interest on Federal Home Loan Bank advances
  and other borrowed funds                                  379           424           374
                                                       --------      --------      --------
TOTAL INTEREST EXPENSE                                   12,146        16,671        19,010
                                                       --------      --------      --------

NET INTEREST INCOME                                      24,188        24,424        22,493

Provision for loan losses                                   450           701           216
                                                       --------      --------      --------

NET INTEREST INCOME AFTER
PROVISION FOR LOAN LOSSES                                23,738        23,723        22,277

OTHER INCOME

Service charges and fees on deposit accounts              2,166         2,122         1,806
Income from fiduciary activities                          1,507         1,502         1,476
Net gain on sale of loans                                   311           501            95
Net gain on sale of securities                               62            33             3
Other non-interest income                                   897           709           814
                                                       --------      --------      --------
TOTAL OTHER INCOME                                        4,943         4,867         4,194

OTHER EXPENSES

Salaries and employee benefits                            9,201         9,077         8,377
Occupancy and equipment                                   2,047         2,097         2,018
Amortization of goodwill                                                  167           335
Other operating expenses                                  5,121         4,975         4,218
                                                       --------      --------      --------
TOTAL OTHER EXPENSES                                     16,369        16,316        14,948

INCOME BEFORE INCOME TAX EXPENSE                         12,312        12,274        11,523
INCOME TAX EXPENSE                                        3,534         3,631         3,398
                                                       --------      --------      --------

NET INCOME                                             $  8,778      $  8,643      $  8,125
                                                       ========      ========      ========

OTHER COMPREHENSIVE INCOME, NET OF TAX
Unrealized gain on available for sale securities
  arising during the period                            $  1,419      $  1,635      $  1,464
Reclassification adjustments for amounts realized
  on securities included in net income (net of tax
  of $21, $11 and $1)                                       (41)          (22)           (2)
                                                       --------      --------      --------

Total comprehensive income                                1,378         1,613         1,462
                                                       --------      --------      --------
COMPREHENSIVE INCOME                                   $ 10,156      $ 10,256      $  9,587
                                                       ========      ========      ========

                                  (Continued)

      --------------------------------------------------------------------------
      (in thousands of dollars except per share data)

PER SHARE DATA:
NET INCOME PER SHARE - BASIC                           $   1.84      $   1.75      $   1.61
NET INCOME PER SHARE - DILUTED                         $   1.84      $   1.75      $   1.61


See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of dollars except per share data)

                                                          Years ended December 31,
                                                         2002        2001       2000
                                                      --------    --------    --------
OPERATING ACTIVITIES

Net Income                                            $  8,778    $  8,643    $  8,125
Adjustments to reconcile net cash provided
  by operating activities:
    Provision for loan losses                              450         701         216
    Depreciation and amortization                          992       1,159       1,419
    Federal Home Loan Bank stock dividends                 (99)       (136)       (138)
    Amortization of investment security premiums
      and accretion of discounts, net                    1,071         324         338
    Compensation expense on ESOP shares                    287         157          84
    Net deferred fees on loans                            (125)         50        (170)
    Net gain on sale of securities                         (62)        (33)         (3)
    Net gain on sale of loans                             (311)       (501)        (95)
    Gain on sale of premises                               (50)        (25)
    Loans originated for sale                          (50,163)    (44,052)
    Proceeds from sales of loans originated for sale    37,594      32,352
    Deferred income taxes                                 (306)       (247)       (253)
    Change in interest receivable                          432         237        (211)
    Change in interest payable                            (259)       (198)        125
    Other, net                                            (288)        610      (1,556)
                                                      --------    --------    --------

Net cash from operating activities                      (2,059)       (959)      7,881

INVESTING ACTIVITIES
Securities available-for-sale:
  Purchases                                            (88,319)    (75,070)    (29,566)
  Proceeds from maturities and repayments               62,108      50,561      36,050
  Proceeds from sales                                    7,582          49       7,203
Net change in loans                                     17,583     (12,917)    (44,609)
Proceeds from sales of portfolio loans                                          26,208
Purchase of premises and equipment                      (2,484)     (1,511)     (1,444)
Proceeds from sale of premises                              67         351           0
                                                      --------    --------    --------
Net cash from investing activities                      (3,463)    (38,537)     (6,158)

FINANCING ACTIVITIES

Net increase in deposits                                19,957      29,998       9,763
Net change in short-term borrowings                     (4,062)      3,095       4,857
Proceeds from Federal Home Loan Bank advances                        4,950      13,300
Repayment of Federal Home Loan Bank advances            (5,484)     (2,680)    (10,073)
Proceeds from other borrowed funds                                                 137
Repayment of ESOP loan and other borrowed funds           (144)       (214)       (212)
Cash dividends paid                                     (2,866)     (2,657)     (2,540)
Cash paid in lieu of fractional shares on
  stock dividend                                           (15)        (14)
Treasury stock purchased, net                           (2,939)     (4,113)      (491)
                                                      --------    --------    --------
Net cash from financing activities                       4,447      28,365      14,741
                                                      --------    --------    --------
Net change in cash and cash equivalents                 (1,075)    (11,131)     16,464
Cash and cash equivalents at beginning of year          32,713      43,844      27,380
                                                      --------    --------    --------
Cash and cash equivalents at end of year              $ 31,638    $ 32,713    $ 43,844
                                                      ========    ========    ========

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of dollars except per share data)



See Notes to Consolidated Financial Statements

                                                       YEARS ENDED DECEMBER 31,
                                                      2002       2001     2000
                                                      ----       ----     ----
Supplemental disclosures of cash flow information
Cash basis payments for federal income taxes         $ 3,695   $ 4,255   $ 3,740
Cash basis payments for interest expense              12,405    16,870    18,885

Supplemental non-cash disclosure
Stock issued for business purchase                             $    86
ESOP obligation guaranteed by the Company                        1,800





See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(in thousands of dollars except per share data)

                                                                            Three Years Ended December 31, 2002
                                                                                                         Accumulated
                                                                                             Unearned    Other
                                            Common     Paid-In      Retained    Treasury     ESOP        Comprehensive
                                            Stock      Capital      Earnings    Stock        Shares      Income         Total

Balance, January 1, 2000                      $ 4,917  $ 13,256      $49,049   $(10,887)    $  (200)     $  (889)        $53,246
Net income                                                             8,125                                               8,125
Cash dividends ($.58 per share)                                       (2,942)                                             (2,942)
Purchase of treasury stock (26,386 shares)                                         (491)                                    (491)
Dividends reinvested (24,270 shares)                                    (423)       825                                      402
Shares earned under ESOP (4,545 shares)                    (116)                                 200                          84
Change in estimated fair value of
  securities available-for -sale                                                                           1,462           1,462
                                             --------  --------     --------    -------     --------     -------         -------


Balance, December 31, 2000                      4,917    13,140       51,809    (10,553)           0         573          59,886
Net income                                                             8,643                                               8,643
Cash dividends ($.62 per share)                                       (3,050)                                             (3,050)
5% stock dividend (220,963 shares)                                    (6,423)     6,423
Cash paid in lieu of fractional shares on
  5% stock dividend                                                      (14)                                                (14)
Purchase of treasury stock (185,731 shares)                                      (4,113)                                  (4,113)
Dividends reinvested (17,723 shares)                                    (170)       563                                      393
Common stock acquired pursuant
  to ESOP (81,392 shares)                                                                     (1,800)                     (1,800)
Shares earned under ESOP (6,783 shares)                       8                                  149                         157
Purchase of Chippewa Valley Title
  Agency, Inc. (4,000 shares)                                            (47)       133                                       86
Change in estimated fair value of
  securities available-for-sale                                                                            1,613           1,613
                                             --------  --------     --------    -------     --------     -------         -------



Balance, December 31, 2001                      4,917    13,148       50,748     (7,547)      (1,651)      2,186          61,801
Net income                                                             8,778                                               8,778
Cash dividends ($.69 per share)                                       (3,266)                                             (3,266)
  5% stock dividend (227,738 shares)                                  (6,288)     6,288
Cash paid in lieu of fractional shares on
5% stock dividend                                                        (15)                                                (15)
Purchase of treasury stock (119,670 shares)                                      (2,939)                                  (2,939)
Dividends reinvested (16,273 shares)                                     (60)       460                                      400
Shares earned under ESOP (11,801                             26                                  261                         287
  shares)
Change in estimated fair value of
  securities available-for-sale                                                                            1,378           1,378
                                              --------  --------     --------    -------     --------     -------         -------
BALANCE, DECEMBER 31, 2002                    $ 4,917  $ 13,174      $49,897   $ (3,738)     $(1,390)    $ 3,564         $66,424
                                              =======  ========      =======   ========      =======     =======         =======



See Notes to Consolidated Financial Statements

1     NATURE OF OPERATIONS

      Wayne Bancorp, Inc. (WBC) is a multi-bank holding company. Its bank subsidiaries, Wayne County National Bank (WCNB) and Chippewa Valley Bank (CVB), conduct general commercial banking business, while its non-bank subsidiary, MidOhio Data, Inc. (MID) performs proof operations for WCNB and data processing for CVB. Chippewa Valley Title Agency, Inc., (CVT) a wholly-owned subsidiary of WCNB, performs services related to title insurance for the bank subsidiaries.

      WCNB acquired CVT, effective March 31, 2001, by issuing 4,000 shares of its stock to purchase the assets of CVT. The acquisition was accounted for as a purchase.

      The Company's bank subsidiaries operate in the single industry of commercial and retail banking. While these subsidiaries offer a wide variety of products and services, they are all deemed to be part of commercial and retail banking. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

      The Company has 21 banking locations in Wayne, Holmes, Medina and Stark counties in Ohio. Through this branch network, the Company provides a wide variety of services to businesses, individuals, institutional and governmental customers. These services include commercial and personal checking accounts, savings and time deposits, business and personal loans, real estate loans, leases, safe deposit facilities, telephone banking and online banking. Loans are primarily secured by specific identified collateral including business assets, consumer assets or real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Real estate loans are secured by both residential and commercial real estate.

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

SECURITIES

      Securities are classified as held-to-maturity and carried at amortized cost when Management has the positive intent and ability to hold them to maturity. Securities are classified as available-for-sale when they may be sold prior to maturity. Securities available-for-sale are carried at fair value with unrealized holding gains and losses reported in other comprehensive income. Other securities such as the Federal Reserve Bank stock and Federal Home Loan Bank stock are carried at cost.

      Interest income includes amortization of purchase premiums and accretion of discounts. Gains or losses are calculated based on the amortized cost of the specific security sold. Securities are written down to fair value when a decline in fair value is not temporary.

LOANS

      Loans that Management has the positive intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs, and an allowance for loan losses. Management from time to time may elect to sell pools of portfolio loans for interest rate risk purposes. Loans held-for-sale are reported at the lower of cost or market, on an aggregate basis.

      Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the term of the loan. Interest income is not reported if full loan payment is in doubt, typically when the loan is impaired or payments are past due over 90 days. Payments received on such loans are reported as principal reductions.


      All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

ALLOWANCE FOR LOAN LOSSES

      The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in Management's judgment, should be charged-off. Loan losses are charged against the allowance when Management believes the uncollectibility of a loan balance is confirmed.

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

OTHER REAL ESTATE

      Other real estate is recorded at the lower of cost or fair value, less estimated costs to sell. Any reduction from the carrying value of the related loan to fair value at the time the property is acquired is accounted for as a loan charge-off. Any subsequent reductions in the fair value is reflected in a valuation allowance through a charge to other real estate expense. Expenses incurred to carry other real estate are charged to operations as incurred. There was no other real estate held at December 31, 2002 and 2001.

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

SERVICING ASSETS

      Servicing assets represent the allocated value of retained servicing rights on loans sold. Servicing assets are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the assets, using groupings of the underlying loans as to interest rates and then, secondly, as to the geographic and prepayment characteristics. Any impairment of a grouping is reported as a valuation allowance.

COMPANY OWNED LIFE INSURANCE

      The Company has purchased a life insurance policy on a key executive. Company owned life insurance is recorded at its cash surrender value, or the amount that can be realized.

GOODWILL

      Goodwill results from prior business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Upon adopting new accounting guidance on January 1, 2002, the Company ceased amortizing goodwill. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified. The effect on net income of ceasing goodwill amortization in 2002 was $81 thousand.

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

STOCK COMPENSATION

      Employee compensation expense under stock options is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation.

(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)       2002           2001         2000

Net income as reported                          $   8,778    $   8,643    $   8,125
Deduct: Stock based compensation expense
determined under fair value based method             (226)        (204)        (127)
                                                     ----         ----         ----
Pro forma net income                                8,552        8,439        7,988
Basic earnings per common share as report            1.84         1.75         1.61
Pro forma basis earnings per common share            1.79         1.70         1.58
Diluted earnings per common share as reported        1.84         1.75         1.61
Pro forma diluted earnings per common share          1.79         1.70         1.58


      The proforma effects are computed using option pricing models, using the following weighted-average assumptions as of the grant date.

                                                          RISK FREE                                   EXPECTED
                                      FAIR VALUE          INTEREST      EXPECTED    EXPECTED         STOCK PRICE
DATE OF GRANT                         OF OPTIONS            RATE          LIFE      DIVIDENDS         VOLATILITY
-------------                         ----------            ----          ----      ---------         ----------

December 13, 2000                           3.43               5.33     7.5 years        4.13              28.15
December 20, 2000                           3.10               5.13     7.5 years        4.00              28.15
December 15, 2001                           5.90               5.01     7.5 years        3.08              30.37
December 6, 2002                            5.93               3.84     7.5 years        2.96              26.20



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

EMPLOYEE STOCK OWNERSHIP PLAN

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

TREASURY STOCK

      Treasury stock is carried at the cost of the shares acquired. The Company periodically reissues these treasury shares for its Dividend Reinvestment Plan and for stock dividends. The shares reissued from the treasury stock account are removed at the average cost of the shares. If the treasury stock is issued at a price in excess of the average cost (gain), the excess is recorded as an addition to paid-in capital. If the treasury stock is issued at a price less than the average cost (loss), the deficiency is recorded as a reduction of any paid-in capital related to previous re-issuances or retirements of treasury stock. If the balance in paid-in capital from treasury stock is insufficient to absorb the deficiency, the remainder is recorded as a reduction of retained earnings.

STOCK DIVIDENDS

      Stock dividends are reported by transferring the market value of the shares issued from treasury stock to retained earnings. On November 20, 2002, and on November 21, 2001 the Board of Directors declared a 5% stock dividend payable on December 27, 2002, and on December 28, 2001. The declaration of these stock dividends resulted in the issuance of 227,738 shares and 220,963 shares respectively for the years ended December 31, 2002 and 2001.

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

DIVIDEND REINVESTMENT PLAN

      The Company maintains a dividend reinvestment plan whereby the Company's shareholders are eligible to acquire new common shares of stock at 100% of the current estimated fair market value in lieu of receiving cash dividends. Shareholders can have all or part of their normal cash dividends reinvested in the Company's stock. During 2002 and 2001, 16,273 and 17,723 shares of stock were allocated under this plan in lieu of cash dividends of $400 thousand and $393 thousand. The Company can either acquire these shares on the open market to fund its obligation, or use shares held as treasury stock. Stock issued from treasury is transferred at the market value of the stock.

LOSS CONTINGENCIES

      Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

RESTRICTIONS ON CASH

      Cash on hand or on deposit with the Federal Reserve Bank of $8.4 million and $7.7 million was required to meet regulatory reserve and clearing requirements at December 31, 2002 and 2001. These balances do not earn interest.

DIVIDEND RESTRICTIONS

      Banking regulations require maintenance of certain capital levels which may limit the amount of dividends paid by the bank subsidiaries to the holding company or the holding company to shareholders. See Note #16 for regulatory capital requirements and dividend restrictions.

FAIR VALUES OF FINANCIAL INSTRUMENTS

      Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

NEWLY ISSUED BUT NOT YET EFFECTIVE ACCOUNTING STANDARDS

      New accounting standards on asset retirement obligations, restructuring activities and exit costs, operating leases, and early extinguishment of debt were issued in 2002. Management determined that when the new accounting standards are adopted in 2003 they will not have a material impact on the Company's financial condition or results of operations.

PENDING MERGER

      On December 9, 2002, Wayne Bancorp, Inc. signed a definitive agreement to merge with Banc Services, Corp., located in Orrville, Ohio. Upon closing of this transaction, Savings Bank & Trust Company, a wholly-owned subsidiary of Banc Services Corp., will become a wholly-owned subsidiary of the Company. Under the terms of the agreement, subject to certain conditions being met, Banc Services Corp. shareholders will receive $1.391 shares, as adjusted for the 5% stock dividend, of stock in Wayne Bancorp, Inc. for each share of Banc Services Corp. owned plus $14.40 in cash. The transaction is subject to shareholder and regulatory approval and is expected to close in the second quarter of 2003.

RECLASSIFICATIONS

      Certain reclassifications have been made to amounts previously reported to conform with the current financial statement presentation.

3     SECURITIES

      The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income
(loss) were as follows:

                                                Gross        Gross
December 31, 2002                    Fair     Unrealized   Unrealized
(dollars in thousands)              Value       Gains        Losses
----------------------              -----       -----        ------


U.S. Treasury                      $  7,243   $      227   $
Federal agency obligations           61,843        1,515
Mortgage-backed securities           24,170          783
Obligations of states and
  political subdivisions             63,505        2,188
Corporate obligations                24,749          720
Other securities                      3,398           72        (101)
                                   --------   ----------   ---------
                                   $184,908   $    5,505   $    (101)
                                   ========   ==========   =========


                                                Gross        Gross
December 31, 2001                    Fair     Unrealized   Unrealized
(dollars in thousands)              Value       Gains        Losses
----------------------              -----       -----        ------
U.S. Treasury                      $ 18,035   $      486   $
Federal agency obligations           44,839          820         (12)
Mortgage-backed securities           12,207          241
Obligations of states and
  political subdivisions             56,031        1,072         (68)
Corporate obligations                30,995          919
Other securities                      2,991           28        (173)
                                   --------   ----------   ---------
                                   $165,098   $    3,566   $    (253)
                                   ========   ==========   =========



      The fair value of debt securities and carrying amount, if different, at year end 2002 by contractual maturity were as follows. Securities not due at a single maturity, primarily mortgage-backed securities, are shown separately.

                                                                        Fair
(dollars in thousands)                                                 Value
----------------------                                                 -----
Due in one year or less                                              $ 56,641
Due after one year through five years                                  93,384
Due after five years through ten years                                  6,033
Due after ten years                                                     1,282
Mortgage-backed securities                                             24,170
Other securities                                                        3,398
                                                                     ---------
                                                                     $ 184,908
                                                                     =========

      During 2002, 2001 and 2000, proceeds from the sales of securities available-for-sale were $7.6 million, $49 thousand and $7.2 million with gross gains of $64 thousand, $33 thousand and $9 thousand and gross losses of $2 thousand in 2002, and $6 thousand in 2000 included in earnings respectively. There were no losses during 2001.

     At year end 2002 and 2001, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of shareholders' equity.

      Securities were pledged to secure public and trust deposits, securities sold under agreements to repurchase, and for other purposes required or permitted by law. Such pledged securities at December 31, 2002 and 2001 had a carrying amount of $82.0 million and $83.2 million, respectively.

4     LOANS

       The composition of the loan portfolio at December 31 was as follows:

(DOLLARS IN THOUSANDS)                                2002               2001
----------------------                                ----               ----

Commercial                                          $ 222,336         $ 208,032
Real estate
  Residential                                          75,686           103,896
  Commercial                                           18,733            14,099
  Construction                                          1,055             2,612
Consumer installment                                   34,301            44,544
Home equity                                            17,397            13,758
Direct lease financing                                    787             1,175
Other loans                                               115               201
                                                    ---------         ---------
  Gross loans                                         370,410           388,317
Less: Net deferred loan fees                             (547)             (672)
Unearned income on leases                                 (69)             (161)
                                                    ---------         ---------
Total loans                                         $ 369,794         $ 387,484
                                                    =========         =========


      The Banks have granted loans to the officers and directors of the Company and its subsidiaries and their related business interests. The aggregate dollar amount of these loans was $12.9 million and $9.6 million at December 31, 2002 and 2001, respectively. During 2002, $11.8 million of new loans and renewals were made and the repayments on loans to these parties totaled $8.5 million.

         Impaired loans were as follows

(DOLLARS IN THOUSANDS)                                            2002     2001
----------------------                                            ----     ----

Year-end loans with no allocated allowance for loan losses       $    0   $    0
Year-end loans with allocated allowance for loan losses           1,502    1,250
                                                                 ------   ------

Total                                                            $1,502   $1,250
                                                                 ======   ======

Amount of the allowance for loan losses allocated                $  510   $  452
                                                                 ======   ======



(DOLLARS IN THOUSANDS)                                    2002      2001      2000
----------------------                                    ----      ----      ----

Average impaired loans during the year                    $806      $811      $  0
Interest income recognized during impairment                30        82         0
Cash-basis interest income recognized                       30        81         0

         Nonperforming loans were as follows:


(DOLLARS IN THOUSANDS)                                               2002      2001
----------------------                                               ----      ----

Loans past due over 90 days and accruing interest                   $  334    $  217
Non-accrual loans                                                    1,042       800

      Non-performing loans include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

5     ALLOWANCE FOR LOAN LOSSES

      Activity in the allowance for loan losses was as follows:

(DOLLARS IN THOUSANDS)                        2002          2001          2000
----------------------                        ----          ----          ----

Balance at beginning of year                $ 5,821       $ 5,343       $ 5,197
Loans charged off                              (465)         (421)         (234)
Loan recoveries                                 233           198           164
Provision for loan losses                       450           701           216
                                            -------       -------       -------
Balance at end of year                      $ 6,039       $ 5,821       $ 5,343
                                            =======       =======       =======


6     SERVICING ASSETS

      Activity for capitalized mortgage servicing rights and the related valuation allowance was as follows.

(DOLLARS IN THOUSANDS)                                            2002         2001
----------------------                                            ----         ----
Servicing Rights
       Beginning of year                                       $     531    $     261
       Additions                                                     372          320
       Amortized to expense                                          124           50
                                                               ---------    ---------
       End of year                                             $     779    $     531
                                                               =========    =========


Valuation allowance

       Beginning of year                                       $       6    $       0
       Additions expensed                                              0            0
       Reductions credited to expense                                  0            0
       Direct write-downs                                             28            6
                                                               ---------    ---------
       End of year                                             $      34    $       6
                                                               =========    =========


      Mortgage loans serviced for others are not reported as assets. The principal balances of these loans at year are as follows:

                                                              2002        2001
                                                              ----        ----

Mortgage loan portfolios serviced for:
       FHLMC                                                $ 83,915     $67,010



7     PREMISES AND EQUIPMENT

      Year-end premises and equipment balances were as follows:

(DOLLARS IN THOUSANDS)                                        2002       2001
----------------------                                        ----       ----

Land                                                      $  3,145    $  2,571
Premises and leasehold improvements                         10,965      10,412
Furniture and equipment                                     10,006       8,829
                                                          --------    --------
                                                            24,116      21,812
Less accumulated depreciation                              (12,828)    (11,999)
                                                          --------    --------
                                                          $ 11,288    $  9,813
                                                          ========    ========

      Depreciation expense was $992 thousand in 2002, $992 thousand in 2001, and $1.08 million in 2000.

8     GOODWILL

       Goodwill is no longer amortized starting in 2002. The effect of not amortizing goodwill is summarized as follows:

                                                 2002       2001         2000
                                                 ----       ----         ----
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
---------------------------------------------

Reported net income                             $8,778    $   8,643    $   8,125
Add back: goodwill amortization                      0          167          335
                                                ------    ---------    ---------
Adjusted net income                             $8,778    $   8,810    $   8,460
                                                ======    =========    =========

Basic earnings per share:
     Reported net income                        $ 1.84    $    1.75    $    1.61
     Goodwill amortization                           0          .03          .07
                                                ------    ---------    ---------
     Adjusted net income                        $ 1.84    $    1.78    $    1.68
                                                ======    =========    =========


Diluted earnings per share:
     Reported net income                        $ 1.84    $    1.75    $    1.61
     Goodwill amortization                           0          .03          .07
                                                ------    ---------    ---------
     Adjusted net income                        $ 1.84    $    1.78    $    1.68
                                                ======    =========    =========


9     DEPOSITS

      Time certificates of deposit with a balance of $100,000 or more were $43.5 million and $46.1 million at December 31, 2002 and 2001 respectively. Interest expense on these deposits was $1.79 million, $1.60 million and $1.61 million for 2002, 2001, and 2000, respectively.

      At year-end 2002, stated maturities on time certificates of deposit were as follows:

(DOLLARS IN THOUSANDS)
----------------------

2003                                                            $109,829
2004                                                              34,345
2005                                                              19,776
2006                                                              11,811
2007                                                              20,476
                                                                  ------
                                                                $196,237
                                                                ========

10    BORROWINGS

      Short-term borrowings consist of securities sold under agreements to repurchase, which are financing arrangements. Physical control is maintained for all securities sold under agreements to repurchase. Securities sold under agreements to repurchase totaled $29.6 million and $33.6 million, at December 31, 2002 and 2001, respectively.

      Information concerning securities sold under agreements to repurchase was as follows:

(DOLLARS IN THOUSANDS)                                      2002          2001
----------------------                                      ----          ----

Average balance during the year                           $ 27,095     $ 29,959
Average interest rate during the year                        1.20%         3.37%
Maximum month-end balance during the year                 $ 29,573     $ 33,635
Weighted average interest rate at year-end                   0.88%         1.53%


      Securities underlying these agreements at year-end were as follows:


(DOLLARS IN THOUSANDS)                                   2002             2001
----------------------                                   ----             ----

Fair value of securities                                $38,699          $38,979

      Included in Federal Home Loan Bank advances and other borrowed funds are fixed rate advances from the Federal Home Loan Bank (FHLB) of Cincinnati, as well as an assumption of debt due on the purchase of land. Principal balances on the FHLB advances at December 31, 2002, and 2001 were $1.3 million and $6.8 million. The weighted average interest rate on these advances is 6.61% and 5.01%. These advances were collateralized by $1.6 million and $8.5 million of WCNB's one-to-four family residential real estate loans and FHLB stock of $1.6 million and $1.5 million at

December 31, 2002 and 2001. The principal balance on other borrowed funds was $97 thousand and $112 thousand at December 31, 2002 and 2001.

        The principal repayments due on these borrowings were as follows at December 31, 2002:

(DOLLARS IN THOUSANDS)
      2003        $1,316
      2004            17
      2005            19
      2006            21
      2007            22
Thereafter             2
                  ------
                  $1,397
                  ======

11   DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

        Carrying amount and estimated fair values of financial instruments were as follows at year-end:

                                              2 0 0 2                     2 0 0 1
                                      -----------------------     -----------------------
                                       Carrying        Fair        Carrying        Fair
(dollars in thousands)                  Amount        Value         Amount        Value
                                      ---------     ---------     ---------     ---------
Financial assets
 Cash and due from banks              $  24,508     $  24,508     $  28,738     $  28,738
 Federal funds sold                       7,130         7,130         3,975         3,975
 Securities available for sale          182,698       182,698       162,986       162,986
 Loans held-for-sale                     24,761        25,522        11,881        11,881
 Net loans, excluding leases            369,076       377,967       386,470       391,541
 Federal Home Loan Bank stock             2,210         2,210         2,112         2,112
 Accrued interest receivable              3,815         3,815         4,247         4,247

Financial liabilities
 Deposits                              (521,533)     (526,339)     (501,576)     (505,804)
 Short-term borrowings                  (29,573)      (29,573)      (33,635)      (33,635)
 Federal Home Loan Bank
  advances and other borrowed funds      (1,397)       (1,442)       (6,896)       (7,064)
 ESOP loan                               (1,671)       (1,878)       (1,800)       (1,890)
 Accrued interest payable                (1,271)       (1,271)       (1,530)       (1,530)

        The methods and assumptions used to estimate fair value are described as follows.

        Carrying amount is the estimated fair value for cash and cash equivalents, short-term borrowings, Federal Home Loan Bank stock, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of loans held for sale is based on market quotes. Fair value of debt is based on current rates for similar financing.

12   EMPLOYEE BENEFIT PLANS

        The Company sponsors a non-contributory Employee Stock Ownership Plan
(ESOP), and a 401(k) plan, in which all salaried employees with one year or more of service participate. Discretionary contributions to the ESOP are made by the Company's subsidiaries. For the years presented contributions were made in an amount equal to 6% of the aggregate compensation paid in each year to all eligible participants. The 401(k) is funded through a salary reduction program, as well as a matching portion funded by the respective subsidiaries. The Company adopted the safe harbor provision for the 2002 plan year, which allows the Company to match up to 100% of the employee's contribution, up to the first 3%, and 50% of the next 2%. During the 2001 and 2000 plan years presented, the Company matched 100% of the employee's contribution up to the first 6%. The ESOP has received a favorable determination letter from the Internal Revenue Service on the qualified status of the ESOP under applicable provisions of the Internal Revenue Code. Actual contributions paid to the plans, and expensed by the Company, for the three years ended December 31, were as follows:

(DOLLARS IN THOUSANDS)       2002    2001    2000
                             ----    ----    ----
401(k)                       $234    $143    $134
ESOP                          389     368     361
                             ----    ----    ----
                             $623    $511    $495
                             ====    ====    ====

        In February 2001, the ESOP borrowed funds from an unrelated financial institution to acquire common shares of the Company. The loan is secured by the shares purchased with the proceeds, and will be repaid from discretionary contributions to the ESOP and earnings on the ESOP assets. The loan is also guaranteed by WBC. The shares purchased with the loan proceeds are held in a suspense account for allocation among participants as the loan is repaid. As payments are made and shares are released from the suspense account, such shares will be validly issued, fully paid and non-assessable. At December 31, 2002 and 2001 the loan balance was $1.7 million and $1.8 million, respectively.

        As shares are committed to be released for allocation, the Company reports compensation expense equal to the current market price of the shares, and shares become outstanding for earnings per share computations. Dividends on allocated shares are recorded as a reduction of retained earnings; dividends on unallocated shares are recorded as a reduction of debt and accrued interest. ESOP compensation expense related to leveraged shares was $287 thousand in 2002, $157 thousand in 2001 and $84 thousand in 2000. The ESOP shares as of December 31, 2002 and 2001 were as follows.

                                                     2002          2001
                                                  ----------    ----------
Allocated shares                                     185,531       165,068
Shares committed to be released for allocation         8,546         6,783
Unreleased shares                                     71,150        74,609
                                                  ----------    ----------
                                                     265,227       246,460
                                                  ----------    ----------
Fair value of unreleased shares                   $1,727,593    $1,641,000
                                                  ==========    ==========

        The Company established an incentive stock option plan in 1999 that covers directors and certain officers of the Company. Under this plan, options to purchase stock have been granted to these directors and officers. This plan provides for the issue of up to 551,250 options. Exercise price is the market price at the date of grant. The maximum option term is ten years, options issued to directors are vested immediately, while options issued to certain officers vest over a three year period. In the event, however, of a change in control, options issued to these officers become fully vested and exercisable immediately.

        A summary of the activity in the plan is as follows:

                                                2002                   2001                   2000
                                         --------------------   ---------------------   -------------------
                                                    Weighted                 Weighted              Weighted
                                                    Average                  Average               Average
                                                    Exercise                 Exercise              Exercise
                                          Shares     Price       Shares       Price     Shares      Price
                                         -------    ---------   --------     --------   -------    --------
Outstanding at beginning of year         139,760     $22.26       83,680     $24.34      57,440    $  28.65
Granted                                   48,300      24.33       60,270      20.00      26,240       14.92
Exercised                                      0       0.00            0       0.00           0        0.00
Forfeited                                      0       0.00       (4,190)     31.30           0        0.00
                                         -------     ------     --------     ------     -------    --------
Outstanding at end of year               188,060      22.79      139,760      22.26      83,680       24.34
Options exercisable at year-end          133,523      24.15       85,911      24.39      44,982       26.30
Remaining options available for grant    363,190                 411,490                467,570

        Options outstanding at year-end 2002 were as follows:

                                    Weighted
                                    Average
Exercise            Number         Remaining            Number
Price             Outstanding     Contractual         Exercisable
--------          -----------     -----------         -----------
$  14.06            16,317           8 years                 0
   16.32             9,922           8 years             9,922
   20.00            60,270           9 years            37,800
   23.58            19,735           7 years            19,735
   24.33            48,300          10 years            32,550
   31.30            33,516           6 years            33,516

13   OTHER OPERATING EXPENSES

        Other operating expenses include the following major categories of expense:

(DOLLARS IN THOUSANDS)  2002          2001          2000
                       ------        ------        ------
Data processing        $  990        $  910        $  729
Franchise taxes           680           628           551
Other operating         3,451         3,437         2,938
                       ------        ------        ------
                       $5,121        $4,975        $4,218
                       ======        ======        ======

14  INCOME TAXES

        Income tax expense was as follows:

(DOLLARS IN THOUSANDS)             2002            2001             2000
                                  -------         -------         -------
Federal current                   $ 3,840         $ 3,878         $ 3,651
Federal deferred (benefit)           (306)           (247)           (253)
                                  -------         -------         -------
                                  $ 3,534         $ 3,631         $ 3,398
                                  =======         =======         =======

The sources of gross deferred tax assets and gross deferred tax liabilities at December 31, were as follows:

(DOLLARS IN THOUSANDS)                                   2002            2001             2000
                                                        -------         -------         -------
ITEMS GIVING RISE TO DEFERRED TAX ASSETS:
Allowance for loan losses                               $ 2,053         $ 1,979         $ 1,531
Employee benefits                                           380             312             266
Accrued ESOP contribution                                    95               0               0
Unrealized gain on loans held for sale                      227               0               0
Intangible assets                                            72             127             155
Other                                                        29               3               5
                                                        -------         -------         -------
                                                          2,856           2,421           1,957
ITEMS GIVING RISE TO DEFERRED TAX LIABILITIES:

Depreciation                                               (282)           (145)           (164)
FHLB stock dividend                                        (267)           (234)           (187)
Leases                                                     (117)            (89)           (193)
Unrealized gain on securities available-for-sale         (1,837)         (1,126)           (296)
Loan servicing                                             (253)           (179)
Other                                                       (87)           (230)           (116)
                                                        -------         -------         -------
                                                         (2,843)         (2,003)           (956)
                                                        -------         -------         -------
Net deferred tax assets                                 $    13         $   418         $ 1,001
                                                        =======         =======         =======

        The Company has sufficient taxes paid in prior years to support recording these deferred tax assets without a valuation allowance.

        The reasons for the differences between income tax expense and the amount computed by applying the statutory federal income tax rates of 35% for the three years presented are as follows:

(DOLLARS IN THOUSANDS)                                 2002              2001            2000
                                                      -------          -------          -------
Tax at federal statutory rate                         $ 4,209          $ 4,196          $ 3,933
Effect of tax-exempt income                              (574)            (482)            (465)
Effect of non-deductible goodwill amortization              0               29               67
Other                                                    (101)            (112)            (137)
                                                      $ 3,534          $ 3,631          $ 3,398
                                                      -------          -------          -------
Effective tax rate                                      28.71%           29.58%           29.49%
                                                      =======          =======          =======

15   COMMITMENTS AND CONTINGENCIES

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

        The contractual amounts of financial instruments with off-balance-sheet risk were as follows at year end.

(DOLLARS IN THOUSANDS)               2002            2001
                                    -------        -------
Commitments to extend credit        $21,710        $ 9,755
Unused lines of credit               74,479         73,060
Standby letters of credit               563          1,513

        Commitments to make loans are generally made for 60 days or less. Included in commitments to extend credit at December 31, 2002 and 2001, were $5.0 million and $10.3 million in fixed rate loans with interest rates ranging from 4.75% to 8.25% in 2002, and 6.00% to 7.50% in 2001. Maturities range from 1 to 30 years for 2002 and 3 to 30 years for 2001.

        The Company has entered into employment agreements with certain officers of the Company and its affiliates. The term of the agreements are ten years. The employment agreements provide that in the event of a "change in control" of Wayne Bancorp, Inc., the officers would be entitled to benefits under the agreement.

16   REGULATORY MATTERS

        Dividends are paid by the Company from its assets which are mainly provided by dividends from its subsidiaries. However, certain restrictions exist in regard to the ability to transfer funds to the Company in the form of dividends. The approval of the Comptroller of the Currency, for WCNB, and the Federal Reserve Board, for CVB, is required in order to pay dividends in excess of earnings retained in the current year plus retained earnings from the preceding two years. At year-end 2002, the amount of retained earnings available for dividends without this approval is $2.0 million for WCNB and $1.2 million for CVB.

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

                             CAPITAL TO RISK-     TIER 1 CAPITAL TO
                             WEIGHTED ASSETS       AVERAGE ASSETS
                            ------------------    -----------------
                            TOTAL       TIER 1
                            -----       ------
Well capitalized             10%          6%            5%
Adequately capitalized        8%          4%            4%
Undercapitalized              6%          3%            3%

At year-end, consolidated and Bank only actual capital levels and minimum required levels were as follows:


                                                                                                            TO BE WELL
                                                                                 FOR CAPITAL            CAPITALIZED UNDER
                                                                                  ADEQUACY              PROMPT CORRECTIVE
                                                        ACTUAL                    PURPOSES              ACTION PROVISIONS
                                                --------------------        --------------------       --------------------
(DOLLARS IN THOUSANDS)                           AMOUNT        RATIO         AMOUNT       RATIO        AMOUNT         RATIO
                                                -------        -----        -------        -----       -------        -----
AS OF DECEMBER 31, 2002:
TOTAL CAPITAL (TO RISK WEIGHTED ASSETS)

Consolidated                                    $67,125        16.5%        $32,604         8.0%       $40,756        10.0%
WCNB                                             47,746        15.2%         25,149         8.0%        31,436        10.0%
CVB                                              15,403        15.0%          8,218         8.0%        10,272        10.0%

TIER 1 CAPITAL (TO RISK WEIGHTED ASSETS)

Consolidated                                     62,019        15.2%         16,302         4.0%        24,453         6.0%
WCNB                                             33,810        10.8%         12,574         4.0%        18,862         6.0%
CVB                                              11,116        10.8%          4,109         4.0%         6,163         6.0%

TIER 1 CAPITAL (TO AVERAGE ASSETS)

Consolidated                                     62,019        10.2%         24,430         4.0%        30,538         5.0%
WCNB                                             33,810         7.7%         17,539         4.0%        21,924         5.0%
CVB                                              11,116         6.4%          6,952         4.0%         8,690         5.0%

AS OF DECEMBER 31, 2001
TOTAL CAPITAL (TO RISK WEIGHTED ASSETS)

Consolidated                                    $64,077        15.4%        $33,293         8.0%       $41,617        10.0%
WCNB                                             47,584        15.0%         25,351         8.0%        31,688        10.0%
CVB                                              13,801        13.9%          7,970         8.0%         9,962        10.0%

TIER 1 CAPITAL (TO RISK WEIGHTED ASSETS)

Consolidated                                    $58,867        14.2%        $16,647         4.0%       $24,970         6.0%
WCNB                                             39,868        12.6%         12,675         4.0%        19,013         6.0%
CVB                                              12,553        12.6%          3,985         4.0%         5,977         6.0%

TIER 1 CAPITAL (TO AVERAGE ASSETS)

Consolidated                                    $58,867         9.8%        $23,976         4.0%       $29,970         5.0%
WCNB                                             39,868         9.2%         17.337         4.0%        21,671         5.0%
CVB                                              12,553         7.5%          6,700         4.0%         8,375         5.0%

At year-end 2002 and 2001, the Company and subsidiaries were categorized as well capitalized. Management is not aware of any conditions subsequent to year-end that would change the Company's or the Banks' capital category.

17   WAYNE BANCORP, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION

BALANCE SHEETS

                                                 YEARS ENDED DECEMBER 31,
                                                 ------------------------
(DOLLARS IN THOUSANDS)                             2002           2001
                                                  -------        -------
ASSETS
Cash                                              $ 1,272        $ 1,975
Securities available-for-sale                       1,223            734
Subordinated note from subsidiary                  13,000          3,750
Investment in subsidiaries                         51,650         56,713
Other assets                                          634            989
                                                  -------        -------
TOTAL ASSETS                                      $67,779        $64,161
                                                  -------        -------
LIABILITIES                                       $ 1,355        $ 2,360

SHAREHOLDERS' EQUITY                               66,424         61,801
                                                  -------        -------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY        $67,779        $64,161
                                                  =======        =======

STATEMENTS OF INCOME

                                                               YEARS ENDED DECEMBER 31,
                                                       ----------------------------------------
(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)            2002              2001           2000
                                                       --------         -------         -------
Dividends from subsidiaries                            $ 16,337         $ 3,107         $ 2,942
Other income                                                102             394             599
                                                       --------         -------         -------
                                                         16,439           3,501           3,541
Other expenses                                              655             608             190
                                                       --------         -------         -------
Income before income taxes and equity
 in undistributed earnings of subsidiaries               15,784           2,893           3,351
Federal income tax (benefit)                               (260)           (192)            (61)
                                                       --------         -------         -------
                                                         16,044           3,085           3,412

Equity in undistributed earnings (distributions
 in excess of earnings) of subsidiaries                  (7,266)          5,558           4,713
                                                       --------         -------         -------
Net income                                             $  8,778         $ 8,643         $ 8,125
                                                       ========         =======         =======


STATEMENTS OF CASH FLOWS

                                                         YEARS ENDED DECEMBER 31,
                                                  ----------------------------------------
(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)       2002             2001            2000
                                                  --------         -------         -------
OPERATING ACTIVITIES
Net income                                        $  8,778         $ 8,643         $ 8,125
Adjustments to reconcile net income
 to net cash provided by operating
 activities (equity in undistributed
 earnings) distributions in excess of
 earnings of subsidiaries                            7,269          (5,558)         (4,713)
Other, net                                             (96)           (224)           (266)
                                                  --------         -------         -------
Net cash from operating activities                $ 15,951           3,309           3,146

INVESTING ACTIVITIES

Purchase of securities available-for-sale             (421)            (96)             (8)
Proceeds from sales and maturities of
 securities available-for-sale                                          49              69
Capitalization of MidOhio Data, Inc.                  (902)
Purchase subordinated note from subsidiary         (13,000)
Proceeds from repayment of
 subordinated note from subsidiary                   3,750           3,750           2,500
Purchase of premises and equipment, net               (261)           (357)              0
                                                  --------         -------         -------
Net cash from investing activities                 (10,834)          3,346           2,561

FINANCING ACTIVITIES

Net change in short-term borrowings                                                   (605)
Cash dividends paid                                 (2,866)         (2,657)         (2,540)
Cash paid in lieu of fractional shares
 on 5% stock dividend                                  (15)            (14)
Treasury stock purchased, net                       (2,939)         (4,113)           (491)
                                                  --------         -------         -------
Net cash from financing activities                  (5,820)         (6,784)         (3,636)
                                                  --------         -------         -------
Net change in cash                                    (703)           (129)          2,071
Cash at beginning of year                            1,975           2,104              33
                                                  --------         -------         -------
Cash at end of year                               $  1,272         $ 1,975         $ 2,104
                                                  ========         =======         =======


18   EARNINGS PER COMMON SHARE

        The factors used in the earnings per common share computations were as follows:

(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)                  2002                2001                2000
                                                           -----------         -----------         -----------
BASIC

Net income                                                 $     8,778         $     8,643         $     8,125
                                                           -----------         -----------         -----------
Weighted average common shares outstanding                   4,844,531           5,009,990           5,047,067
Less: average unallocated ESOP shares                          (78,559)            (61,439)             (3,117)
                                                           -----------         -----------         -----------
Average shares                                               4,765,972           4,948,551           5,043,950
                                                           ===========         ===========         ===========
Basic earnings per common share                            $      1.84         $      1.75         $      1.61
                                                           ===========         ===========         ===========
DILUTED

Net income                                                 $     8,778         $     8,643         $     8,125
                                                           -----------         -----------         -----------
Weighted average common shares outstanding
 for basic earnings per common share                         4,765,972           4,948,551           5,043,950
Add: diluted effects of assumed exercises
 of stock options                                               11,514               5,042                 110
                                                           -----------         -----------         -----------
Average shares and dilutive potential common shares          4,777,486           4,953,593           5,044,060
                                                           ===========         ===========         ===========
Diluted earnings per common share                          $      1.84         $      1.75         $      1.61
                                                           ===========         ===========         ===========

        Stock options for 101,551, 53,251 and 67,363 shares of common stock were not considered in computing diluted earnings per common share for 2002, 2001 and 2000 because they were antidilutive.

19   QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                              NET EARNINGS
                                          NET       PROVISION                  PER SHARE
(DOLLARS IN THOUSANDS    INTEREST       INTEREST      FOR          NET      -----------------
EXCEPT PER SHARE DATA)   INCOME         INCOME     LOAN LOSSES    INCOME    BASIC     DILUTED
                         -------        ------     -----------    ------    -----     -------
2002

First Quarter            $ 9,416        $6,209        $150        $2,292    $0.47     $0.47
Second Quarter             9,027         5,861         150         2,021     0.42      0.42
Third Quarter              8,999         5,987         150         2,115     0.45      0.45
Fourth Quarter             8,902         6,131           0         2,350     0.50      0.50

2001

First Quarter            $10,388        $5,732        $ 69        $1,922    $0.38     $0.38
Second Quarter            10,300         5,981          69         2,143     0.43      0.43
Third Quarter             10,235         6,095          69         2,212     0.45      0.45
Fourth Quarter            10,172         6,616         494         2,366     0.49      0.49

MANAGEMENT DISCUSSION AND ANALYSIS

Introduction

The following commentary represents Management's discussion and analysis of the Company's financial condition and results of operations. This review highlights the principle factors affecting earnings during 2002, 2001 and 2000 and significant changes in the consolidated balance sheets for the years ending December 31, 2002 and 2001. Financial information for prior years is presented when appropriate. The objective of this financial review is to enhance the reader's understanding of the accompanying financial statements and related information of the Company. This review should be read in conjunction with the audited consolidated financial statements, footnotes, financial ratios and statistics and other information contained in this report, and the Company's 10-K. Where applicable, Management's insights of known events and trends that have or may reasonably be expected to have a material effect on the Company's operations and financial condition are discussed.

Wayne Bancorp, Inc. is a locally managed and operated multi-bank holding company whose bank subsidiaries include Wayne County National Bank (WCNB) and Chippewa Valley Bank (CVB). The Company also operates two non-bank subsidiaries, MidOhio Data, Inc. (MID), a data processing company that performs proof operations for WCNB and data processing for CVB, while Chippewa Valley Title Agency, Inc.
(CVT), a wholly-owned subsidiary of WCNB, performs activities relating to title insurance for the bank subsidiaries. These entities are collectively referred to as the "Company." The Company provides banking and financial related services to individual and commercial customers in Wayne, Holmes, Medina and Stark counties. The Company's deposits are insured by the Federal Deposit Insurance Corporation, and both bank subsidiaries are members of the Federal Reserve System. WCNB is subject to supervision, examination and regulation by the Comptroller of the Currency, and CVB is subject to supervision, examination and regulation by the Federal Reserve Board and the Ohio Division of Financial Institutions. The Company and MID are subject to supervision, examination and regulation by the Federal Reserve Board.

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

TABLE I: FINANCIAL RATIOS FOR FIVE YEARS

                                         2002        2001       2000       1999        1998
                                         -----       -----      -----      -----       -----
RATE OF RETURN ON:
Average assets                            1.45%       1.50%      1.47%      1.47%       1.44%
Average equity                           13.60       14.10      14.55      14.44       12.60
Beginning equity                         14.21       14.43      15.26      13.30       13.10
AS A PERCENT OF AVERAGE ASSETS:
Net interest income                       3.99%       4.24%      4.06%      4.07%       4.21%
Non-interest income                       0.82        0.85       0.76       0.75        0.74
Provision for loan losses                 0.07        0.12       0.04       0.03        0.05
Non-interest expense                      2.70        2.83       2.74       2.71        2.91
Dividends as a percent of net income     37.41       35.95      36.21      35.58       31.95
OTHER
Average loans to average deposits        77.76%      84.08%     81.87%     76.88%      77.31%
Net loan charge-offs (recoveries)
  to average loans                        0.06        0.06       0.02      (0.03)       0.08

Allowance to year-end net loans           1.63%       1.50       1.43       1.46        1.51
Average shareholders' equity
  to average assets                      10.65       10.64      10.08      10.18       11.39
CHANGES IN AVERAGE BALANCES:
Total assets                              5.16%       3.93%      3.76%      4.86%       5.91%
Shareholders' equity                      5.30        9.76       2.66      (6.28)       8.45
Loans                                    (1.60)       5.33      11.18       7.32        3.30
Deposits                                  6.38        2.56       4.41       7.92        7.92

Results of Operations

The Company's net income for 2002 was $8.78 million, which is an increase of $134 thousand, or 1.6% over 2001 net income of $8.64 million, which increased $518 thousand, or 6.4% from net income of $8.13 million in 2000. Net income per share, basic and diluted, was $1.84 in 2002, compared to $1.75 in 2001 and $1.61 in 2000.

Return on average assets for 2002 was 1.45% compared to 1.50% for 2001 and 1.47% in 2000, while return on average equity was 13.60% in 2002, compared to 14.10% in 2001 and 14.55% in 2000.

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

Total interest and fee income for 2002 was $36.3 million, which decreased $4.8 million, or 11.6% from the $41.1 million earned in 2001, which decreased $400 thousand, or .9% from the $41.5 million earned in 2000. The most significant impact on the Company's interest income for all years presented is the changes in the prime rate of interest offset by an increase in earning assets. Due to economic weakness and recession concerns, the Federal Open Market Committee
(FOMC) has lowered the target federal funds rate 525 basis points through a series of 12 rate cuts since January 1, 2001. As the prime rate of interest tends to change with the federal funds rate, the prime rate experienced similar movements. As a result of these rate changes, the yield generated on earning assets has declined accordingly, as a large portion of the loan portfolio including commercial and home equity loans are tied to the prime rate of interest, thus reducing interest income despite an increase in earning assets. During 2002, the Company experienced an increase in earning assets of $18.2 million, which comprised an increase in securities and federal funds sold of $23.0 million, offset by a $4.8 million reduction in loans. During 2001, earning assets increased by $32.8 million, consisting of a $24.5 million increase in loans and an increase in securities and federal funds sold of $8.2 million. These changes in the composition of earning assets, are largely effected by loan demand and market conditions, which can be impacted by a variety of factors, including interest rates, economic forecasts and the global economy. The tax equivalent yield on average earning assets for 2002 was 6.52% compared to 7.73% in 2001 and 8.13% in 2000.

Total interest expense for 2002 was $12.1 million, which decreased $4.6 million, or 27.2% from interest expense of $16.7 million in 2001, which decreased $2.3 million, or 12.3% from interest expense of $19.0 million in 2000. The cost of funds on average interest bearing deposits and borrowed funds was 2.60% at December 31, 2002, compared to 3.77% at December 31, 2001 and 4.44% at December 31, 2000. Total interest bearing liabilities at December 31, 2002 were $475.2 million, which increased $13.6 million from $471.6 million in 2001, which increased $33.6 million from $438.0 million in 2000. The decrease in the cost of funds from 2000 to 2002 is a result of the Company lowering rates on deposits in order to maintain a strong net interest margin in response to the falling rate environment.

The Company's Asset/Liability Committee monitors the maturity structure and rates of all interest earning assets and interest bearing liabilities to maintain stability in the net interest income. Like many banks, the Company operates with a negative one-year GAP position, where interest bearing liabilities subject to repricing exceed interest bearing assets subject to repricing within the one-year period. Despite the negative one-year GAP position, which favors a falling rate environment, the Company experienced a slight decrease in the net interest spread, which is the difference between rates earned on assets and the rates paid on deposits and borrowed funds, from 3.96% in 2001 to 3.92% in 2002. This decrease is due to the prolonged low rate environment which has caused the assets to continue repricing downward at a larger magnitude than the liabilities. Based on the prolonged weakness in the economy, global tensions and other factors there are many uncertainties that prevent us from rendering a solid long-term forecast with respect to the future direction of interest rates. However, the Company has positioned its balance sheet to favor a rising rate environment, by adjusting the stated maturities on its assets and liabilities in a manner to take advantage of repricing opportunities when rates begin to rise. Given the Company' one-year negative GAP position a rising interest rate environment will generally have a negative impact on net interest income. However, a significant amount of liabilities subject to repricing in one year or less are savings and interest bearing checking accounts that have no stated maturity or contractual interest rate levels. Therefore, Management has some ability to control rate increases on these deposit products based on loan demand and funding needs.

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

At December 31, 2002, the allowance for loan losses was $6.0 million, or 1.63% of total loans compared to $5.82 million, or 1.50% at December 31, 2001. During 2002, the Company experienced net charge-offs of $232 thousand, while in 2001 the Company had net charge-offs of $223 thousand.

At December 31, 2002, the Company had loans that were past due 90 days or more and still accruing interest of $326 thousand, or .08% of total loans compared to $217 thousand or .05% at December 31, 2001. At December 31, 2002 the Company had $1.04 million of loans classified as non-accrual, while in 2001 loans classified as non-accrual were $800 thousand.

The provision for loan losses charged to operations was $450 thousand in 2002 compared to $701 thousand in 2001, and $216 thousand in 2000. The decrease in 2002 from 2001 is primarily due to a net reduction in loan balances from the previous year. Although the weak economic conditions were evident during 2002, the Company's charge-offs increased only slightly from $421 thousand in the prior year to $465 thousand in 2002, corresponding to the current provision. The increase in 2001 over 2000 was primarily in response to continued economic weakness, the increase in loans graded watch or below, an increase in the overall loan portfolio of $12.6 million and a shift in the portfolio composition to more commercial loans which increased by $47.0 million or 26.44% during 2001. The increased composition of commercial loans generally increases the overall risk in the loan portfolio due to the business nature of these credits. Although the Company has historically experienced minimal asset quality problems in the commercial portfolio, these loans tend to show signs of deterioration after the business cycle has reached its trough, or bottomed out.

Non-interest Income

In 2002, total non-interest income was $4.94 million compared to $4.87 million in 2001, and $4.20 million in 2000. Non-interest income of the Company consists of fees generated for providing banking related services to our customers. This income is derived from several components, including service charges and fees on deposits, income for Investment and

Trust Services, insurance commissions from Chippewa Valley Title, gains on loan and investment sales, and other non-interest income.

Service charges and fees on deposits in 2002 were $2.17 million, which increased $44 thousand, or 2.1% from $2.12 million in 2001, which increased $316 thousand, or 17.5% from $1.81 million in 2000. The increase in 2002 compared to 2001, is due to a $77 thousand increase in fees earned from non-sufficient funds and a $7 thousand increase in fees generated from the Company's Automated Teller Machines (ATM's), offset by a $41 thousand decrease in core service charges. The increase in 2001 is partially due to fee adjustments made during the third quarter of 2000. Management monitors our market area to ensure that the fees charged on these deposit accounts are competitive, and also reviews the costs associated with offering these accounts when determining the fee to charge the customer. The increase in fees is also attributable to the Company implementing its online banking product in 2001, which allows customers to check balances, transfer funds and pay bills from a personal computer.

Investment and Trust Services income for 2002 was $1.50 million, which is an increase of $5 thousand, or .3% from 2001 income of $1.50 million, which increased $26 thousand, or 1.8% from income of $1.48 million in 2000. The increase in Trust income for 2002 was primarily due to increases in the Retirement Services area due to the changes and enhancements implemented during 2001, which includes additional product offerings and service via the Internet. The increase in Trust income for 2001 is primarily due to changes in the fee structure as well as an increase in assets under management. The fair-market value of Trust assets at December 31, 2002 was $296 million compared to $315 million and $312 million for December 31, 2001 and 2000 respectively. The decrease in assets under management in 2002 is primarily related to the decline in the equity markets offset by an increase in assets in the Retirement Services area.

Other non-interest income was $1.27 million in 2002, which increased $27 thousand, or 2.4% from $1.24 million in 2001, which increased $331 thousand or 36.3% from $912 thousand in 2000. The increase in 2002 compared to 2001, is due to increases in several areas offset by a decline in realized gains on the sales of loans. During 2002 mortgage loan servicing fees increased by $33 thousand due to an increase in loans being serviced, commissions from CVT increased $58 thousand primarily due to a full year of operations compared to only five months in 2001, investment gains increased by $29 thousand, debit card interchange fees increased by $32 thousand due to increased usage and gains from real estate sales increased by $23 thousand. These increases were offset by a $190 thousand decrease in gains from loan sales compared to the prior year. The increase in 2001 over 2000 is primarily due to income generated from the sale of mortgage loans into the secondary market, which includes a net gain of $181 thousand and a mortgage servicing asset of $320 thousand, while in 2001 the Company recorded a net loss of $165 thousand and mortgage servicing asset of $260 thousand. In addition, in 2001, the Company recorded net gains on the sale of securities of $33 thousand, which is a $30 thousand increase over net gains of $3 thousand in 2000. These increases were offset by a $45 thousand decline in fees from discount brokerage and $79 thousand less in subsidiary income.

Non-interest Expense

Non-interest expenses are comprised of salaries and employee benefits, occupancy and equipment, and other operating expenses. Total non-interest expense was $16.37 million in 2002, which increased $53 thousand, or .3% from $16.32 million in 2001, which increased $1.37 million, or 9.2% from $14.95 million in 2000. The Company anticipates that non-interest expenses will increase during 2003 due to the construction of a new headquarters facility for CVB, which is being built in Wadsworth, Ohio.

Total salaries and employee benefits were $9.20 million in 2002, which increased $124 thousand, or 1.4% from $9.08 million in 2001, which increased $700 thousand, or 8.4% from $8.38 million in 2000. During 2002, salaries and payroll taxes increased by $308 thousand and retirement benefits increased $139 thousand while health insurance decreased by $324 thousand. The increase in salaries and payroll taxes is due to making annual compensation adjustments as needed to set compensation at a level that is competitive within our market area. The increase in retirement benefits during 2002 is primarily due to increasing the employer match during 2002 compared to 2001. The decrease in health insurance costs is primarily due to the Company implementing changes to the health insurance plan during the fourth quarter of 2001 that reduced the overall cost to the Company as well as a decrease in health related expenses. During 2001 salaries and payroll taxes increased by $202 thousand, while health insurance and retirement benefits increased by $305 thousand and $187 thousand respectively. The increase in salaries during 2001 compared to 2000 was primarily the same as in 2002, which is due to annual compensation adjustments. The increase in retirement benefits compared to 2000 is due to funding a portion of these costs from accrued expenses during 2000. The increase in employee health insurance is due to an increase in costs as well as an increase in health related claims compared to 2000.

Occupancy and equipment expense was $2.05 million in 2002, which decreased $50 thousand, or 2.4% from $2.10 million in 2001, which increased $79 thousand, or 3.9% from $2.02 million in 2000. The primary reason for the decrease in 2002 compared to 2001 is due to a reduction in expenses related to building and equipment maintenance and repairs and utilities. The primary reason for the increase in 2001 over 2000 is due to increases in repairs and maintenance and real estate taxes, offset by a reduction in depreciation. Included in repairs and maintenance are ongoing expenses to maintain the condition and appearance of facilities and renovate as needed for staffing requirements and customer service.

Other operating expenses were $5.12 million in 2002, which increased $60 thousand, or 1.2% from $5.06 million in 2001, which increased $843 thousand, or 20.0% from $4.22 million in 2000. The increase in 2002 compared to 2001 is due to increases in expenses related to franchise tax, Investment and Trust Services, bank service charges, telephone, advertising, data processing and the expenses for operation of the Company's ATM's. These increases were offset by decreases in expenses related to FDIC insurance, stationary and supplies, donations, intangible amortization and deposit charge-offs. The increase in 2001 compared to 2000 is due to increases in expenses related to director's fees, franchise tax, Investment and Trust Services, advertising, professional services and data processing. These increases were offset by decreases in insurance, donations, and amortization expense.

Income Taxes

Federal income taxes were $3.53 million in 2002, which decreased $97 thousand or 2.7% from $3.63 million in 2001, which increased $233 thousand or 6.9% from $3.4 million in 2000. The change in federal income taxes is due to the changes in pre-tax earnings of the Company as well as adjustments of deferred tax assets and liabilities. The income tax expense represents an effective tax rate of 28.7% for 2002, 29.6% for 2001, and 29.5% for 2000. The effective tax rate paid by the Company is impacted by the amount of tax-free income that is generated through tax-exempt securities and loans to tax-exempt customers.

Financial Condition

Total assets at December 31, 2002 were $623.6 million, which is an increase of $14.9 million, or 2.5% over total assets of $608.7 million at December 31, 2001. The Company's earning assets increased $18.2 million from $568.4 million in 2001 to $586.6 million in 2002. At December 31, 2002, earning assets as a percentage of total assets were 94.1% compared to 93.3% at December 31, 2001. Loans as a percentage of total assets decreased from 63.7% at December 31, 2001 to 59.3% at December 31, 2002, while the securities portfolio experienced an increase from 27.1% of total assets at December 31, 2001 to 29.7% at December 31, 2002. The growth in earning assets was primarily funded through a $20.0 million increase in deposits, while short-term borrowings and Federal Home Loan Bank advances declined by $9.6 million.

Securities

The securities portfolio was $184.9 million at December 31, 2002, compared to $165.1 million at December 31, 2001, which represents an increase of $19.8 million, or 12.0%. This increase is primarily due to using the proceeds from the mortgage loan sales to purchase short-term securities. As these securities mature it is Management's intention to use the proceeds to fund future growth in the loan portfolio, or invest in similar securities.

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

Total loans at December 31, 2002, including loans held-for-sale, were $394.6 million, compared to $399.4 million at December 31, 2001. This represents a decrease of $4.8 million, or 1.2% from 2001 to 2002. The three major loan categories are commercial, real estate and consumer which represented 61%, 25% and 9% of total loans at December 31, 2002, compared to 58%, 27% and 11% at December 31, 2001.

Commercial loans at December 31, 2002 were $242.1 million, which increased $17.4 million, or 7.3% from $224.7 million at December 31, 2001. Despite the continued economic weakness the Company experienced solid loan growth in the commercial loan area during 2002. However, Management expects that growth in this area may be hindered during 2003 due to the prolonged weak economy, global tensions and lack of positive indicators signaling a recovery.

Real estate loans at December 31, 2002, were $75.7 million compared to $103.9 million at December 31, 2001. This represents a decrease of $28.2 million, or 27.1%. This decrease is primarily due to the sale of $37.3 million of loans during 2002. The Company is anticipating mortgage loan activity to remain steady during 2003 as a result of historically low interest rates creating opportunities for borrowers to refinance their existing mortgages as well as increase their borrowing capacity while maintaining similar payments. In addition to the Company's real estate loans recorded on the balance sheet, the Company also services approximately $84.0 million of loans that have been sold into the secondary market.

Management's decision to sell loans is based on market conditions and the interest rate environment, as well as portfolio alignment and to provide liquidity for future loan demand. Loans that Management considers eligible for sale are those 15 and 30 year fixed rate, one-to-four family residential loans that have been originated within the previous 12 months. If these loans are not sold within this 12 month period they are transferred to, and considered portfolio loans. At December 31, 2002 there were $24.8 million of loans classified as held-for-sale, while there were $11.9 million at December 31, 2001.

Consumer loans at December 31, 2002 were $34.3 million, which decreased $10.2 million, or 23.0% from $44.5 million at December 31, 2001. This decrease is due to the weak economic conditions that have continued throughout 2002, as well as the extension of the zero percent, and low rate financing options offered by the automobile manufacturers. The Company expects that consumer loan balances will continue to fall during 2003 as well due to these economic conditions and high consumer debt levels. As consumer loans carry the greatest risk proportionately within the loan portfolio, the Company will continue to grant credit in a conservative manner as Management believes this will maintain the quality of the portfolio and potentially minimize future losses in economic down cycles.

Sources of Funds

The Company is committed to providing a full range of banking products and services to its customers. The deposit products offered by the Company provide a means for customers to safely invest their money while earning a competitive rate of return on their funds.

The Company's primary sources of funds are core deposits originated from within its market area, which includes traditional checking, savings and certificate of deposit accounts.

At December 31, 2002, total deposits were $521.5 million, which increased $19.9 million, or 4.0%, over total deposits of $501.6 million at December 31, 2001. The primary reason for this increase in core deposits is due to the Company maintaining competitive rates within its market area in order to attract and retain deposits. In addition to maintaining competitive rates, Management believes that a portion of this deposit growth was due to investors withdrawing their funds from the equity markets and placing them in safe stable financial institutions in order to preserve their investment. Management is also aware that these funds may not be considered core deposits and may be subject to withdrawal as the economy and equity markets become more favorable. As a result of this Management continues to monitor deposit activity closely to ensure that the Company's interest rate risk and liquidity objectives are not comprised. In addition to these deposits, the Company offers securities sold under agreements to repurchase (repurchase agreements), which provides the Company with a source of funds that pays interest to corporate customers. Repurchase agreements at

December 31, 2002 were $29.6 million, which is a decrease of $4.0 million, or 11.9% from $33.6 million at December 31, 2001.

During 2002, the Company experienced a shift in the deposit mix compared to 2001. From a percentage standpoint, commercial deposits, which includes checking accounts as well as money market savings and checking accounts, and certificates of deposit both declined, while savings deposits increased. The primary reason for this change is due to the current low rate environment. As rates are historically low, customers have shifted their funds into these non-maturity deposits, which increases their liquidity, and will hence allow them to convert these deposits into higher yielding certificates or other investments as the economy recovers and rates start to rise.

In addition to core deposits and repurchase agreements, the Company also utilizes alternative funding sources to fund loan demand, primarily overnight federal funds borrowings and advances from the Federal Home Loan Bank. The Company currently has approximately $27.0 million available in overnight federal funds that may be drawn from correspondent banks, none of which had been used as of December 31, 2002. In addition, the subsidiaries are members of the Federal Home Loan Bank system, which provides funding based on a percentage of balances in one-to-four family residential loans. Although these alternative funding sources generally cost more than core deposits, they allow the Company to customize the borrowing terms to match the repayment schedule on loans. The Company has traditionally used these advances to match fund fixed rate commercial loans with similar repayment characteristics. The Company will continue to use these alternative funding sources, as needed, based upon deposit growth and loan demand. At December 31, 2002, the Company had outstanding advances from the Federal Home Loan Bank of $1.3 million, which is a decrease of $5.5 million or 80.9% from $6.8 million at December 31, 2001. This decrease is due to the repayment of these advances during the year, without taking out any new advances.

Core deposit growth is an ongoing objective of Management to facilitate funding for loan demand and asset growth. As consumers have become more "mobile" through direct deposit, online banking and other means, growing these core deposits with traditional accounts and services has become more difficult. Further, Management realizes that competition for deposits also includes mutual funds and the equity markets. To facilitate growth in deposits, Management monitors rates and products within the Company's market area to ensure its products, fees, and rates are competitive. The Company also offers a broad selection of delivery channels including the traditional branch and ATM network, online and telephone banking, and debit cards. In addition to the current branch network CVB is currently constructing a new corporate headquarters in Wadsworth, Ohio to facilitate loan and deposit growth in a growing market.

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

There are several key ratios used to monitor regulatory capital adequacy. One such ratio is the percent of stockholders' equity, excluding accumulated other comprehensive income, to total assets. At December 31, 2002, this ratio was 10.1% compared to 9.8% at December 31, 2001.

Other key ratios used in determining regulatory capital adequacy include the risk based capital ratio and the leverage capital ratio. The risk based capital ratio is based on the risk-adjusted assets of the Company as a percentage of the Company's adjusted capital. The Company's assets are assigned risk weightings based upon the risk inherent in those assets, and then these risk-weighted assets are compared to the Company's adjusted capital, which includes the Company's capital accounts less intangibles, plus a portion of the allowance for loan losses. Regulatory agencies require a minimum ratio of 8%, with at least half of that being in core capital. Core capital, or Tier 1 capital, consists of shareholders' equity less accumulated other comprehensive income and general intangibles and Tier 2 capital includes Tier 1 capital plus a portion of the allowance for loan losses. The leverage ratio compares Tier 1 capital to the Company's average assets, adjusted for general intangibles.

The Company's total risk based capital ratio at December 31, 2002 and 2001 was 16.5% and 15.4% respectively. The Company's Tier 1 capital to risk-weighted assets ratio was 15.2% and 14.2% at December 31, 2002 and 2001, while the Company's leverage ratio was 10.2% and 9.8% at December 31, 2002 and 2001.

The Company has set minimum internal capital adequacy ratios to comply with banking regulations as well as maintain capital at levels that will provide long-term strength and performance to the Company. These levels as set by the Company's Board of Directors and Management are: primary capital of 8.5%, risk based capital of 10.0%, and the leverage ratio at 7.0%. At December 31, 2002 CVB's leverage ratio was at 6.40%, slightly below the internal minimum of 7.0%. This was due to due to a $3.0 million dividend paid to WBC, for tax planning purposes, which was subsequently loaned back to CVB in the form of subordinated debt. Although this reduced Tier 1 capital, this subordinated debt is included in Tier 2 capital and is included in capital for legal lending purposes.

The Company's source of capital primarily comes from subsidiary earnings as well as sales of treasury stock. During 2002, the earnings and dividends from these subsidiaries were $9.07 million, compared to $8.67 million at December 31, 2001. As discussed in Note 16, the earnings available for future dividends at December 31, 2002, was $3.2 million, compared to $6.7 million at December 31, 2001. As the Company anticipates funding the cash portion of the pending merger with these dividends and repayment of the subordinated debt, future dividends to the Company may be restricted. As future subsidiary earnings accumulate in excess of dividends, the amount available to be paid to the Company will increase accordingly. The Company did not sell any treasury stock during 2002 or 2001. The outflows of capital include cash dividends paid to shareholders as well as purchases of treasury stock. For the year ended December 31, 2002, the Company declared cash dividends of $3.28 million, or $.69 per share, compared to $3.05 million, or $.62 per share in 2001. During 2002, the Company purchased $2.94 million in treasury stock compared to $4.11 million during 2001. Of the cash dividends paid, $400 thousand and $393 thousand were reinvested by shareholders under the Company's dividend reinvestment plan for the years ending December 31, 2002 and 2001 respectively.

Quantitative and Qualitative Disclosures About Market Risk

The Company's primary market risk exposure is interest rate risk, (IRR) and to lesser extents liquidity and prepayment risk. IRR is the risk that the Company's financial condition could be adversely affected by movements in interest rates, which is inherent in banking as a result of repricing that may occur in interest earning assets and interest bearing liabilities. As the income of financial institutions is primarily derived from the excess interest earned on assets over the interest paid on liabilities, effective IRR management is essential to maintain earnings and preserve capital. Evaluating a financial institution's exposure to changes in interest rates includes assessing both the adequacy of the management process used to control IRR and the Company's quantitative level of exposure. When assessing the IRR management process the Company seeks to ensure that appropriate policies, procedures and management information systems are in place to maintain prudent levels of IRR. Evaluating the quantitative level of IRR exposure requires the Company to assess the existing and potential future effects of changes in interest rates on consolidated financial condition, including capital adequacy, earnings, liquidity and where appropriate asset quality.

The Federal Reserve Board, together with the Office of the Comptroller of the currency and the Federal Deposit Insurance Corporation, adopted a Joint Agency Policy Statement on interest-rate risk, effective June 26, 1996. The policy statement provides guidance to examiners and bankers on sound practices for managing interest-rate risk, which will form the basis for ongoing evaluation of the adequacy of interest-rate risk management at supervised institutions. The policy statement also outlines fundamental elements of sound management that have been identified in prior Federal Reserve guidance and discusses the importance of these elements in the context of managing interest-rate risk. Specifically, the guidance emphasizes the need for active board of director and senior management oversight and a comprehensive risk-management process that effectively identifies, measures, and controls interest-rate risk. Financial institutions derive their income primarily from the excess of interest collected over interest paid. The rates of interest an institution earns on its assets and owes on its liabilities generally are established contractually for a period of time. Since market interest rates change over time, an institution is exposed to lower profit margins (or losses) if it cannot adapt to interest-rate changes. For example, assume that an institution's assets carry intermediate- or long-term fixed rates and that those assets were funded with short-term liabilities. If market interest rates rise by the time the short-term liabilities must be refinanced, the increase in the institution's interest expense on its liabilities may not be sufficiently offset if assets continue to earn at the long-term fixed rates. Accordingly, an institution's profits could decrease on existing assets because the institution will have either lower net interest income or, possibly, net interest expense. Similar risks exist when assets are subject to contractual interest-rate ceilings, or rate sensitive assets are funded by longer-term, fixed-rate liabilities in a decreasing-rate environment.

Several techniques may be used by an institution to minimize interest-rate risk. One approach used by the Company is to periodically analyze its assets and liabilities and make future financing and investment decisions based on payment streams, interest rates, contractual maturities, and estimated sensitivity to actual or potential changes in market interest rates. Such activities fall under the broad definition of asset/liability management. The Company's primary asset/liability management technique is the measurement of the Company's asset/liability gap, that is, the difference between the cash flow amounts of interest sensitive assets and liabilities that will be refinanced (or repriced) during a given period. For example, if the asset amount to be repriced exceeds the corresponding liability amount for a given period, the institution is in an asset sensitive gap position. In this situation, net interest income would increase if market interest rates rose and decrease if market interest rates fell. If, alternatively, more liabilities than assets will reprice, the institution is in a liability sensitive position. Accordingly, net interest income would decline when rates rose and increase when rates fell. These examples assume that interest rate changes for assets and liabilities are of the same magnitude, whereas actual interest rate changes generally differ in magnitude for assets and liabilities.

Several ways an institution can manage interest-rate risk include selling existing assets or repaying certain liabilities; matching repricing periods for new assets and liabilities, for example, by shortening terms of new loans or securities; and hedging-existing assets, liabilities, or anticipated transactions. An institution might also invest in more complex financial instruments intended to hedge or otherwise change interest-rate risk. Interest rate swaps, futures contracts, options on futures, and other such derivative financial instruments often are used for this purpose. These instruments are sensitive to interest rate changes, and require expertise to be effective. Therefore the Company does not utilize any of these financial instruments to manage IRR, and has no plans to purchase such instruments in the future. Financial institutions are also subject to prepayment risk in falling rate environments. For example, mortgage loans and other financial assets may be prepaid by a debtor so that the debtor may refund its obligations at new, lower rates. Prepayments of assets carrying higher rates reduce the Company's interest income and overall asset yields. A large portion of an institution's liabilities may be short term or due on demand, while most of its assets may be invested in long term loans or securities. Accordingly, the Company seeks to have in place sources of cash to meet short-term demands. These funds can be obtained by increasing deposits, borrowing, or selling assets. Also, FHLB advances and wholesale borrowings may also be used as important sources of liquidity.

The following table provides information about the Company's financial instruments that are sensitive to changes in interest rates as of December 31, 2002 and 2001, based on certain prepayment and account decay assumptions that management believes are reasonable. The Company had no derivative financial instruments or trading portfolio as of December 31, 2002 or 2001. From a risk management perspective, the Company believes that repricing dates for adjustable-rate instruments, as opposed to expected maturity dates, may be a more relevant measure in analyzing the value of such instruments. The Company's borrowings were tabulated by contractual maturity dates and without regard to any conversion or repricing dates.

             Net Portfolio Value - December 31, 2002
   ------------------------------------------------------------
   Changes in Rates   $ Amount       $ Change          % Change
   ----------------   --------       --------          --------
       +200 bp         62,911        (10,871)            (15)%
       +100 bp         68,678         (5,104)             (7)%
        Base           73,782             --              --
       -100 bp         79,009          5,227               7%
       -200 bp         84,926         11,144              15%

              Net Portfolio Value - December 31, 2001
   -------------------------------------------------------------
   Changes in Rates   $ Amount       $ Change           % Change
   ----------------   --------       --------           --------
       +200 bp         50,990        (12,896)            (20)%
       +100 bp         58,204         (5,682)             (9)%
        Base           63,886             --              --
       -100 bp         69,634          5,748               9%
       -200 bp         75,710         11,824              19%

The reduction in the relative change in net portfolio value from 2001 to 2002, given the assumed immediate change in interest rates, is primarily a result of two factors. First, the reduction in interest rates during 2001 served to increase the base level of net portfolio value during 2002 due to the corresponding increase in the fair value of loans and investments. In addition, the majority of new loans originated in 2001 and 2002 have variable interest rate features, which lessens the impact of future rate changes.

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

At December 31, 2002, cash and cash equivalents were $31.6 million, or 5.1% of total assets. The change in cash and cash equivalents is shown in the consolidated Statement of Cash Flows and summarizes activity for the three years ending December 31, 2002. During 2002, the Company used cash in operating activities of $2.24 million, including net income of $8.78 million. During 2002, the Company had a net use of cash from investing activities of $3.3 million. The use of this cash was to fund the growth in the investment portfolio, which represented a net cash outflow of $18.6 million. During 2002, the Company generated net cash flows of $4.4 million in financing activities. The primary source of cash was from the net growth in the Company's deposits of $20.0 million. This was offset by dividends paid of $2.9 million, purchases of treasury stock totaling $2.9 million, a net decline of $4.0 million in short-term borrowings and repayments of Federal Home Loan Bank advances of $5.5 million.

The liquidity needs of the Company, primarily cash dividends, are met through dividends from the bank subsidiaries. Management is not aware of any trend or event that would result in the Company not being able to meet its current and expected future cash needs.