Form 10-K, Exhibit 13
period 2003-12-31
WAYNE BANCORP INC /OH/
filed 2004-03-18
CIK 788134

                                                                               .
                                                                               .
                                                                               .

                                                                      EXHIBIT 13

Table of Contents

Shareholder Information/Dividend & Market Price Data ......................    1

Five Year Financial Summary ...............................................    2

Report of Independent Auditors ............................................    3

Financial Statements:

     Consolidated Balance Sheets ..........................................    4

     Consolidated Statements of Income and Comprehensive Income ...........    5

     Consolidated Statements of Cash Flows ................................    6

     Consolidated Statements of Changes in Shareholders' Equity ...........    7

     Notes to Consolidated Financial Statements ...........................    8

Management's Discussion and Analysis of Financial Condition and
     Results of Operations ................................................   24

              112 W. Liberty St. - P.O. Box 757 - Wooster, OH 44691

         Wayne Bancorp, Inc. is a multi-bank holding company. Its bank subsidiaries, Wayne County National Bank and Savings Bank & Trust, are full-service commercial banks which include trust services. The Company's non-bank subsidiaries, Access Financial Corp., is a consumer finance company, MidOhio Data, Inc., which performs data processing for the bank affiliates, and Chippewa Valley Title Agency, Inc., a wholly-owned subsidiary of Wayne County National Bank, which provides title insurance services. Wayne Bancorp, Inc. is headquartered in Wooster, Ohio.

         The Annual Meeting of shareholders of Wayne Bancorp, Inc. will be held Tuesday, May 13, 2004, at 2 p.m. at The Arden Shisler Center for Education & Economic Development, 1625 Wilson Road, Wooster, Ohio.

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

All common shares of Wayne Bancorp, Inc. are voting shares and are traded on NASDAQ, under the symbol "WNNB," as a Small-Cap Issue. At December 31, 2003, there were 6,321,543 shares outstanding and 1,691 shareholders of record. The range of market prices is compiled from the data provided by NASDAQ, and has been retroactively adjusted to reflect the issue of 5% stock dividends, during 2003 and 2002.

Dividend and Market Price Data

                                          Cash
                                        Dividends
   Quarter Ended        High     Low      Paid
--------------------   ------   ------  ---------
2003    March 31       $27.26   $23.12   $0.1714
        June 30         31.15    25.24    0.1714
        September 30    29.81    27.14    0.1714
        December 31     28.40    24.02    0.1714

2002    March 31       $21.72   $19.05   $0.1632
        June 30         23.58    20.86    0.1632
        September 30    23.58    21.59    0.1632
        December 31     23.81    21.32    0.1632

FORM 10-K

A COPY OF THE COMPANY'S 2003 ANNUAL REPORT ON FORM 10-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS AVAILABLE TO SHAREHOLDERS WITHOUT CHARGE. TO OBTAIN A COPY, DIRECT YOUR REQUEST TO JOHN A. LENDE, CPA, SECRETARY & TREASURER, P.O. BOX 757, WOOSTER, OH 44691.

FIVE YEAR FINANCIAL SUMMARY (1)
(in thousands of dollars except per share data)

                                                                     Years Ended December 31,
                                                ------------------------------------------------------------------
                                                   2003          2002          2001          2000          1999
                                                ----------    ----------    ----------    ----------    ----------
Statement of Income Summary:
Total interest income                           $   38,809    $   36,334    $   41,095    $   41,503    $   37,830
Total interest expense                               9,988        12,146        16,671        19,010        16,046
Net interest income                                 28,821        24,188        24,424        22,493        21,784
Provision for loan losses                              514           450           701           216           180
Non-interest income                                  6,497         4,943         4,867         4,194         4,032
Non-interest expense                                21,464        16,369        16,316        14,948        14,478
Income before income tax expense                    13,340        12,312        12,274        11,523        11,158
Income tax expense                                   3,959         3,534         3,631         3,398         3,303
Net income                                           9,381         8,778         8,643         8,125         7,855

Per Share Data: (2)
Net income - basic                              $     1.61    $     1.75    $     1.66    $     1.53    $     1.46
Net income - diluted                                  1.60          1.75          1.66          1.53          1.46
Cash dividends                                         .69          0.65          0.59          0.55          0.51
Book value                                           15.68         13.23         12.04         11.25         10.00
Weighted average shares outstanding - basic      5,820,531     5,004,270     5,195,978     5,319,910     5,393,121
Weighted average shares outstanding - diluted    5,852,148     5,016,359     5,201,272     5,320,025     5,393,121

Balance Sheet Data:
Securities                                      $  272,358    $  184,908    $  165,098    $  138,349    $  150,018
Loans held for sale                                 21,482        24,761        11,881
Total loans                                        449,291       369,794       387,484       370,840       356,503
Allowance for loan losses                            7,172         6,039         5,821         5,343         5,197
Total deposits                                     675,713       521,533       501,576       471,578       461,815
Shareholders' equity                                99,103        66,424        61,801        59,886        53,246
Total assets                                       827,283       623,587       608,722       570,193       545,888

Other Data:
Employees                                              343           260           270           284           254
Shareholders                                         1,691         1,352         1,339         1,364         1,439
Cash dividends                                  $    3,831    $    3,266    $    3,050    $    2,942    $    2,795
Cash dividends as a percent of
    net income                                       41.32%        37.21%        35.29%        36.21%        35.58%

Financial Ratios:
Return on average assets                              1.26%         1.45%         1.50%         1.47%         1.47%
Return on average equity                             10.99         13.60         14.10         14.55         14.44
Return on beginning equity                           14.12         14.21         14.43         15.26         13.30
Equity to assets                                     11.98         10.65         10.14         10.50          9.75
Loans to funding sources                             65.02         71.36         73.43         73.94         72.88
Loans to total assets                                56.91         63.27         63.57         65.74         65.31
Allowance for loan losses to
    total  loans                                      1.60%         1.63%         1.50%         1.43%         1.46%

1) This summary should be read in conjunction with the related Consolidated Financial Statements and Notes to the Financial Statements.

2) Per share data has been retroactively adjusted for stock dividends of 5% paid on December 26, 2003, December 27, 2002, and December 28, 2001.

Report of Independent Auditors

Board of Directors and Shareholders
Wayne Bancorp, Inc.
Wooster, Ohio

We have audited the accompanying consolidated balance sheets of Wayne Bancorp, Inc. as of December 31, 2003 and 2002 and the related consolidated statements of income and comprehensive income, cash flows and changes in shareholders' equity for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wayne Bancorp, Inc. as of December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

                                               Crowe Chizek and Company LLC

Columbus, Ohio
February 26, 2004

CONSOLIDATED BALANCE SHEETS
(in thousands of dollars except per share data)

                                                                                   DECEMBER 31,
                                                                             ----------------------
                                                                               2003          2002
                                                                             ---------    ---------
ASSETS
Cash and due from banks                                                      $  32,393    $  24,508
Federal funds sold                                                               3,785        7,130
                                                                             ---------    ---------
Total cash and cash equivalents                                                 36,178       31,638
Interest-bearing deposits in other financial institutions                          100            0
Securities available for sale                                                  272,358      184,908
Loans held for sale                                                             21,482       24,761
Loans                                                                          449,291      369,794
    Less: Allowance for loans                                                   (7,172)      (6,039)
                                                                             ---------    ---------
    Net loans                                                                  442,119      363,755
Premises and equipment                                                          16,682       11,288
Goodwill                                                                        24,695          748
Other intangible assets                                                          4,540            0
Accrued income receivable and other assets                                       9,129        6,489
                                                                             ---------    ---------

TOTAL ASSETS                                                                 $ 827,283    $ 623,587
                                                                             =========    =========

LIABILITIES
Deposits
     Interest bearing                                                        $ 563,457    $ 442,532
     Non-interest bearing                                                      112,256       79,001
                                                                             ---------    ---------
Total deposits                                                                 675,713      521,533
Securities sold under repurchase agreements and federal funds sold              39,451       29,573
Federal Home Loan Bank advances
     and other borrowed funds                                                       81        1,397
ESOP loan                                                                        1,536        1,671
Subordinated debentures                                                          7,217
Other liabilities                                                                4,182        2,989
                                                                             ---------    ---------

TOTAL LIABILITIES                                                              728,180      557,163

SHAREHOLDERS' EQUITY
Common stock, stated value $1.00                                                 6,322        4,917
Shares authorized, 12,000,000
Shares issued, 6,321,543 in 2003 and 4,916,911 in 2002
Shares outstanding, 6,321,543 in 2003 and 4,781,565 in 2002
Additional paid in capital                                                      46,715       13,174
Retained earnings                                                               45,974       49,897
Unearned ESOP shares, 63,897 shares in 2003 and 71,150
    shares in 2002                                                              (1,165)      (1,390)
Treasury stock, at cost, 0 shares in 2003 and 135,346 shares in 2002                         (3,738)
Shares held in trust for Deferred Share plan, at cost, 27,775
    shares in 2003, 0 in 2002                                                     (806)
Accumulated other comprehensive income                                           2,063        3,564
                                                                             ---------    ---------

Total shareholders' equity                                                      99,103       66,424
                                                                             ---------    ---------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                   $ 827,283    $ 623,587
                                                                             =========    =========

     See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(in thousands of dollars except per share data)

                                                                YEARS ENDED DECEMBER 31,
                                                           --------------------------------
                                                             2003        2002        2001
                                                           --------    --------    --------
INTEREST INCOME
Interest and fees on loans                                 $ 30,499    $ 28,058    $ 33,127
Interest on securities:
    Taxable                                                   5,961       6,185       5,814
    Nontaxable                                                2,235       1,962       1,842
Other                                                           114         129         312
                                                           --------    --------    --------
TOTAL INTEREST INCOME                                        38,809      36,334      41,095

INTEREST EXPENSE
Interest on deposits                                          9,298      11,431      15,220
Interest on repurchase agreements and federal funds sold        238         336       1,027
Interest on Federal Home Loan Bank advances
     and other borrowed funds                                   289         379         424
Interest on subordinated debentures                             163
                                                           --------    --------    --------
TOTAL INTEREST EXPENSE                                        9,988      12,146      16,671
                                                           --------    --------    --------

NET INTEREST INCOME                                          28,821      24,188      24,424

Provision for loan losses                                       514         450         701
                                                           --------    --------    --------

NET INTEREST INCOME AFTER
PROVISION FOR LOAN LOSSES                                    28,307      23,738      23,723

OTHER INCOME
Service charges and fees on deposit accounts                  2,645       2,166       2,122
Income from fiduciary activities                              2,173       1,507       1,502
Net gain on sale of loans                                       296         311         501
Net gain on sale of securities                                  149          62          33
Other                                                         1,234         897         709
                                                           --------    --------    --------
TOTAL OTHER INCOME                                            6,497       4,943       4,867

OTHER EXPENSES
Salaries and employee benefits                               11,163       9,201       9,077
Occupancy and equipment                                       2,968       2,047       2,097
Amortization of goodwill                                                                167
Amortization of other intangible assets                         341
Other                                                         6,992       5,121       4,975
                                                           --------    --------    --------
TOTAL OTHER EXPENSES                                         21,464      16,369      16,316
                                                           --------    --------    --------

INCOME BEFORE INCOME TAX EXPENSE                             13,340      12,312      12,274
INCOME TAX EXPENSE                                            3,959       3,534       3,631
                                                           --------    --------    --------

NET INCOME                                                 $  9,381    $  8,778    $  8,643
                                                           ========    ========    ========
OTHER COMPREHENSIVE INCOME, NET OF TAX
Unrealized (loss) gain on available for
     sale securities arising during the period             $ (1,403)   $  1,419    $  1,635
Reclassification adjustments for amounts realized
     on securities included in net income (net of tax
     of $51, $21 and $11)                                       (98)        (41)        (22)
                                                           --------    --------    --------
Total other comprehensive income (loss)                      (1,501)      1,378       1,613
                                                           --------    --------    --------
COMPREHENSIVE INCOME                                       $  7,880    $ 10,156    $ 10,256
                                                           ========    ========    ========

                                   (Continued)

(in thousands of dollars except per share data)

PER SHARE DATA:
NET INCOME PER SHARE - BASIC     $   1.61   $   1.75   $   1.66
NET INCOME PER SHARE - DILUTED   $   1.60   $   1.75   $   1.66

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of dollars except per share data)

                                                                      Years ended December 31,
                                                              --------------------------------------
                                                                 2003          2002          2001
                                                              ----------    ----------    ----------
OPERATING ACTIVITIES
Net Income                                                    $    9,381    $    8,778    $    8,643
Adjustments to reconcile net cash provided
      by operating activities:
           Provision for loan losses                                 514           450           701
           Depreciation and amortization                           1,776           992         1,159
           Federal Home Loan Bank stock dividends                   (107)          (99)         (136)
           Net amortization of premiums and accretion of
              discounts, on securities available for sale          2,620         1,071           324
           Compensation expense on ESOP shares                       288           287           157
           Net deferred fees on loans                                 65          (125)           50
           Net gain on sale of securities                           (149)          (62)          (33)
           Net gain on sale of loans                                (296)         (311)         (501)
           Net gain on sale of premises and equipment                (58)          (50)          (25)
           Loans originated for sale                             (54,429)      (50,163)      (44,052)
           Proceeds from sales of loans originated for sale       58,004        37,594        32,352
           Deferred income taxes                                   1,113          (306)         (247)
           Change in interest receivable                            (985)          432           237
           Change in interest payable                                (62)         (259)         (198)
           Other, net                                             (4,490)         (288)          610
                                                              ----------    ----------    ----------
Net cash from operating activities                                13,185        (2,059)         (959)

INVESTING ACTIVITIES
Net cash received in merger                                        4,243
Net change in interest-bearing deposits                             (100)
Securities available for sale:
           Purchases                                            (110,892)      (88,319)      (75,070)
           Proceeds from maturities and repayments                79,782        62,108        50,561
           Proceeds from sales                                     7,449         7,582            49
Net change in loans                                               40,298        17,583       (12,917)
Purchase of premises and equipment                                (3,637)       (2,484)       (1,511)
Proceeds from sale of premises                                       165            67           351
                                                              ----------    ----------    ----------
Net cash from investing activities                                17,308        (3,463)      (38,537)

FINANCING ACTIVITES
Net change in deposits                                           (14,231)       19,957        29,998
Net change in repurchase agreements and federal funds sold        (1,924)       (4,062)        3,095
Proceeds from Federal Home Loan Bank advances                                                  4,950
Repayment of Federal Home Loan Bank advances                      (1,300)       (5,484)       (2,680)
Repayment of ESOP loan and other borrowed funds                     (150)         (144)         (214)
Cash dividends paid                                               (3,831)       (2,866)       (2,657)
Cash paid in lieu of fractional shares on
    stock dividend                                                   (23)          (15)          (14)
Purchase of treasury stock                                        (4,494)       (2,939)       (4,113)
                                                              ----------    ----------    ----------
Net cash from financing activities                               (25,953)        4,447        28,365
                                                              ----------    ----------    ----------
Net change in cash and cash equivalents                            4,540        (1,075)      (11,131)
Cash and cash equivalents at beginning of year                    31,638        32,713        43,844
                                                              ----------    ----------    ----------
Cash and cash equivalents at end of year                      $   36,178    $   31,638    $   32,713
                                                              ==========    ==========    ==========

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of dollars except per share data)

                                                      YEARS ENDED DECEMBER 31,
                                                    ---------------------------
                                                      2003      2002      2001
                                                    -------   -------   -------
Supplemental disclosures of cash flow information
Cash payments for federal income taxes              $ 4,030   $ 3,695   $ 4,255
Cash payments for interest expense                   10,050    12,405    16,870

Supplemental non-cash disclosure
Stock issued for business purchase                  $31,647             $    86
ESOP obligation guaranteed by the Company                                 1,800

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(in thousands of dollars except per share data)

                                                                       Three Years Ended December 31, 2003
                                             --------------------------------------------------------------------------------------
                                                                                                              Accumulated
                                                                                     Unearned                    Other
                                             Common    Paid-In   Retained  Treasury    ESOP    Shares held   Comprehensive
                                              Stock    Capital   Earnings   Stock     Shares     in Trust        Income      Total
                                             -------   -------   --------  --------  --------  -----------   -------------  -------
BALANCE, JANUARY 1, 2001                     $ 4,917   $13,140   $ 51,809  $(10,553) $         $             $         573  $59,886
Net income                                                          8,643                                                     8,643
Cash dividends ($.59 per share)                                    (3,050)                                                   (3,050)
5% stock dividend (220,963 shares)                                 (6,423)    6,423
Cash paid in lieu of fractional
shares on 5% stock dividend                                           (14)                                                      (14)
Purchase of treasury stock
(185,731 shares)                                                             (4,113)                                         (4,113)
Dividends reinvested (17,723 shares)                                 (170)      563                                             393
Common stock acquired pursuant
     to ESOP (81,392 shares)                                                           (1,800)                               (1,800)
Shares earned under ESOP (6,783 shares)                      8                            149                                   157
Purchase of Chippewa Valley Title
     Agency, Inc. (4,000 shares)                                      (47)      133                                              86
Change in estimated fair value
  of securities available for sale                                                                                   1,613    1,613
                                             -------   -------   --------  --------  --------  -----------   -------------  -------
BALANCE, DECEMBER 31, 2001                     4,917    13,148     50,748    (7,547)   (1,651)           0           2,286   61,801
Net income                                                          8,778                                                     8,778
Cash dividends ($.65 per share)                                    (3,266)                                                   (3,266)
5% stock dividend (227,738 shares)                                 (6,288)    6,288
Cash paid in lieu of fractional
shares on 5% stock dividend                                           (15)                                                      (15)
Purchase of treasury stock (119,670 shares)                                  (2,939)                                         (2,939)
 Dividends reinvested (16,273 shares)                                 (60)      460                                             400
Shares earned under ESOP (11,801 shares)                    26                            261                                   287
Change in estimated fair value of
     securities available for sale                                                                                   1,378    1,378
                                             -------   -------   --------  --------  --------  -----------   -------------  -------
BALANCE, DECEMBER 31, 2002                     4,917    13,174     49,897    (3,738)   (1,390)           0           3,564   66,424
Net income                                                          9,381                                                     9,381
Cash dividends ($.69 per share)                                    (3,831)                                                   (3,831)
5% stock dividend (299,743 shares)                72     2,188     (9,454)    7,194
Cash paid in lieu of fractional
shares on 5% stock dividend                                           (23)                                                      (23)
Purchase of treasury stock (152,558 shares)                                  (4,494)                                         (4,494)
Issue shares for deferred share plan and
stock options (49,157 shares net of shares
received for exercise)                                     836                  733                   (806)                     763
Dividends reinvested (14,583 shares)               4        99          4       305                                             412
Shares earned under ESOP (10,164 shares)                    63                            225                                   288
Purchase of Banc Services Corp.
(1,329,053 shares)                             1,329    30,355                                                         (37)  31,647
Change in estimated fair value
    of securities available for sale                                                                                (1,464)  (1,464)
                                             -------   -------   --------  --------  --------  -----------   -------------  -------
BALANCE, DECEMBER 31, 2003                   $ 6,322   $46,715   $ 45,974  $         $ (1,165) $      (806)  $       2,063  $99,103
                                             =======   =======   ========  ========  ========  ===========   =============  =======

     1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

         Wayne Bancorp, Inc. (WBC) is a multi-bank holding company. Its bank subsidiaries, Wayne County National Bank (WCNB) and Savings Bank & Trust (SBT), conduct general commercial banking business. The Company's non-bank subsidiaries, Access Financial Corp. (AFC) is a consumer finance company, and MidOhio Data, Inc. (MID) performs proof operations and data processing for the bank affiliates. Chippewa Valley Title Agency, Inc., (CVT) a wholly-owned subsidiary of WCNB, performs services related to title insurance for customers of the bank subsidiaries.

         The Company has 25 banking locations in Wayne, Holmes, Medina and Stark counties in Ohio. Through this branch network, the Company provides a wide variety of services to businesses, individuals, institutional and governmental customers. These services include commercial and personal checking accounts, savings and time deposits, business and personal loans, real estate loans, leases, safe deposit facilities, telephone banking and online banking. Loans are primarily secured by specific identified collateral including business assets, consumer assets or real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Real estate loans are secured by both residential and commercial real estate.

         The Company operates an Investment & Trust Services Group which offers comprehensive trust administrative services, as well as agency and investment services to individuals, corporations, partnerships, institutions and municipalities. In addition, the Company provides retail investment services, including mutual funds and annuities as well as discount brokerage services which offer stock trading services to customers.

PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements include the accounts of Wayne Bancorp, Inc. and its wholly-owned subsidiaries, WCNB, SBT, AFC and MID, as well as WCNB's wholly-owned subsidiary CVT, collectively referred to as the "Company." As further discussed in Note 10 to the consolidated financial statements, the Statutory Trust has not been consolidated with the Company as a result of new accounting guidance on consolidating these entities. All significant intercompany transactions have been eliminated.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

         To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, Management makes estimates and assumptions based on available information. These estimates and assumptions affect amounts reported in the financial statements and disclosures provided, and future results could differ. The collectibility of loans, loan servicing rights, purchase accounting adjustments and the fair value of financial instruments are particularly subject to change.

CASH FLOWS

         Cash and cash equivalents includes cash, short-term deposits with other financial institutions and federal funds sold. Net cash flows are reported for loan and deposit transactions.

SECURITIES

         Debt securities are classified as held to maturity and carried at amortized cost when Management has the positive intent and ability to hold them to maturity. Debt securities are classified as available for sale when they may be sold prior to maturity. Securities available for sale are carried at fair value with unrealized holding gains and losses reported in other comprehensive income. Other securities such as the Federal Reserve Bank stock and Federal Home Loan Bank stock are carried at cost.

         Interest income includes amortization of purchase premiums and accretion of discounts. Gains or losses are calculated based on the amortized cost of the specific security sold. Securities are written down to fair value when a decline in fair value is not temporary.

LOANS HELD FOR SALE

         Loans originated and classified as held for sale are available to be sold into the secondary market. These loans are carried at the lower of cost or market in the aggregate, with any unrealized losses, if any, recorded as a valuation allowance and charged to earnings during the period incurred. As loans mature, and become seasoned, they are transferred to portfolio at book value and are no longer classified as held for sale.

LOANS

         Loans that Management has the positive intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs, and an allowance for loan losses. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the term of the loan. Interest income is not reported if full loan payment is in doubt, typically when the loan is impaired or payments are past due over 90 days. Payments received on such loans are reported as principal reductions. Consumer loans are typically charged off no later than 120 days past due.

         All interest accrued but not received for loans placed on non-accrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

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

SERVICING ASSETS

         Servicing assets represent the allocated value of retained servicing rights on loans sold. When loans are sold a servicing asset is recorded at an amount ranging from .85% to 1.25% of the principal balance depending on the interest rate environment, prepayment speed assumptions and other factors impacting the mortgage market. Servicing assets are expensed in proportion to, and over the period of, estimated net servicing revenues, which represents approximately seven years, absent any impairment. Impairment is evaluated based on the fair value of the assets, using groupings of the underlying loans as to interest rates and then, secondly, as to the geographic and prepayment characteristics. Any impairment of a grouping is reported as a valuation allowance and charged to earnings.

OTHER REAL ESTATE

         Other real estate is recorded at the lower of cost or fair value, less estimated costs to sell. Any reduction from the carrying value of the related loan to fair value at the time the property is acquired is accounted for as a loan charge-off. Any subsequent reductions in the fair value is reflected in a valuation allowance through a charge to other real estate expense. Expenses incurred to carry other real estate are charged to operations as incurred. At December 31, 2003 there was $91 thousand classified as Other Real Estate owned while this balance was $14 thousand at December 31, 2002.

PREMISES AND EQUIPMENT

         Premises and equipment are stated at cost less accumulated depreciation, while land is stated at cost. Depreciation is computed on a straight-line method over the estimated useful life of the asset. Furniture, fixtures and equipment are depreciated over a range of 3 to 10 years, while buildings and related components are depreciated over a range of 7 to 39 years. Assets are reviewed for impairment when events indicate the carrying amount may not be recoverable. Maintenance and repairs are charged to expense as incurred and major improvements are capitalized.

COMPANY OWNED LIFE INSURANCE

         The Company has purchased a life insurance policy on a key executive. Company owned life insurance is recorded at its cash surrender value, or the amount that can be realized.

GOODWILL AND OTHER INTANGIBLE ASSETS

         Goodwill results from prior business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Upon adopting new accounting guidance in 2002, the Company ceased amortizing goodwill. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified.

         Other intangible assets consist primarily of core deposit intangible assets arising from whole bank acquisitions. This was initially measured at fair value and is being amortized over its useful life, which is estimated at 10 years.

LONG-TERM ASSETS

         Premises and equipment, core deposit and other intangible assets, and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

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

                                                              2003         2002          2001
                                                            ---------    ---------    ---------
Net income as reported                                      $   9,381    $   8,778    $   8,643
Deduct: Stock based compensation expense determined under
fair value based method                                          (180)        (226)        (204)
                                                            ---------    ---------    ---------
Pro forma net income                                        $   9,201    $   8,552    $   8,439
                                                            =========    =========    =========

Basic earnings per common share as report                   $    1.61    $    1.75    $    1.67
Pro forma basic earnings per common share                        1.58         1.70         1.62
Diluted earnings per common share as reported                    1.60         1.75         1.67
Pro forma diluted earnings per common share                      1.57         1.70         1.62

         The proforma effects are computed using option pricing models, using the following weighted-average assumptions as of the grant date.

                               Risk Free                          Expected
                   Fair Value   Interest  Expected    Expected   Stock Price
  Date of Grant    of Options    Rate       Life      Dividends  Volatility
-----------------  ----------  ---------  ---------   ---------  -----------
December 13, 2000     3.43       5.33     7.5 years     4.13        28.15
December 20, 2000     3.10       5.13     7.5 years     4.00        28.15
December 15, 2001     5.90       5.01     7.5 years     3.08        30.37
December 6, 2002      5.93       3.84     7.5 years     2.96        26.20
November 19, 2003     3.21       3.93     7.5 years     2.74        11.53
December 13, 2003     3.41       3.93     7.5 years     2.74        11.53

DEFERRED COMPENSATION

         Directors and certain officers have the option to receive fees or compensation for their services either in cash, stock, or defer all or some of their fees or compensation into a deferred compensation plan. The plan does not permit diversification and must be settled by the delivery of a fixed number of shares of the Company's stock. The stock held in the plan is included in equity as deferred shares and is accounted for in a manner similar to treasury stock. Subsequent changes in the fair value of the Company's stock are not recognized. The deferred compensation obligation to the directors and officers is also classified as an equity instrument and changes in the fair value of the amount owed to the director or officer is not recognized.

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

STOCK DIVIDENDS

         Stock dividends are reported by transferring the market value of the shares issued from treasury stock to retained earnings. On December 26, 2003, and on December 27, 2002 the Company paid a 5% stock dividend. The payment of these stock dividends resulted in the issuance of 299,743 shares and 227,738 shares respectively for the years ended December 31, 2003 and 2002.

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

DIVIDEND REINVESTMENT PLAN

         The Company maintains a dividend reinvestment plan whereby the Company's shareholders are eligible to acquire new common shares of stock at 100% of the current estimated fair market value in lieu of receiving cash dividends. Shareholders can have all or part of their normal cash dividends reinvested in the Company's stock. During 2003 and 2002, 14,583 and 16,273 shares of stock were allocated under this plan in lieu of cash dividends of $412 thousand and $400 thousand. The Company can either acquire these shares on the open market to fund its obligation, use shares held as treasury stock, if available, or issue shares from authorized but unissued. Stock issued from treasury is transferred at the market value of the stock.

SEGMENTS

         While the Company's Management monitors the revenue streams of the various products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the financial service operations are considered by Management to be aggregated in one reportable operating segment.

ADOPTION OF NEW ACCOUNTING STANDARDS

         During 2003, the Company adopted FASB Statement 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, FASB Statement 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities, FASB Statement 132 (revised 2003), Employers' Disclosures about Pensions and Other Postretirement Benefits, FASB Interpretation 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, and FASB Interpretation 46, Consolidation of Variable Interest Entities. Adoption of the new standards did not significantly impact the Company's operating results or financial condition.

         Interpretation 45 requires recognizing the fair value of guarantees made and information about the maximum potential payments that might be required, as well as the collateral or other recourse obtainable. Interpretation 45 covers guarantees such as standby letters of credit, performance guarantees, and direct or indirect guarantees of the indebtedness of others, but not guarantees of funding. Adoption of this standard did not materially affect the Company's operating results or financial condition.

         Interpretation 46, as revised in December 2003, changes the accounting model for consolidation from one based on consideration of control through voting interests. Whether to consolidate an entity will now also consider whether that entity has sufficient equity at risk to enable it to operate without additional financial support, whether the equity owners in that entity lack the obligation to absorb expected losses or the right to receive residual returns of the entity, or whether voting rights in the entity are not proportional to the equity interest and substantially all the entity's activities are conducted for an investor with few voting rights.

LOSS CONTINGENCIES

         Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

RESTRICTIONS ON CASH

         Cash on hand or on deposit with the Federal Reserve Bank of $11.9 million and $8.4 million was required to meet regulatory reserve and clearing requirements at December 31, 2003 and 2002. These balances do not earn interest.

DIVIDEND RESTRICTIONS

         Banking regulations require maintenance of certain capital levels which may limit the amount of dividends paid by the bank subsidiaries to the holding company or the holding company to shareholders. See Note 16 for regulatory capital requirements and dividend restrictions.

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

2        BUSINESS COMBINATION

         On May 31, 2003, the Company completed the merger of Banc Services Corp., (BSC) which was announced December 11, 2002. BSC merged with and into the Company. BSC's banking subsidiary, The Savings Bank and Trust Company, was merged into Chippewa Valley Bank and was renamed Savings Bank & Trust, while Access Financial Corp. survived the merger.

         The Company issued 1,329,053 shares of common stock valued at approximately $32.1 million, plus cash of $13.8 million. Total assets of BSC prior to the merger were $210.0 million. The transaction was recorded as a purchase and, accordingly, the operating results of BSC have been included in the Company's consolidated financial statements since the date of the merger. The aggregate of the purchase price over the fair value of the net assets, or goodwill, acquired of approximately $23.9 million will be evaluated for impairment on an annual basis. The core deposit intangible of approximately $4.9 million is expected to be amortized over a period of ten years. As a result of the merger, management believes that the combination of the companies is a complementary strategic fit of the existing businesses and enables Wayne Bancorp, Inc. to compete more effectively with other financial institutions in the Company's existing markets. In addition the Company entered into the merger for the following reasons

     -    expands market area and increases assets;

     -    expected to be accretive to per share earnings;

     -    increases liquidity for the sale of common stock;

     -    provides the foundation for further growth and selling opportunities;
          and

     - provides opportunities to consolidate functions and increase efficiencies.

The following table summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition.

                                May 31, 2003
                                ------------
Cash and federal funds sold       $ 18,495
Securities                          68,431
Loans net                          119,231
Goodwill                            23,947
Core deposit intangible              4,881
Other assets                         5,283
                                  --------

    Total assets acquired          240,268
                                  --------

Deposits                          $168,412
Other borrowed funds                22,203
Other liabilities                    3,770
                                  --------

    Total liabilities assumed      194,385
                                  --------

Net assets acquired               $ 45,883
                                  ========

         Because the merger was structured as a tax-free exchange, none of the goodwill is deductible for tax purposes.

          The following summarizes pro forma financial information assuming the BSC Merger occurred at the beginning of 2003 and 2002. Merger related expenses are included in the 2003 results below.

       (unaudited)              2003         2002
--------------------------   ----------   ----------
Net interest income          $   32,642   $   33,621
Net income                        9,470       11,664
Basic earnings per share     $     1.46   $     1.96
Diluted earnings per share         1.45         1.95

         Effective March 31, 2001, WCNB acquired CVT in a non-cash transaction, by issuing 4,000 shares of its stock to purchase the assets of CVT. The acquisition was accounted for as a purchase, and the operating results of CVT have been consolidated with WCNB since the date of acquisition.

3        SECURITIES

         The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income
(loss) were as follows:

                                             Gross        Gross
                                Fair      Unrealized    Unrealized
     December 31, 2003         Value         Gains        Losses
--------------------------   ----------   ----------    ----------
U.S. Treasury                $   10,222   $       84    $
Federal agency obligations      113,159          891          (169)
Mortgage-backed securities       45,562          362          (180)
Obligations of states and
    political subdivisions       84,376        2,122          (483)
Corporate obligations            13,838          262
Other securities                  5,201          244            (7)
                             ----------   ----------    ----------
                             $  272,358   $    3,965    $     (839)
                             ==========   ==========    ==========

                                             Gross        Gross
                                Fair      Unrealized    Unrealized
     December 31, 2002         Value         Gains        Losses
--------------------------   ----------   ----------    ----------
U.S. Treasury                 $    7,243   $      227    $
Federal agency obligations        61,843        1,515
Mortgage-backed securities        24,170          783
Obligations of states and
     political subdivisions       63,505        2,188
Corporate obligations             24,749          720
Other securities                   3,398           72          (101)
                              ----------   ----------    ----------

                              $  184,908   $    5,505    $     (101)
                              ==========   ==========    ==========

         The fair value of debt securities at year end 2003 by contractual maturity were as follows. Securities not due at a single maturity, primarily mortgage-backed securities, are shown separately.

                                           Fair
                                          Value
                                         --------
Due in one year or less                  $ 34,297
Due after one year through five years     140,572
Due after five years through ten years     41,990
Due after ten years                         4,736
Mortgage-backed securities                 45,562

Other securities                                            5,201
                                                        ---------
                                                        $ 272,358
                                                        ---------

Securities with unrealized losses at year end 2003 not recognized in income are as follows:

                                     Less than 12 months           12 months or more                   Total
                                     Fair       Unrealized       Fair        Unrealized        Fair        Unrealized
 Description of Securities           Value         Loss          Value          Loss           Value          Loss
 -------------------------           -----         ----          -----          ----           -----          ----
Federal agency obligations         $ 19,428       $ (169)        $   0          $  0          $19,428      $   (169)
Mortgage-backed securities           18,346         (180)                                      18,346          (180)
Obligations of states and
    political subdivisions           32,679         (483)                                      32,679          (483)
Other securities                                                    80            (7)              80            (7)
                                   --------       ------         -----          ----          -------      --------
Total temporarily impaired         $ 70,453       $ (832)        $  80          $ (7)         $70,533      $   (839)
                                   ========       ======         =====          ====          =======      ========

         Unrealized losses on other securities, consisting of common stock of other financial institutions, have not been recognized into income because these equities have not been downgraded to warrant a permanent write-down for impairment. Management has the ability to hold these securities for the foreseeable future, and as the decline in fair value is largely due to market conditions, the fair value is expected to fluctuate and recover over time. The unrealized losses on debt securities have not been recognized into income because the issuer(s) bonds are of high credit quality, management has the intent and ability to hold these securities for the foreseeable future, and the decline in fair value is largely due to increased in market interest rates. The fair value is expected to recover as these bonds approach their maturity date.

         During 2003, 2002 and 2001, proceeds from the sales of securities available-for-sale were $7.4 million, $7.6 million and $49 thousand with gross gains of $153 thousand, $64 thousand and $33 thousand and gross losses of $4 thousand and $2 thousand in 2003 and 2002 respectively, while there were no losses during 2001.

         At year end 2003 and 2002, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of shareholders' equity.

         Securities were pledged to secure public and trust deposits, securities sold under agreements to repurchase, and for other purposes required or permitted by law. Such pledged securities at December 31, 2003 and 2002 had a carrying amount of $101.0 million and $82.0 million, respectively.

4        LOANS

         The composition of the loan portfolio at December 31 was as follows:

                                            2003         2002
                                          ---------    ---------
Commercial                                $ 254,110    $ 222,336
Real estate
    Residential                              72,250       75,686
    Commercial                               25,088       18,733
    Construction                              3,908        1,055
Consumer installment                         62,349       34,301
Home equity                                  31,229       17,397
Lease financing and other loans                 866          902
                                          ---------    ---------
    Gross loans                             449,800      370,410
Less: Net deferred loan fees                   (482)        (547)
Unearned income on leases                       (27)         (69)
                                          ---------    ---------
Total loans                               $ 449,291    $ 369,794
                                          =========    =========

         The Banks have granted loans to the officers and directors of the Company and its subsidiaries and their related business interests. The aggregate dollar amount of these loans was $13.5 million and $13.3 million at December 31, 2003 and 2002, respectively. During 2003, $15.3 million of new loans and renewals were made, and the repayments on loans to these parties totaled $16.2 million. In addition to these advances and repayments there was a net increase of $1.1 million in related party loans, due to changes in related parties.

         Impaired loans were as follows

                                                                  2003     2002
                                                                 ------   ------
Year-end loans with no allocated allowance for loan losses       $    0   $    0
Year-end loans with allocated allowance for loan losses           5,302    1,502
                                                                 ------   ------

Total                                                            $5,302   $1,502
                                                                 ======   ======

Amount of the allowance for loan losses allocated                $  821   $  510
                                                                 ======   ======

                                                2003     2002     2001
                                               ------   ------   -----
Average impaired loans during the year         $5,031   $  806   $  811
Interest income recognized during impairment      294       30       82
Cash-basis interest income recognized             294       30       81

         Nonperforming loans were as follows:

                                                     2003     2002
                                                    ------   ------
Loans past due over 90 days and accruing interest   $1,063   $  334
Non-accrual loans                                    1,233    1,042

         Non-performing loans include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

5        ALLOWANCE FOR LOAN LOSSES

         Activity in the allowance for loan losses was as follows:

                                2003       2002       2001
                               -------    -------    -------
Balance at beginning of year   $ 6,039    $ 5,821    $ 5,343
Loans charged off               (2,340)      (465)      (421)
Loan recoveries                    430        233        198
Allowance from acquisition       2,529
Provision for loan losses          514        450        701
                               -------    -------    -------
Balance at end of year         $ 7,172    $ 6,039    $ 5,821
                               =======    =======    =======

6        SERVICING ASSETS

         Activity for capitalized mortgage servicing rights and the related valuation allowance was as follows.

                                         2003     2002
                                        ------   ------
Servicing Rights
   Beginning of year                    $  779   $  531
   Additions                               577      372
   Additions from acquisition              195
   Amortized to expense                    177      124
                                        ------   ------
   End of year                          $1,374   $  779
                                        ======   ======

Valuation allowance
   Beginning of year                    $   34   $    6
   Additions expensed                      101       28
   Reductions credited to expense            0        0
   Direct write-downs                        0        0
                                        ------   ------
   End of year                          $  135   $   34
                                        ======   ======

Mortgage loans serviced for others are not reported as assets. The principal balances of these loans at year end are as follows:

                                                            2003                2002
                                                            ----                ----
Mortgage loan portfolios serviced for:
                  FHLMC                                  $ 129,337            $ 83,915

7        PREMISES AND EQUIPMENT

         Year-end premises and equipment balances were as follows:

                                            2003        2002
                                          --------    --------
Land                                      $  3,433    $  3,145
Premises and leasehold improvements         14,146      10,965
Furniture and equipment                     13,199      10,006
                                          --------    --------
                                            30,778      24,116
Less accumulated depreciation              (14,096)    (12,828)
                                          --------    --------
                                          $ 16,682    $ 11,288
                                          ========    ========

         Depreciation expense was $1,402 thousand in 2003, $992 thousand in 2002, and $992 thousand in 2001.

8        GOODWILL

         The change in the carrying amount of goodwill for the year ended December 31, 2003 is as follows:

Balance as of December 31, 2002        $    748
Goodwill acquired during the period      23,947
                                       --------
Balance as of December 31, 2003        $ 24,695
                                       ========

         Goodwill is no longer amortized starting in 2002. Goodwill is tested annually for impairment, and at December 31, 2003 goodwill was not impaired. The effect of not amortizing goodwill is summarized as follows:

                                          2003        2002        2001
                                        ---------   ---------   ---------
Reported net income                     $   9,381   $   8,778   $   8,643
Add back:  goodwill amortization                0           0         167
                                        ---------   ---------   ---------
Adjusted net income                     $   9,381   $   8,778   $   8,810
                                        =========   =========   =========

Basic earnings per share:
     Reported net income                $    1.61   $    1.75   $    1.67
     Goodwill amortization                    .00         .00         .03
                                        ---------   ---------   ---------
     Adjusted net income                $    1.61   $    1.75   $    1.70
                                        =========   =========   =========

Diluted earnings per share:
     Reported net income                $    1.60   $    1.75   $    1.67
     Goodwill amortization                    .00         .00         .03
                                        ---------   ---------   ---------
     Adjusted net income                $    1.60   $    1.75   $    1.70
                                        =========   =========   =========

Acquired intangible assets were as follows as of year end:

                                                             2003                               2002
                                                     Gross                              Gross
                                                   Carrying      Accumulated          Carrying      Accumulated
                                                    Amount      Amortization           Amount      Amortization
                                                    ------      ------------           ------      ------------
Amortized intangible assets:
    Core deposit intangibles                       $  4,881        $  341               $ 0            $ 0
                                                   --------        ------               ---            ---
    Total                                          $  4,881        $  341               $ 0            $ 0
                                                   ========        ======               ===            ===

Aggregate amortization expense was $341 thousand in 2003, while there was no amortization expense in 2002 or 2001.

Estimated amortization expense for each of the next five years:

2004                                 $  575
2005                                    557
2006                                    539
2007                                    520
2008                                    484

9        DEPOSITS

         Time certificates of deposit with a balance of $100,000 or more were $56.1 million and $43.5 million at December 31, 2003 and 2002 respectively. Interest expense on these deposits was $1.78 million, $1.79 million and $1.60 million for 2003, 2002, and 2001, respectively.

         At year-end 2003, stated maturities on time certificates of deposit were as follows:

2004                           $ 125,314
2005                              38,040
2006                              20,686
2007                              22,503
2008                              26,705
                               ---------
                               $ 233,248
                               =========

10       BORROWINGS

         Short-term borrowings consist of securities sold under agreements to repurchase, which are financing arrangements. Physical control is maintained for all securities sold under agreements to repurchase. Securities sold under agreements to repurchase totaled $39.4 million and $29.6 million, at December 31, 2003 and 2002, respectively.

         Information concerning securities sold under agreements to repurchase was as follows:

                                                    2003          2002
                                                 ----------    ----------
Average balance during the year                  $   33,364    $   27,095
Average interest rate during the year                   .69%         1.20%
Maximum month-end balance during the year        $   41,679    $   29,573
Weighted average interest rate at year-end             0.60%         0.88%

         Securities underlying these agreements at year-end were as follows:

                                                  2003           2002
                                                 -------        -------
Fair value of securities                         $48,084        $38,699

         Included in Federal Home Loan Bank advances and other borrowed funds are fixed rate advances from the Federal Home Loan Bank (FHLB) of Cincinnati, as well as an assumption of debt due on the purchase of land. At December 31, 2003 there were no FHLB borrowings, while at December 31, 2002, borrowings were $1.3 million, with a weighted average interest rate 6.61%. This advance was collateralized by $1.6 million of WCNB's one-to-four family residential real estate loans and FHLB stock of $1.6 million. The principal balance on other borrowed funds was $81 thousand and $97 thousand at December 31, 2003 and 2002.

         The principal repayments due on these borrowings were as follows at December 31, 2003:

2004                                          $  17
2005                                             19
2006                                             21
2007                                             22
2008                                              2
                                              -----
                                              $  81
                                              =====

         Subordinated debentures consists of junior mandatorily redeemable capital securities owed to a nonconsolidated subsidiary trust, with a par and fair value of $7.0 million at a floating rate of 5.50%. These securities were issued through a special purpose entity as part of a pooled offering. The Company may redeem them, in whole but not in part, any time prior to 2007 at a price of 107.50% of face value. After 2007, the securities may be redeemed at face. These securities are treated as Tier 1 capital for regulatory purposes. These securities were assumed in connection with the acquisition of Banc Services Corp. (BSC)

         Under new accounting guidance, FASB Interpretation No. 46, as revised in December 2003, the trust is not consolidated with the Company. Accordingly, the Company does not report the securities issued by the trust as liabilities, and instead reports as liabilities the subordinated debentures issued by the Company and held by the trust, as these are no longer eliminated in consolidation. Accordingly, these balances are reported as "subordinated debentures" and continue to be presented in liabilities on the balance sheet. The deconsolidation of the net assets and results of operations of the trusts had no material impact on the Company's financial statements since the Company continues to be obligated to repay the debentures held by the trusts and guarantees repayment of the capital securities issued by the trust. The consolidated debt obligation related to the trusts increased from $7.0 million to $7.2 million upon deconsolidation, with the difference representing the Company's common equity ownership in the trusts.

11       DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

         Carrying amount and estimated fair values of financial instruments were as follows at year-end:

                                                         2003                      2002
                                                         ----                      ----
                                                Carrying       Fair       Carrying       Fair
                                                 Amount        Value       Amount        Value
                                                ---------    ---------    ---------    ---------
Financial assets
    Cash and due from banks                     $  32,393    $  32,393    $  24,508    $  24,508
    Federal funds sold                              3,785        3,785        7,130        7,130
    Securities available for sale                 272,358      272,358      184,908      184,908
    Loans held for sale                            21,482       21,482       24,761       25,522
    Net loans                                     449,291      461,347      369,794      378,685
    Accrued interest receivable                     4,800        4,800        3,815        3,815

Financial liabilities
    Deposits                                     (675,713)    (680,990)    (521,533)    (526,339)
    Short-term borrowings                         (39,451)     (39,451)     (29,573)     (29,573)
    Federal Home Loan Bank
      advances and other borrowed funds               (81)         (83)      (1,397)      (1,442)
    ESOP loan                                      (1,536)      (1,769)      (1,671)      (1,878)
    Subordinated debenture                         (7,217)      (7,278)
    Accrued interest payable                       (1,254)      (1,254)      (1,271)      (1,271)

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

12       EMPLOYEE BENEFIT PLANS

         The Company sponsors a non-contributory Employee Stock Ownership Plan
(ESOP), and a 401(k) plan, in which all salaried employees with one year or more of service participate. Discretionary contributions to the ESOP are made by the Company's subsidiaries. For the years presented contributions were made in an amount equal to 6% of the aggregate compensation paid in each year to all eligible participants. The 401(k) is funded through a salary reduction program, as well as a matching portion funded by the respective subsidiaries. The Company adopted the safe harbor provision for the 2002 plan year, which allows the Company to match up to 100% of the employee's contribution, up to the first 3%, and 50% of the next 2%. During the 2001 plan year presented, the Company matched 100% of the employee's contribution up to the first 6%. The ESOP has received a favorable determination letter from the Internal Revenue Service on the qualified status of the ESOP under applicable provisions of the Internal Revenue Code. Actual contributions paid to the plans, and expensed by the Company, for the three years ended December 31, were as follows:

                   2003           2002           2001
                   ----           ----           ----
401(k)            $ 287          $ 234          $ 143
ESOP                417            389            368
                  -----          -----          -----
                  $ 704          $ 623          $ 511
                  =====          =====          =====

         In February 2001, the ESOP borrowed funds from an unrelated financial institution to acquire common shares of the Company. The loan is secured by the shares purchased with the proceeds, and will be repaid from discretionary contributions to the ESOP and earnings on the ESOP assets. The loan is also guaranteed by WBC. The shares purchased with the loan proceeds are held in a suspense account for allocation among participants as the loan is repaid. As payments are made and shares are released from the suspense account, such shares will be validly issued, fully paid and non-assessable. At December 31, 2003 and 2002 the loan balance was $1.54 million and $1.67 million, respectively.

         As shares are committed to be released for allocation, the Company reports compensation expense equal to the current market price of the shares, and shares become outstanding for earnings per share computations. Dividends on allocated shares are recorded as a reduction of retained earnings; dividends on unallocated shares are recorded as a reduction of debt and accrued interest. ESOP compensation expense related to leveraged shares was $288 thousand in 2002, $287 thousand in 2002 and $157 thousand in 2001. The ESOP shares as of December 31, 2003 and 2002 were as follows.

                                                       2003         2002
                                                    ----------   ----------
Allocated shares                                       189,000      185,531
Shares committed to be released for allocation           8,973        8,546
Unreleased shares                                       63,897       71,150
                                                    ----------   ----------
                                                       261,870      265,227
                                                    ----------   ----------

Fair value of unreleased shares                     $1,720,746   $1,727,593
                                                    ==========   ==========

         The Company established an incentive stock option plan in 1999 that covers directors and certain officers of the Company. Under this plan, options to purchase stock have been granted to these directors and officers. This plan provides for the issue of up to 578,812 options. Exercise price is the market price at the date of grant. The maximum option term is ten years, options issued to directors are vested immediately, while options issued to certain officers vest over a three year period. In the event, however, of a change in control, options issued to these officers become fully vested and exercisable immediately. The Company, upon the merger of Banc Services Corp., acquired The Savings Bank and Trust Company 2000 Stock Incentive Plan for Employees and Directors, (the "2000 Stock Incentive Plan.") This plan remains in full force and effect, modified only by replacing the directors of Banc Services Corp. with those of Wayne Bancorp, Inc. The 2000 Stock Incentive Plan will terminate and cease to exist upon the exercise or expiration of the stock option grants in the plan, and no new shares will be granted under this plan. At December 31, 2003 stock options under this plan total 63,193 shares, and are all fully vested.

         A summary of the activity in the plan is as follows:

                                                       2003                     2002                     2001
                                                             Weighted                    Weighted                     Weighted
                                                              Average                     Average                      Average
                                                             Exercise                    Exercise                     Exercise
                                                 Shares        Price          Shares       Price          Shares       Price
                                                 ------        -----          ------       -----          ------       -----
Outstanding at beginning of year                 197,463    $     21.70       146,748   $     21.20        87,864    $     23.18
Granted                                           59,420          28.09        50,715         23.17        63,284          19.05
Acquired through acquisition                      63,193          14.85             0             0             0              0
Exercised                                        (50,311)         15.09             0          0.00             0           0.00
Forfeited                                              0           0.00             0          0.00        (4,400)         29.81
                                                 -------    -----------       -------   -----------       -------    -----------

Outstanding at end of year                       269,765          22.74       197,463         21.70       146,748          21.20
                                                 =======                      =======                     =======
Options exercisable at year-end                  218,772          22.63       140,199         23.00        90,206          23.23
Remaining options available for grant            309,047                      381,350                     432,064

         Options outstanding at year-end 2003 were as follows:

                            Weighted
                            Average
Exercise        Number      Remaining       Number
 Price       Outstanding   Contractual    Exercisable
$   9.78         6,536       9 years         6,536
   13.39         9,725       7 years         9,725
   13.88         3,168       8 years         3,168
   15.55        10,422       7 years        10,422
   18.17        18,821       7 years        18,821
   19.05        59,446       8 years        41,363
   22.46        16,327       6 years        16,327
   23.17        50,718       9 years        34,178
   26.52         3,770      10 years             0
   28.19        55,650      10 years        43,050
   29.80        35,182       5 years        35,182

13       OTHER OPERATING EXPENSES

         Other operating expenses include the following major categories of expense:

                       2003     2002     2001
                      ------   ------   ------
Advertising           $  469   $  287   $  256
Data processing        1,166      990      910
Franchise taxes          587      680      628
Telephone                527      338      300
Other operating        4,243    2,826    2,881
                      ------   ------   ------
                      $6,992   $5,121   $4,975
                      ======   ======   ======

14       INCOME TAXES

         Income tax expense was as follows:

                                  2003     2002        2001
                                -------   -------    -------
Federal current                 $ 2,846   $ 3,840    $ 3,878
Federal deferred (benefit)        1,113      (306)      (247)
                                -------   -------    -------
                                $ 3,959   $ 3,534    $ 3,631
                                =======   =======    =======

The sources of gross deferred tax assets and gross deferred tax liabilities at December 31, were as follows:

                                                              2003       2002
                                                             -------    -------
ITEMS GIVING RISE TO DEFERRED TAX ASSETS:
Allowance for loan losses                                    $ 2,436    $ 2,053
Employee benefits                                                188        380
Accrued ESOP contribution                                        130         95
Leases                                                            22          0
Unrealized gain on loans held for sale                            90        227
Intangible assets                                                 33         72
Other                                                              0         29
                                                             -------    -------
                                                               2,899      2,856
ITEMS GIVING RISE TO DEFERRED TAX LIABILITIES:
Depreciation                                                    (763)      (282)
FHLB stock dividend                                             (375)      (267)
Leases                                                             0       (117)
Unrealized gain on securities available-for-sale              (1,063)    (1,837)
Loan servicing                                                  (434)      (253)
Purchase accounting adjustments                               (2,493)         0
Other                                                           (115)       (87)
                                                             -------    -------
                                                              (5,243)    (2,843)
                                                             -------    -------
Net deferred tax (liabilities) assets                        $(2,344)   $    13
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

         The reasons for the differences between income tax expense and the amount computed by applying the statutory federal income tax rates of 35% for the three years presented are as follows:

                                                      2003       2002       2001
                                                    -------    -------    -------
Tax at federal statutory rate                       $ 4,669    $ 4,209    $ 4,196
Effect of tax-exempt income                            (806)      (568)      (477)
Effect of non-deductible goodwill amortization            0          0         29
Income from life insurance                               (6)        (6)        (5)
Other                                                   102       (101)      (112)
                                                    -------    -------    -------
                                                    $ 3,959    $ 3,534    $ 3,631
                                                    =======    =======    =======
Effective tax rate                                    29.68%     28.71%     29.58%
                                                    -------    -------    -------

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

         The contractual amounts of financial instruments with off-balance-sheet risk were as follows at year end.

                                 2003       2002
                                 ----       ----
Commitments to extend credit   $ 11,587   $ 21,710
Unused lines of credit          134,435     74,479
Standby letters of credit         5,264        563

         Commitments to make loans are generally made for 60 days or less. Included in commitments to extend credit at December 31, 2003 and 2002, were $962 thousand and $5.0 million in fixed rate loans with interest rates ranging from 6.00% to 7.00% in 2003, and 4.75% to 8.25% in 2002. Maturities range from 20 to 25 years for 2003 and 1 to 30 years for 2002.

         The Company has entered into employment agreements with certain officers of the Company and its affiliates. The term of the agreements are ten years. The employment agreements provide that in the event of a "change in control" of Wayne Bancorp, Inc., the officers would be entitled to benefits under the agreement.

16       REGULATORY MATTERS

         Dividends are paid by the Company from its assets which are mainly provided by dividends from its subsidiaries. However, certain restrictions exist in regard to the ability to transfer funds to the Company in the form of dividends. The approval of the Comptroller of the Currency, for WCNB, and the Federal Reserve Board, for SBT, is required in order to pay dividends in excess of earnings retained in the current year plus retained earnings from the preceding two years. At year-end 2003, the amount of retained earnings available for dividends without this approval is $1.1 million for WCNB and $1.0 million for SBT.

         The Company and its subsidiaries are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements. The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration is required. During 2003, as a result of the acquisition of BSC, the Company merged The Savings Bank and Trust Company into Chippewa Valley Bank and renamed the resulting entity Savings Bank & Trust. Therefore capital ratios are reflected for CVB in 2002, and the combined bank SBT, in 2003.

         At year-end, consolidated and Bank only actual capital levels and minimum required levels were as follows:

                                                                                   TO BE WELL
                                                               FOR CAPITAL      CAPITALIZED UNDER
                                                                 ADEQUACY       PROMPT CORRECTIVE
                                                 ACTUAL          PURPOSES       ACTION PROVISIONS
                                            AMOUNT   RATIO    AMOUNT    RATIO    AMOUNT     RATIO
                                           --------  -----   --------   -----   --------   ------
AS OF DECEMBER 31, 2003:
TOTAL CAPITAL (TO RISK WEIGHTED ASSETS)
Consolidated                               $ 80,217  15.2%   $ 42,358    8.0%   $ 52,948    10.0%
WCNB                                         40,363  13.1%     24,568    8.0%     30,710    10.0%
SBT                                          33,439  15.8%     16,916    8.0%     21,146    10.0%

TIER 1 CAPITAL (TO RISK WEIGHTED ASSETS)
Consolidated                                 73,475  13.9%     21,179    4.0%     31,769    6.0%
WCNB                                         36,523  11.9%     12,284    4.0%     18,426    6.0%
SBT                                          30,794  14.6%      8,458    4.0%     12,687    6.0%

TIER 1 CAPITAL (TO AVERAGE ASSETS)
Consolidated                                 73,475   9.2%     31,847    4.0%     39,809    5.0%
WCNB                                         36,523   8.4%     17,316    4.0%     21,645    5.0%
SBT                                          30,794  8.60%     14,315    4.0%     17,893    5.0%

AS OF DECEMBER 31, 2002
TOTAL CAPITAL (TO RISK WEIGHTED ASSETS)
Consolidated                               $ 67,125  16.5%   $ 32,604    8.0%   $ 40,756   10.0%
WCNB                                         47,746  15.2%     25,149    8.0%     31,436   10.0%
CVB                                          15,403  15.0%      8,218    8.0%     10,272   10.0%

TIER 1 CAPITAL (TO RISK WEIGHTED ASSETS)
Consolidated                               $ 62,019  15.2%   $ 16,302    4.0%   $ 24,453    6.0%
WCNB                                         33,810  10.8%     12,574    4.0%     18,862    6.0%
CVB                                          11,116  10.8%      4,109    4.0%      6,163    6.0%

TIER 1 CAPITAL (TO AVERAGE ASSETS)
Consolidated                               $ 62,019  10.2%   $ 24,430    4.0%   $ 30,538    5.0%
WCNB                                         33,810   7.7%     17.539    4.0%     21,924    5.0%
CVB                                          11,116   6.4%      6,952    4.0%      8,690    5.0%

At year-end 2003 and 2002, the Company and subsidiaries were categorized as well capitalized. Management is not aware of any conditions subsequent to year-end that would change the Company's or the Banks' capital category.

17       PARENT COMPANY ONLY FINANCIAL INFORMATION

BALANCE SHEETS

                                                      DECEMBER 31,
                                                     2003       2002
                                                   --------   --------
ASSETS
Cash                                               $    604      1,272
Securities available for sale                         1,222      1,223
Subordinated note from subsidiary                         0     13,000
Investment in subsidiaries                          103,895     51,650
Other assets                                          2,405      1,519
                                                   --------   --------

TOTAL ASSETS                                       $108,126   $ 68,664
                                                   ========   ========

LIABILITIES AND EQUITY
Debt                                               $  1,537   $  1,671
Subordinated debentures                               7,217
Accrued expenses and other liabilities                  269        569
Shareholders' Equity                                 99,103     66,424
                                                   --------   --------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY         $108,126   $ 68,664
                                                   ========   ========

STATEMENTS OF INCOME

                                                          YEARS ENDED DECEMBER 31,
                                                      2003          2002           2001
                                                      ----          ----           ----
Dividends from subsidiaries                         $ 6,625        $16,337        $3,107
Other income                                            260            102           394
                                                    -------        -------        ------
                                                      6,885         16,439         3,501

Other expenses                                          649            655           608
                                                    -------        -------        ------

Income before income taxes and equity
     in undistributed earnings of subsidiaries        6,236         15,784         2,893
Federal income tax (benefit)                           (255)          (260)         (192)
                                                    -------        -------        ------
                                                      6,491         16,044         3,085

Equity in undistributed earnings (distributions
     in excess of earnings) of subsidiaries           2,890         (7,266)        5,558
                                                    -------        -------        ------
Net income                                          $ 9,381        $ 8,778        $8,643
                                                    =======        =======        ======

STATEMENTS OF CASH FLOWS

                                                        YEARS ENDED DECEMBER 31,
                                                      2003        2002        2001
                                                    --------    --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                          $  9,381    $  8,778    $  8,643
Adjustments to reconcile net income
    to net cash provided by operating
    activities (equity in undistributed
    earnings) distributions  in excess of
    earnings of subsidiaries                          (2,890)      7,266      (5,558)
Other, net                                            (1,584)        (93)        224
                                                    --------    --------    --------
Net cash from operating activities                     4,907      15,951       3,309

CASH FLOWS FROM INVESTING ACTIVITIES
Net cash paid on acquisition of BSC                   (9,525)
Purchase of securities available-for-sale                (12)       (421)        (96)
Proceeds from sales and maturities of
     securities available-for-sale                       180                      49
Capitalization of MidOhio Data, Inc.                    (870)       (902)
Purchase subordinated note from subsidiary                       (13,000)
Proceeds from repayment of
    subordinated note from subsidiary                 13,000       3,750       3,750
Purchase of premises and equipment, net                             (261)       (357)
                                                    --------    --------    --------
Net cash from investing activities                     2,773     (10,834)      3,346

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid                                   (3,831)     (2,866)     (2,657)
Cash paid in lieu of fractional shares
    on 5% stock dividend                                 (23)        (15)        (14)
Treasury stock purchased                              (4,494)     (2,939)     (4,113)
                                                    --------    --------    --------
Net cash from financing activities                    (8,348)     (5,820)     (6,784)
                                                    --------    --------    --------
Net change in cash                                      (668)       (703)       (129)
Cash at beginning of year                              1,272       1,975       2,104
                                                    --------    --------    --------
Cash at end of year                                 $    604    $  1,272    $  1,975
                                                    ========    ========    ========

18       EARNINGS PER COMMON SHARE

         The factors used in the earnings per common share computations were as follows:

                                                      2003           2002           2001
                                                   -----------    -----------    -----------
BASIC
Net income                                         $     9,381    $     8,778    $     8,643
                                                   -----------    -----------    -----------

Weighted average common shares outstanding           5,890,741      5,086,757      5,260,489
Less:  average unallocated ESOP shares                 (70,210)       (82,487)       (64,511)
                                                   -----------    -----------    -----------

Average shares                                                5,820,531    5,004,270    5,195,978
                                                             ----------   ----------   ----------

Basic earnings per common share                              $     1.61   $     1.75   $     1.66
                                                             ----------   ----------   ----------

DILUTED
Net income                                                   $    9,381   $    8,778   $    8,643
                                                             ----------   ----------   ----------

Weighted average common shares outstanding
  for basic earnings per common share                         5,820,531    5,004,270    5,195,978
Add:  diluted effects of assumed exercises
  of stock options                                               31,617       12,089        5,294
                                                             ----------   ----------   ----------

Average shares and dilutive potential common shares           5,852,148    5,016,359    5,201,272
                                                             ----------   ----------   ----------

Diluted earnings per common share                            $     1.60   $     1.75   $     1.66
                                                             ==========   ==========   ==========

         Stock options for 84,746, 101,551 and 53,251 shares of common stock were not considered in computing diluted earnings per common share for 2003, 2002 and 2001 because they were antidilutive.

19       QUARTERLY FINANCIAL DATA (UNAUDITED)

                                  NET    PROVISION               NET EARNINGS
                      INTEREST INTEREST     FOR      NET           PER SHARE
                       INCOME   INCOME  LOAN LOSSES INCOME      BASIC    DILUTED
                       ------   ------  ----------- ------      -----    -------
2003
First Quarter         $ 8,515   $ 6,073   $    40   $ 2,228   $   0.42   $   0.42
Second Quarter          9,245     6,723        71     2,231       0.40       0.40
Third Quarter          10,761     8,178       131     2,683       0.43       0.43
Fourth Quarter         10,288     7,847       272     2,239       0.36       0.35

2002
First Quarter         $ 9,416   $ 6,209   $   150   $ 2,292   $   0.45   $   0.45
Second Quarter          9,027     5,861       150     2,021       0.40       0.40
Third Quarter           9,000     5,987       150     2,115       0.43       0.43
Fourth Quarter          8,891     6,131         0     2,350       0.47       0.47

         The increase in the provision during the fourth quarter of 2003 is due to increased charge-offs at AFC as a result of a permanent write-down on mortgage loans pending foreclosure as well as an increase in charge-offs at SBT related to commercial and consumer loans.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

The following commentary represents Management's discussion and analysis of the Company's financial condition and results of operations. This review highlights the principal factors affecting earnings during 2003, 2002 and 2001 and significant changes in the consolidated balance sheets for the years ending December 31, 2003 and 2002. Financial information for prior years is presented when appropriate. The objective of this financial review is to enhance the reader's understanding of the accompanying financial statements and related information of the Company. This review should be read in conjunction with the audited consolidated financial statements, footnotes, financial ratios and statistics and other information contained in this report, and the Company's 10-K. Where applicable, Management's insights of known events and trends that have or may reasonably be expected to have a material effect on the Company's operations and financial condition are discussed.

On May 31, 2003, the Company completed the merger of Banc Services Corp., (BSC) which was announced December 11, 2002. BSC merged with and into the Company and BSC's subsidiaries, The Savings Bank and Trust Company merged into Chippewa Valley Bank (CVB), and was renamed Savings Bank & Trust (SBT), while Access Financial Corp. (AFC) survived the merger. As a result of this merger the following discussion for 2003 includes seven months of results of the combined entity SBT, and 12 months of the former CVB, while the results for AFC are for seven months only. As the merger was accounted for under purchase accounting rules the results for prior periods have not been restated and do not include the results of the acquired entities.

Wayne Bancorp, Inc. is a locally managed and operated multi-bank holding company whose bank subsidiaries include Wayne County National Bank (WCNB) and Savings Bank & Trust (SBT). The Company also operates three non-bank subsidiaries, Access Financial Corp., (AFC) a consumer finance company, MidOhio Data, Inc.
(MID), a data processing company that performs data processing solely for the bank subsidiaries, while Chippewa Valley Title Agency, Inc. (CVT), a wholly-owned subsidiary of WCNB, performs activities relating to title insurance for the bank subsidiaries. These entities are collectively referred to as the "Company." The Company provides banking and financial related services to individual and commercial customers in Wayne, Holmes, Medina and Stark counties. The Company's deposits are insured by the Federal Deposit Insurance Corporation, and both bank subsidiaries are members of the Federal Reserve System. WCNB is subject to supervision, examination and regulation by the Comptroller of the Currency, and SBT is subject to supervision, examination and regulation by the Federal Reserve Board and the Ohio Division of Financial Institutions, while AFC is subject to supervision, examination and regulation by the Ohio Division of Financial Institutions. The Company and MID are subject to supervision, examination and regulation by the Federal Reserve Board.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United Sates of America and follow the general practice within the industry in which the Company operates. Application of these principles requires management to make estimates or judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates or judgments. Certain policies inherently have a greater reliance on the use of estimates, and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates or judgments are necessary when assets and liabilities are required to be recorded at fair value, as this inherently results in more financial statement volatility.

The most significant accounting policies followed by the Company are presented in Note 1 to the consolidated financial statements. These policies, along with the disclosures presented in the other financial statement notes and in this Management's Discussion and Analysis of Financial Condition and Results of Operations, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Management views critical accounting policies to be those which are highly dependent on subjective or complex judgments, estimates and assumptions and where changes in those estimates and assumptions could have a significant impact on the financial statements. Management currently views the determination of the allowance for loan losses as a critical accounting policy.

The allowance for loan losses represents management's estimate of probable credit losses inherent in the loan portfolio. Estimating the amount of the allowance for loan losses requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. Loan losses are charged against the allowance while recoveries of amounts previously charged off are credited to the allowance. Loan loss provisions are charged against current earnings based on management's periodic evaluation and review of the factors indicated above.

The components of the allowance for loan losses represent an estimation pursuant to either Statement of Financial Accounting Standards No. (SFAS) 5, Accounting for Contingencies, or SFAS 114, Accounting by Creditors for Impairment of a Loan. The allocated component of the allowance for loan losses reflects potential losses resulting from analyses developed through specific credit allocations for individual loans and historical loss experience for each loan category. The specific credit allocations are based on regular analyses of loans where the internal credit rating is at or below a predetermined classification. These analyses involve a high degree of judgment in estimating the amount of loss associated with specific loans, including estimating the amount and timing of future cash flows and collateral values. The allocated component of the allowance for loan losses also includes consideration of concentrations and changes in portfolio mix and volume, as well as local economic trends and conditions.

The Company has grown through acquisition, and as a result has expanded its geographic region in which it operates and changed its portfolio mix. As a result, historical loss experience data used to establish allocation estimates may not precisely correspond to the current portfolio. Also, loss data representing a complete economic cycle is not available for all sectors. Uncertainty surrounding the strength and timing of economic cycles also affects estimates of loss.

There are many factors affecting the allowance for loan losses: some are quantitative while others require qualitative judgment. Although management believes its process for determining the allowance adequately considers all of the potential factors that could potentially result in credit losses, the process includes subjective elements and may be susceptible to significant change. To the extent actual outcomes differ from management estimates, additional provision for credit losses could be required that could adversely affect earnings or the financial position in future periods

FORWARD-LOOKING STATEMENTS

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

TABLE I: FINANCIAL RATIOS FOR FIVE YEARS

                                           2003    2002       2001     2000    1999
                                          -----    -----     -----    -----    -----
RATE OF RETURN ON:
Average assets                             1.26%    1.45%     1.50%    1.47%    1.47%
Average equity                            10.99    13.60     14.10    14.55    14.44
Beginning equity                          14.12    14.21     14.43    15.26    13.30

AS A PERCENT OF AVERAGE ASSETS:
Net interest income                        3.88%    3.99%     4.24%    4.06%    4.07%
Non-interest income                        0.88     0.82      0.85     0.76     0.75
Provision for loan losses                  0.07     0.07      0.12     0.04     0.03
Non-interest expense                       2.89     2.70      2.83     2.74     2.71
Dividends as a percent of net income      41.32    37.21     35.29    36.21    35.58

OTHER
Average loans to average deposits         73.44%   77.76%    84.08%   81.87%   76.88%
Net loan charge-offs (recoveries)
  to average loans                         0.43     0.06      0.06     0.02    (0.03)
Allowance to year-end net loans            1.60%    1.63      1.50     1.43     1.46
Average shareholders' equity
  to average assets                       11.50    10.65     10.64    10.08    10.18

CHANGES IN AVERAGE BALANCES:
Total assets                              22.55%    5.16%     3.93%    3.76%    4.86%
Shareholders' equity                      32.27     5.30      9.76     2.66    (6.28)
Loans                                     14.43    (1.60)     5.33    11.18     7.32
Deposits                                  21.16     6.38      2.56     4.41     7.92

RESULTS OF OPERATIONS

The Company's net income for 2003 was $9.38 million, which is an increase of $603 thousand, or 6.9% over 2002 net income of $8.78 million, which increased $134 thousand, or 1.6% from net income of $8.64 million in 2001. Net income per share, basic and diluted, was $1.60 in 2003, compared to $1.75 in 2002 and $1.67 in 2001.

Return on average assets for 2003 was 1.26% compared to 1.45% for 2002 and 1.50% in 2001, while return on average equity was 10.99% in 2003, compared to 13.60% in 2002 and 14.10% in 2001.

NET INTEREST INCOME

Net interest income, the primary source of earnings for the Company, is the difference between interest and fee income generated on earning assets and the interest expense on deposits and borrowed funds. Net interest income is affected by changes in interest rates, the volume and composition of earning assets and paying liabilities, as well as the balances in non-interest bearing deposit accounts. During 2003, through the acquisition of Banc Services Corp, (BSC) the Company experienced a substantial increase in its net interest income. Although, Management expects net interest income to increase during 2004 as a result of a full year of operations of the combined companies, Management also feels it will not be at the same magnitude as 2003, due to the prolonged low interest rate environment, expectations that the Federal Open Market Committee (FOMC) will not increase interest rates until 2005, increased competition for loan growth, and the anticipated loss of a major employer, Rubbermaid. Rubbermaid is expected to close its Wooster, Ohio operations during the second quarter of 2004, resulting in a loss of 1,250 jobs, which will impact balance sheet growth, loan demand and potentially, credit quality.

Total interest and fee income for 2003 was $38.8 million, which increased $2.5 million, or 6.9% from the $36.3 million earned in 2002, which decreased $4.8 million, or 11.6% from the $41.1 million earned in 2001. The tax equivalent yield on average earning assets for 2003 was 5.86% compared to 6.52% in 2002 and 7.73% in 2001. The most significant impact on the increased interest income for 2003 was due to the acquisition of BSC that occurred during the second quarter of 2003. This acquisition increased the earning assets of the Company and enhanced our ability to generate revenues. Beyond the merger, the most significant impact on the Company's interest income for all years presented is the declines in the prime rate of interest and asset yields, while earning assets grew. Due to economic weakness and recession concerns, the FOMC has lowered the target federal funds rate 550 basis points through a series of 13 rate cuts since January 1, 2001. As the prime rate of interest tends to change with the federal funds rate, the prime rate experienced similar movements. As a result of these rate changes, the yield generated on earning assets has declined accordingly, as a large portion of the loan portfolio including commercial and home equity loans are tied to the prime rate of interest, thus reducing interest income despite an increase in earning assets. Also bond yields have seen similar declines impacting yields earned on securities. During 2003, earning assets increased $160.3 million, which included a $76.2 million increase in loans, while securities and federal funds sold increased by $84.1 million. This growth is substantially all due to the acquisition of BSC. During 2002, earning assets increased by $18.2 million, which comprised an increase in securities and federal funds sold of $23.0 million, offset by a $4.8 million reduction in loans. These changes in the composition of earning assets, with the exception of mergers and acquisitions, are largely effected by loan demand and market conditions, which can be impacted by a variety of factors, including interest rates, economic forecasts and the global economy.

Total interest expense for 2003 was $10.0 million, which decreased $2.1 million, or 17.8% from interest expense of $12.1 million in 2002, which decreased $4.6 million, or 27.2% from interest expense of $16.7 million in 2001. The cost of funds on average interest bearing deposits and borrowed funds was 1.78% at December 31, 2003, compared to 2.60% at December 31, 2002 and 3.77% at December 31, 2001. Total interest bearing liabilities at December 31, 2003 were $611.7 million, which increased $136.5 million from $475.2 million in 2002, which increased $3.6 million from $471.6 million in 2001. The decrease in the cost of funds from 2001 to 2003 is a result of the Company lowering rates on deposits in order to maintain a strong net interest margin in response to the falling rate environment. Although the Company has been able to reduce deposit rates over the past several years in response to the numerous interest rate cuts initiated by the FOMC, Management feels that further rate reductions on the deposit side will be limited due to the current level of rates being offered depositors.

The Company's Asset/Liability Committee monitors the maturity structure and rates of all interest earning assets and interest bearing liabilities to maintain stability in the net interest income. Like many banks, the Company operates with a negative one-year GAP position, where interest bearing liabilities subject to repricing exceed interest bearing assets subject to repricing within the one-year period. During 2003 the Company experienced an increase in the net interest spread, which is the difference between rates earned on assets and the rates paid on deposits and borrowed funds, from 3.92% in 2002 to 4.08% in 2003. This increase is largely due to the merger with BSC, as well as the negative one-year GAP position, which has caused the liabilities to continue repricing downward at a larger magnitude than the assets. As interest rates are not expected to increase until the first quarter of 2005, Management anticipates that the net interest spread will begin to decline during 2004, as a result of the prolonged low interest rate environment, continued balance sheet repricing, and the fact that the assets will reprice at a larger magnitude than the liabilities due to the current low level of deposit rates. In anticipation of higher interest rates, the Company has positioned its balance sheet to favor a rising rate environment, by adjusting the stated maturities on its assets and liabilities in a manner to take advantage of repricing opportunities when rates begin to rise. Given the Company's one-year negative GAP position a rising interest rate environment will generally have a negative impact on net interest income. However, a significant amount of liabilities subject to repricing in one year or less are savings and interest bearing checking accounts that have no stated maturity or contractual interest rate levels. Therefore, Management has some ability to control rate increases on these deposit products based on loan demand and funding needs.

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

To ensure and monitor loan quality, the Company has an internal loan review function, where loans are systematically reviewed, and graded, if necessary. The review process encompasses commercial loans with balances exceeding a fixed dollar amount, however all loans are subject to review and grading at any time. Loans reviewed for borrowers who exhibit declining financial performance or who have experienced payment delays are generally assigned grades of watch, substandard, doubtful or loss, depending on the degree of financial distress. Regulatory examiners also may review selected loans and assign similar grades. The graded loans are placed on a watch list and monitored by the Board of Directors and Loan Committee on a regular basis. In addition to the above review process, the Company also reviews and monitors past due loans and charge-offs on a monthly basis that primarily consist of smaller dollar loans as found in the residential real estate and installment loan portfolios.

The allowance for loan losses consists of a specific allocation and a general allocation. The specific allocation includes those loans identified in the internal review process and reflects the expected losses resulting from this analysis. The general allocation of the reserve is determined based on Management's assessment of general and current economic conditions, as well as other risk factors in the loan portfolio. Although the allowance comprises two components, the entire amount is available for any losses that may occur.

At December 31, 2003, the allowance for loan losses was $7.17 million, or 1.60% of total loans compared to $6.04 million, or 1.63% at December 31, 2002. During 2003, the Company experienced net charge-offs of $1.91 million, while in 2002 the Company had net charge-offs of $232 thousand. The increased balance in the reserve as well as the net charge-offs is substantially all related to the acquisition of BSC during 2003. The allowance acquired was $2.5 million, while the increase in net charge-offs is primarily due to SBT and AFC having a larger concentration of consumer debt as net charge-offs at these subsidiaries totaled $1.36 million, of which $814 thousand related to consumer debt. These types of loans historically carry a greater credit risk than other loan types, whereby the Company has experienced an increase in net charge-offs and loans considered past due. In addition to the increased charge-offs in consumer loans, the Company also experienced an increase in charge-offs in commercial loans due to the depressed economic conditions.

At December 31, 2003, the Company had loans that were past due 90 days or more and still accruing interest of $1.1 million, or .23% of total loans compared to $334 thousand or .08% at December 31, 2002. At December 31, 2003 the Company had $1.23 million of loans classified as non-accrual, while in 2002 loans classified as non-accrual were $1.04 million.

The provision for loan losses charged to operations was $514 thousand in 2003 compared to $450 thousand in 2002, and $701 thousand in 2001. The increase in 2003 is primarily due to the acquisition and the charge-offs at the Company's consumer finance subsidiary, AFC, as SBT and AFC are focused more on consumer lending which has historically generated higher charge offs than other loan types. The affiliate banks experienced an increase in charge-off activity from $465 thousand in 2002 to $1.79 million in 2003. Approximately $1.2 million of these charged off loans had been previously identified as problem loans, and had reserves specifically allocated to them. Of this total, $700 thousand had a specific reserve allocation at SBT at acquisition. The decrease in 2002 from 2001 is primarily due to a net reduction in loan balances from the previous year. Although the weak economic conditions were evident during 2002, the Company's charge-offs increased only slightly from $421 thousand in 2001 to $465 thousand in 2002, corresponding to the current provision. Due to continued weakness in the economy, and the uncertainty related to the closing of Rubbermaid, Management anticipates that the provision for 2004 will be similar to, or higher than in 2003.

NON-INTEREST INCOME

In 2003, total non-interest income was $6.50 million compared to $4.94 million in 2002, and $4.87 million in 2001. Non-interest income of the Company consists of fees generated for providing banking related services to our customers. This income is derived from several components, including service charges and fees on deposits, income for Investment and Trust Services, insurance commissions from Chippewa Valley Title, gains on loan and securities sales, and other non-interest income. The substantial increase during 2003 was due to the acquisition of BSC. As the acquisition included seven months of operations of the combined companies, Management expects continued increases during 2004 as a result of a full year of operations, primarily in the areas of deposit service charges and income from Investment and Trust Services.

Service charges and fees on deposits in 2003 were $2.65 million, which increased $480 thousand, or 22.2% from $2.17 million in 2002, which increased $44 thousand, or 2.1% from $2.12 million in 2001. The increase in 2003 reflects the benefits of growth in our deposit accounts through the acquisition as well as Company wide fee structure changes, and an increase in fees generated from deposit accounts with non-sufficient funds as a result of the Company changing its methodology on how it assesses overdraft fees. Due to these changes as well as enhancing our products and services we anticipate continued growth in this area in 2004. The increase in 2002 compared to 2001, is due to an increase in fees earned from non-sufficient funds and the Company's Automated Teller Machines (ATM's), offset by a slight decrease in core service charges. Management monitors our market area to ensure that the fees charged on these deposit accounts are competitive, and also reviews the costs associated with offering these accounts when determining the fee to charge the customer.

Investment and Trust Services income for 2003 was $2.17 million, which is an increase of $666 thousand, or 44.2% from 2002 income of $1.50 million, which increased $5 thousand, or .3% from income of $1.50 million in 2001. The increase in Trust income for 2003 is due in large part to the increase in assets under management through organic growth and acquisition. In addition to the increased asset base during 2003, Trust income also benefited from a year end recovery in the equity markets, as fees charged, in part, are based on the growth in assets under management. The increase in Trust income for 2002 was primarily due to increases in the Retirement Services area due to the changes and enhancements implemented during 2001, which includes additional product offerings and service via the Internet. The fair-market value of Trust assets at December 31, 2003 was $383 million compared to $296 million and $315 million for December 31, 2002 and 2001 respectively. The increase in 2003 is primarily due to the acquisition, while the decrease in assets under management in 2002 is primarily related to the decline in the equity markets offset by an increase in assets in the Retirement Services area. Additional growth in assets under management is dependent on customer retention, market conditions and ensuring we offer competitive products and services.

Other non-interest income was $1.69 million in 2003, which increased $416 thousand, or 32.8% from $1.27 million in 2002, which increased $27 thousand or 2.4% from $1.27 thousand in 2001. The increase in 2003 was due to increases in several areas including an $80 thousand increase in commissions from CVT, an $87 thousand increase in gains from security sales, a $51 thousand increase in other charges and fees, credit card fees of $40 thousand, and increased debit card interchange fees of $63 thousand. These increases were offset by a $15 thousand decline in gains from loan sales, and a $109 thousand decrease in mortgage servicing fees due to the low interest rates on mortgage loans resulting in a higher level of refinancing than in prior years. The increase in 2002 compared to 2001, is due to increases in several areas offset by a decline in realized gains on the sales of loans. During 2002 mortgage loan servicing fees increased by $33 thousand due to an increase in loans being serviced, commissions from CVT increased $58 thousand primarily due to a full year of operations compared to only five months in 2001, securities gains increased by $29 thousand, debit card interchange fees increased by $32 thousand due to increased usage and gains from real estate sales increased by $23 thousand. These increases were offset by a $190 thousand decrease in gains from loan sales compared to the prior year.

NON-INTEREST EXPENSE

Non-interest expenses are comprised of salaries and employee benefits, occupancy and equipment, and other operating expenses. Total non-interest expense was $21.47 million in 2003, which increased $5.10 million, or 31.2% from $16.37 million in 2002, which increased $53 thousand, or .3% from $16.32 million in 2001. The Company anticipates that non-interest expenses will continue to increase during 2004 due to a full year of combined operations from the merger, the addition of a new headquarters facility for SBT that was completed in December of 2003, and the addition of a new branch facility for SBT that is expected to be completed during the second quarter of 2004. To offset these expected increases in 2004, Management expects that computer related expenses will decline as a result of bringing the data processing in-house for the affiliate banks.

Total salaries and employee benefits were $11.16 million in 2003, which increased $1.96 million, or 21.3% from $9.20 million in 2002, which increased $124 thousand, or 1.4% from $9.01 million in 2001. During 2003, salaries and payroll taxes increased by $1.65 million, retirement benefits increased $93 thousand and health insurance increased by $233 thousand. These increases are primarily acquisition related due to the increased staff levels, as well as annual compensation adjustments. During 2002 salaries and payroll taxes increased by $308 thousand and retirement benefits increased $139 thousand while health insurance decreased by $324 thousand. The increase in salaries and payroll taxes during 2002 is due to making annual compensation adjustments, while the increase in retirement benefits is primarily due to increasing the 401(k) employer match. The decrease in health insurance costs is primarily due to the Company implementing changes to the health insurance plan during the fourth quarter of 2001 that reduced the overall cost to the Company as well as a decrease in health related expenses.

Occupancy and equipment expense was $2.97 million in 2003, which increased $921 thousand, or 45.0% from $2.05 million in 2002, which decreased $50 thousand, or 2.4% from $2.10 million in 2001. The increase in 2003 is largely due to the addition of several branch locations as a result of the acquisition, which increased costs related to building and equipment maintenance and repairs. Also during 2003, MID, invested in the technology required for check imaging and also to bring the data processing function in-house for WCNB, and is now performing full proof and data processing for both bank affiliates. The primary reason for the decrease in 2002 is due to a reduction in expenses related to building and equipment maintenance and repairs and utilities.

Other operating expenses were $7.34 million in 2003, which increased $2.21 million, or 43.3% from $5.12 million in 2002, which decreased $20 thousand, or ..4% from $5.14 million in 2001. The increase in 2003 is substantially all due to increased costs from the acquisition of BSC. Also included in these costs are merger related charges of $497 thousand, or $.06 per share net of tax, and core deposit amortization expense of $348 thousand. Management anticipates that merger related charges, if any, will be substantially lower in 2004. The increase in 2002 is due to increases in expenses related to franchise tax, Investment and Trust Services, bank service charges, telephone, advertising, data processing and the expenses for operation of the Company's ATM's. These increases were offset by decreases in expenses related to FDIC insurance, stationary and supplies, donations, intangible amortization and charge-offs of customer accounts due to lack of funds.

INCOME TAXES

Federal income taxes were $3.96 million in 2003, which increased $425 thousand or 12.0% from $3.53 million in 2002, which increased $97 thousand or 2.7% from $3.63 million in 2001. The change in federal income taxes is due to the changes in pre-tax earnings of the Company as well as adjustments of deferred tax assets and liabilities. The income tax expense represents an effective tax rate of 29.7% for 2003, 28.7% for 2002, and 29.6% for 2001. The effective tax rate paid by the Company is impacted by the amount of tax-free income that is generated through tax-exempt securities and loans to tax-exempt customers.

FINANCIAL CONDITION

Total assets at December 31, 2003 were $827.3 million, which is an increase of $203.7 million, or 32.7% over total assets of $623.6 million at December 31, 2002. The Company's earning assets increased $160.3 million from $586.6 million in 2002 to $746.9 million in 2003. At December 31, 2003, earning assets as a percentage of total assets were 90.2% compared to 94.1% at December 31, 2002. Loans as a percentage of total assets decreased from 59.3% at December 31, 2002 to 54.3% at December 31, 2003, while the securities portfolio experienced an increase from 29.7% of total assets at December 31, 2002 to 32.9% at December 31, 2003. The growth in earning assets was primarily funded through a $154.2 million increase in deposits, a $9.9 million increase in short-term borrowings, and an increase of $7.2 million on long-term borrowings. These were offset by a $1.4 million decline in Federal Home Loan Bank advances and other borrowed funds and the ESOP loan. This asset growth was primarily through the acquisition of BSC, as organic growth during 2003 would show a net decline in assets due to debt reduction and account attrition. Management anticipates that asset growth during 2004 will be largely dependent on the strength of the economic recovery, which will support increased loan demand and opportunities for deposit relationships.

SECURITIES

The securities portfolio was $272.4 million at December 31, 2003, compared to $184.9 million at December 31, 2002, which represents an increase of $87.5 million, or 47.3%. This increase is primarily due to the acquisition of BSC, using the proceeds from the mortgage loan sales to purchase short-term securities, and proceeds from loan payoffs without increased demand. As these securities mature it is Management's intention to use the proceeds to fund future growth in the loan portfolio to enhance interest income through increased yields, or invest in similar securities. During periods of weak economic conditions it is typical that securities portfolios will experience increased growth due to diminished loan demand.

The securities portfolio serves a primary role in the overall context of asset and liability management by providing liquidity, earnings, and diversification. The securities portfolio is used to fund loan growth and deposit outflows, enhance Company earnings through purchases of high quality securities, and manage the credit and interest rate risk inherent in the balance sheet.

To maintain sufficient liquidity, the Company invests primarily in shorter-term securities of less than five years remaining maturity. These include U.S. Treasury and Agency securities, which are direct obligations of the U.S. government and agencies of the U.S. government. These types of securities are considered "risk-free" from a credit standpoint and offer a lower yield than other securities. To increase the overall yield of the securities portfolio, the Company also purchases shorter-term government guaranteed mortgage backed securities and high quality corporate bonds. To reduce overall tax-liability, the Company invests in obligations of state and political subdivisions, which are generally exempt from federal income tax.

The Company's securities portfolio is classified entirely as available for sale. Securities classified as available for sale are carried at fair value on the balance sheet with unrealized holding gains or losses reported as a separate component of equity, net of tax. Available for sale securities are those which may be sold prior to maturity for liquidity, asset liability management or other reasons. Although the Company currently does not have any securities classified as held to maturity, the Company may use this classification in the future if conditions warrant for those securities, which Management has the ability and intent to hold to maturity.

LOANS

The Company's loan portfolio consists of a variety of loans including: commercial, agricultural, residential and commercial real estate, consumer and direct lease financing. The Company's market area includes Wayne, Holmes, Medina and Stark counties.

Total loans at December 31, 2003, including loans held for sale, were $470.8 million, compared to $394.6 million at December 31, 2002. This represents an increase of $76.2 million, or 19.3% from 2002 to 2003. The three major loan categories are commercial, real estate and consumer which represented 60%, 20% and 13% of total loans at December 31, 2003, compared to 61%, 25% and 9% at December 31, 2002. Management anticipates that during 2004 overall loan demand and balances could be impacted by the closing of Rubbermaid, which is expected to occur during the second quarter of 2004, with projected layoffs of 1,250 employees.

Commercial loans at December 31, 2003 were $283.0 million, which increased $40.9 million, or 16.9% from $242.1 million at December 31, 2002. Although the Company experienced solid commercial loan growth during 2003, it was substantially all acquisition related as SBT had commercial loans totaling $67.9 million at the time of the merger. The decline in these balances after the merger was related to several borrowers pre-paying their loans early and obtaining their financing needs from other institutions. Management feels this trend has subsided as the majority of the early pay-offs occurred primarily during the first three months after the merger. Future growth in this area will be dependant on several factors such as a positive economic recovery driving increased loan demand, as well as competitive pressures within our market area. Due to the prolonged weak economic conditions and the need to show positive loan growth, competition for commercial loans has increased significantly. This has primarily been seen in the willingness of financial institutions to offer commercial customers rates that are below the prime rate of interest and extend the terms thus making commercial financing much more attractive and enticing customers to move their funding. As these conditions are expected to persist throughout 2004, the Company is anticipating slower loan growth than in 2003.

Real estate loans at December 31, 2003, were $72.3 million compared to $75.7 million at December 31, 2002. This represents a decrease of $3.4 million, or 4.5%. This decrease is primarily due to the sale of $57.7 million of mortgage loans during 2003. The Company is anticipating mortgage loan activity to decrease during 2004 as mortgage loan rates have stabilized and those borrowers that had the capacity to purchase a new home or refinance have already done so. To offset the slowdown in the refinance area, the Company plans to aggressively pursue the existing home sales market and new construction by approaching realtors and contractors.

Management's decision to sell loans is based on market conditions and the interest rate environment, as well as portfolio alignment and to provide liquidity for future loan demand. Loans that Management considers eligible for sale are those 15 and 30 year fixed rate, one-to-four family residential loans that have been originated within the previous 12 months. If these loans are not sold within this 12 month period they are transferred to, and considered portfolio loans. At December 31, 2003 there were $21.5 million of loans classified as held for sale, while there were $24.8 million at December 31, 2002.

Consumer loans at December 31, 2003 were $62.3 million, which increased $28.0 million, or 81.8% from $34.3 million at December 31, 2002. This increase was driven by the acquisition as SBT had $32.8 million of consumer loans at the time of the merger, while AFC had $7.7 million in consumer loans. Despite the acquisition growth in consumer loans during 2003 the Company expects that consumer loan balances will remain stable or continue to fall during 2004 as a result of the continued weak economic conditions, the zero percent and low-rate financing options offered by the automobile manufacturers and high consumer debt levels. As the consumer loans carry the greatest risk proportionately within the loan portfolio, the Company has experienced a significant increase in credit losses proportionate to the increased loan balances. As a portion of these credit losses were incurred as a result of the acquisition, Management anticipates that the level of charge-offs during 2004 will decline.

SOURCES OF FUNDS

The Company is committed to providing a full range of banking products and services to its customers. The deposit products offered by the Company provide a means for customers to safely invest their money while earning a competitive rate of return on their funds. The Company's primary sources of funds are core deposits originated from within its market area, which includes traditional checking, savings and certificate of deposit accounts. The retention and growth of core deposits is highly dependent on maintaining competitive products and rates, economic conditions, alternative investment options such as mutual funds and the equity market, and local competition.

At December 31, 2003, total deposits were $675.7 million, which increased $154.2 million, or 29.6%, over total deposits of $521.5 million at December 31, 2002. The primary reason for this increase in core deposits is due to the acquisition of BSC during 2003, which added deposits of approximately $152.0 million at the date of the merger. In addition to acquisition growth, the Company seeks to grow its core deposit base by maintaining competitive rates within its market area in order to attract and retain deposits. Management is aware that a portion of the deposit growth that has occurred over the past two years has been from investors withdrawing their funds from the equity markets and placing them in safe stable financial institutions in order to preserve their investment. Management is also aware that these funds may not be considered traditional core deposits and may be subject to withdrawal as the economy and equity markets become more favorable and show positive signs of a recovery as customers are searching for higher returns on their money. As a result of this Management continues to monitor deposit activity closely to ensure that the Company's interest rate risk and liquidity objectives are not compromised. In addition to these deposits, the Company offers securities sold under agreements to repurchase (repurchase agreements), which provides the Company with a source of funds that pays interest to corporate customers. Repurchase agreements at December 31, 2003 were $39.5 million, which is an increase of $9.9 million, or 33.4% from $29.6 million at December 31, 2002, primarily as a result of the acquisition, as SBT had approximately $15.0 million in repurchase agreements at the time of the merger. Due to the low rates being offered on these repurchase agreements, the

Company has noticed a net decline in balances, exclusive of the merger, as customers are using their excess cash to fund operations and reduce debt. Management anticipates that the Company will experience an increase in repurchase agreement balances as the economy recovers and commercial customers cash on hand increases.

During 2003, the Company experienced a shift in the deposit mix compared to 2002. From a percentage standpoint, commercial deposits, which includes checking accounts as well as money market savings and checking accounts declined from 42% in 2002 to 37% in 2003, certificates of deposit declined from 38% in 2002 to 35% in 2002, while savings deposits increased from 20% in 2002 to 27% in 2003. The primary reason for this change is due to the current low rate environment. As rates are historically low, customers have shifted their funds into these non-maturity deposits, which increases their liquidity, and will hence allow them to convert these deposits into higher yielding certificates or other investments as the economy recovers and rates start to rise.

In addition to core deposits and repurchase agreements, the Company also utilizes alternative funding sources to fund loan demand, primarily overnight federal funds borrowings and advances from the Federal Home Loan Bank. The Company currently has approximately $33.0 million available in overnight federal funds that may be drawn from correspondent banks, none of which had been used as of December 31, 2003. In addition, the subsidiaries are members of the Federal Home Loan Bank system, which provides funding based on a percentage of balances in one-to-four family residential loans. Although these alternative funding sources generally cost more than core deposits, they allow the Company to customize the borrowing terms to match the repayment schedule on loans. The Company has traditionally used these advances to match fund fixed rate commercial loans with similar repayment characteristics. The Company will continue to use these alternative funding sources, as needed, based upon deposit growth and loan demand. At December 31, 2003, there were no outstanding advances from the Federal Home Loan Bank while at December 31, 2002 the Company had $1.3 million of outstanding advances. This decrease is due to the repayment of these advances during the year, without taking out any new advances. The Company anticipates that FHLB advances will be utilized in the future as needed to fund loan demand as the economy recovers and loan demand increases.

Core deposit growth is an ongoing objective of Management to facilitate funding for loan demand and asset growth. As consumers have become more "mobile" through direct deposit, online banking and other means, growing these core deposits with traditional accounts and services has become more difficult. Further, Management realizes that competition for deposits also includes mutual funds and the equity markets. To facilitate growth in deposits, Management monitors rates and products within the Company's market area to ensure its products, fees, and rates are competitive. The Company also offers a broad selection of delivery channels including the traditional branch and ATM network, online and telephone banking, and debit cards. In addition to the current branch network SBT is currently constructing a new branch facility in Green, Ohio to facilitate loan and deposit growth in the Akron and Canton market, while the Company owns other properties that are available for future expansion.

CAPITAL MANAGEMENT

Shareholders' equity at December 31, 2003 was $99.1 million, which increased $32.7 million, or 49.2%, from $66.4 million at December 31, 2002. This increase was primarily a result of the acquisition of BSC, which contributed capital of $31.6 million. The Company is committed to managing capital for maximum shareholder benefit and maintaining strong protection for depositors and creditors. Capital consists primarily of four components including common stock, surplus, or additional paid in capital, retained earnings and net unrealized gains or losses on available for sale securities. Bank regulators monitor capital adequacy closely and consider it a very important factor in ensuring the safety of depositors' accounts. As a result, bank regulators established risk based capital standards, which measure the amount of a banks required capital in relation to the degree of risk contained in the balance sheet, as well as off the balance sheet. When calculating ratios for capital adequacy, net unrealized gains or losses on available for sale securities are excluded from the capital base.

There are several key ratios used to monitor regulatory capital adequacy. One such ratio is the percent of stockholders' equity, excluding accumulated other comprehensive income, to total assets. At December 31, 2003, this ratio was 11.7% compared to 10.1% at December 31, 2002.

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

The Company's total risk based capital ratio at December 31, 2003 and 2002 was 15.2% and 16.5% respectively. The Company's Tier 1 capital to risk-weighted assets ratio was 13.9% and 15.2% at December 31, 2003 and 2002, while the Company's leverage ratio was 10.3% and 10.2% at December 31, 2003 and 2002.

The Company has set minimum internal capital adequacy ratios to comply with banking regulations as well as maintain capital at levels that will provide long-term strength and performance to the Company. These levels as set by the Company's Board of Directors and Management are: primary capital of 8.5%, risk based capital of 10.0%, and the leverage ratio at 7.0%.

The Company's primary source of capital is derived from subsidiary earnings as well as sales of treasury stock. During 2003, the earnings and dividends from these subsidiaries were $9.51 million, compared to $9.07 million at December 31, 2002. As discussed in Note 16, the earnings available for future dividends at December 31, 2003, was $2.1 million, compared to $3.2 million at December 1, 2002. As future subsidiary earnings accumulate in excess of dividends, the amount available to be paid to the Company will increase accordingly. The Company did not sell any treasury stock during 2003 or 2002, however treasury stock was issued to fund the dividend reinvestment plan, the 5% stock dividend, and the deferred share plan during 2003. The outflows of capital include cash dividends paid to shareholders as well as purchases of treasury stock. For the year ended December 31, 2003, the Company declared cash dividends of $3.85 million, or $.69 per share, compared to $3.28 million, or $.65 per share in 2002. During 2003, the Company purchased $4.49 million in treasury stock compared to $2.94 million during 2002. Of the cash dividends paid, $412 thousand and $400 thousand were reinvested by shareholders under the Company's dividend reinvestment plan for the years ending December 31, 2003 and 2002 respectively. The Company will continue to purchase its own stock from time to time based on market price and available cash in order to enhance overall shareholder value.

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

 Several ways an institution can manage interest-rate risk include selling existing assets or repaying certain liabilities; matching repricing periods for new assets and liabilities, for example, by shortening terms of new loans or securities; and hedging-existing assets, liabilities, or anticipated transactions. An institution might also invest in more complex financial instruments intended to hedge or otherwise change interest-rate risk. Interest rate swaps, futures contracts, options on futures, and other such derivative financial instruments often are used for this purpose. These instruments are sensitive to interest rate changes, and require expertise to be effective. Therefore the Company does not utilize any of these financial instruments to manage IRR, and has no plans to purchase such instruments in the future. Financial institutions are also subject to prepayment risk in falling rate environments. For example, mortgage loans and other financial assets may be prepaid by a debtor so that the debtor may refinance its obligations at new, lower rates. Prepayments of assets carrying higher rates reduce the Company's interest income and overall asset yields. A large portion of an institution's liabilities may be short term or due on demand, while most of its assets may be invested in long term loans or securities. Accordingly, the Company seeks to have in place sources of cash to meet short-term demands. These funds can be obtained by increasing deposits, borrowing, or selling assets. Also, FHLB advances and wholesale borrowings may also be used as important sources of liquidity.

The following table provides information about the Company's financial instruments that are sensitive to changes in interest rates as of December 31, 2003 and 2002, based on certain prepayment and account decay assumptions that management believes are reasonable. The Company had no derivative financial instruments or trading portfolio as of December 31, 2003 or 2002. From a risk management perspective, the Company believes that repricing dates for adjustable-rate instruments, as opposed to expected maturity dates, may be a more relevant measure in analyzing the value of such instruments. The Company's borrowings were tabulated by contractual maturity dates and without regard to any conversion or repricing dates.

                                   Net Portfolio Value - December 31, 2003
                                   ---------------------------------------
Changes in Rates                     $ Amount                     $ Change                     % Change
----------------                     --------                     --------                     --------
    +200 bp                           102,365                     (18,275)                     (15)%
    +100 bp                           111,935                      (8,705)                      (7)%
      Base                            120,640                          --                       --
    -100 bp                           129,087                       8,447                        7%
    -200 bp                           139,095                      18,455                       15%

                                    Net Portfolio Value - December 31, 2002
                                    ---------------------------------------
Changes in Rates                     $ Amount                     $ Change                     % Change
----------------                     --------                     --------                     --------
    +200 bp                           52,911                      (10,871)                      (15)%
    +100 bp                           68,678                       (5,104)                       (7)%
      Base                            73,782                           --                        --
    -100 bp                           79,009                        5,227                         7%
    -200 bp                           84,926                       11,144                        15%

The increase in the net portfolio value from 2002 to 2003, is primarily a result of the acquisition of Banc Services Corp. during 2003, which increased the asset base of the Company. Although the dollar value of the relative change given the assumed immediate change in interest increased from 2002 to 2003 the percentage change remained unchanged. Although interest rates are at historic lows, Management believes the above table fairly reflects an increase in net portfolio value given an immediate decline in rates. This is based on Management's ability to accelerate further rate reductions on the deposit side and the fact that a large portion of the Company's commercial loan portfolio is currently priced with rate floors, where loans are already at their floor. The overall stability from 2002 to 2003 is due to interest rates remaining substantially unchanged from the prior year as well as the Company continuing to originate loans with variable interest rate features, which lessens the impact of future rate changes.

LIQUIDITY

Liquidity management is the ability of the Company to meet the credit needs and cash demands of its borrowers and depositors. Through the Company's Asset/Liability Committee, Management analyzes and manages liquidity. The Company's primary source of liquidity includes cash, federal funds sold and cash flows provided by maturities and principal payments in the loan and securities portfolios, and inflows of deposits. The Company will generally have excess liquidity during recesionary periods due to weak loan demand, while liquidity is diminished during inflationary periods when loan demand is robust and deposits are more expensive. During periods of excess liquidity the Company will usually invest the funds into short-term securities to enhance earnings and preserve liquidity, and when liquidity is tighter the Company will use the proceeds from maturing securities to fund loan growth. The bank subsidiaries currently have $33.0 million of federal funds borrowings available, as well as $81.6 million of borrowing capacity available from the Federal Home Loan Bank of Cincinnati that could be advanced if needed. In addition the Company also has a $3.0 million line of credit available from a correspondent bank, of which none was used at December 31, 2003.

The primary source of funding for the holding company has been dividends from its bank subsidiaries. As discussed in Note 16 to the consolidated financial statements, subsidiary banks are subject to regulation and, among other things, may be limited in their ability to pay dividends or transfer funds to the holding company. Accordingly, consolidated cash flows as presented in the consolidated financial statements of cash flows on page 8 may not represent cash immediately available to the holding company. The primary uses of cash at the holding company, are dividends paid to shareholders, cash used to repurchase common stock and make investments and acquisitions, and service debt, if any.

At December 31, 2003, cash and cash equivalents were $36.1 million, or 4.4% of total assets. The change in cash and cash equivalents is shown in the consolidated Statement of Cash Flows and summarizes activity for the three years ending December 31, 2003. During 2003, the Company had net cash from operating activities of $17.4 million, including net income of $9.38 million. During 2003, the Company had net cash from investing activities of $13.1 million.

The main source of this cash included a $40.3 million inflow from loan pay downs offset by a $23.7 million net outflow due to an increase in the securities portfolio. During 2003, the Company used $25.9 million in financing activities. The primary use of this cash was from a net decline in the Company's deposits and other borrowed funds of $17.6 million, dividends paid of $3.8 million and purchases of treasury stock totaling $4.5 million

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table presents, as of December 31, 2003, significant fixed and determinable contractual obligations to third parties by payment date.

           Contractual                  Less than  1 - 3     3 - 5    More than
           Obligation             Total   1 Year   Years     Years     5 Years
           ----------             -----   ------   -----     -----     -------
Long-term debt(a)                $7,217   $   0    $   0     $   0    $  7,217
Operating leases                    711     256      272       159          24
Other long-term liabilities(a)    1,617     146      325       353         793

(a) Excludes interest payments

The long-term debt was acquired on May 31, 2003, in conjunction with the merger of BSC, and consists of a $7.0 million subordinated note, and $217 thousand of common equity. The Company pays quarterly interest on this debt based a floating rate equal to the 3-month Libor plus 3.45%, or 4.62% at December 31, 2003. Please refer to Footnote 10, in the consolidated financial statements for more detailed information. The Company's operating lease obligations represent lease and rental payments for facilities, used in the Company's normal course of operations. Other long-term liabilities include amounts due on the assumption of debt of $81 thousand as discussed in Footnote 10 in the consolidated financial statements, and $1.5 million related to the Company leveraging its ESOP as discussed in Footnote 12 in the consolidated financial statements.

OFF-BALANCE SHEET ACTIVITIES AND CONTRACTUAL OBLIGATIONS

The Company routinely engages in activities that involve, to varying degrees, elements of risk that are not reflected in whole or in part in the consolidated financial statements. These activities are part of the Company's normal course of business and include traditional off-balance sheet credit-related financial instruments, operating leases, and long-term debt.

Traditional off-balance sheet credit-related financial instruments are primarily commitments to extend credit, and standby letters of credit. These activities could require the Company to make cash payments to third parties in the event certain specified future events occur. The contractual amounts represent the extent of the Company's exposure in these off-balance sheet activities. However, since certain off-balance sheet commitments, particularly standby letters of credit, are expected to expire or be only partially used, the total amount of commitments does not necessarily represent future cash requirements. Management believes these activities are necessary to meet the financing needs of customers.

Management does not anticipate that the Company's current off-balance sheet activities will have a material impact on future results of operation and financial condition.

The Company continues to lease certain banking facilities under noncancelable operating leases with terms providing for fixed monthly payments over periods up to five years. Management believes these leased facilities increase the Company's visibility within its markets and affords associates additional access to current and potential customers.